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Registration No. 333-105482

As filed with the Securities and Exchange Commission on June 24, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE WHITE HOUSE, INC.
(Exact name of registrant as specified in its charter)

Maryland (State or Other Jurisdiction of Incorporation or Organization)	5621 (Primary Standard Industrial Classification Code Number)	52-1413575 (I.R.S. Employer Identification No.)
6711 Baymeadow Drive Glen Burnie, Maryland 21060 (410) 487-7747 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Richard D. Sarmiento
Chairman, President, and Chief Executive Officer
The White House, Inc.
6711 Baymeadow Drive
Glen Burnie, Maryland 21060
(410) 487-7747
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Elizabeth R. Hughes Matthew B. Swartz Venable, Baetjer, Howard & Civiletti, LLP 1201 New York Avenue, N.W. Suite 1000 Washington, DC 20005-3917 (202) 962-4800	Michael M. Froy Mark L. Dosier Sonnenschein Nath & Rosenthal 233 South Wacker Drive 8000 Sears Tower Chicago, Illinois 60606 (312) 876-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, $.01 par value	$50,000,000	$4,045(2)

(1)
Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
(2)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE 24, 2003

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

3,119,292 Shares

The White House, Inc.

Common Stock

        This is the initial public offering of 3,119,292 shares of common stock of The White House, Inc. We are selling 2,076,923 shares and certain of our stockholders are selling 1,042,369 shares of our common stock. We will not receive any of the proceeds from the sale by the selling stockholders.

        We expect that the initial public offering price will be between $12.00 and $14.00 per share of common stock. Prior to the offering, there has been no public market for our common stock. The market price of the shares after the offering may be higher or lower than the offering price.

        We have applied to have our shares of common stock approved for listing on the Nasdaq National Market under the symbol "WHBK."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds to the selling stockholders	$	$

        Certain of the selling stockholders have granted the underwriters the option to purchase up to an additional 467,894 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. If such shares are sold, we will not receive any of the proceeds from the sale by the selling stockholders.

William Blair & Company

SG Cowen

RBC Capital Markets

The date of this prospectus is                          , 2003

For both sides of you

Table of Contents

Prospectus Summary
Risk Factors
Forward-Looking Statements
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Selected Financial and Operating Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Related Party Transactions
Principal and Selling Stockholders
Description of Capital Stock
Shares Eligible for Future Sale
Underwriting
Legal Matters
Experts
Where You Can Find Additional Information
Index to Financial Statements

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is set forth in this prospectus. We are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. Our business, financial condition, results of operations, and prospects may have changed after the date of this prospectus.

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PROSPECTUS SUMMARY

        This summary does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our audited financial statements and the accompanying notes included elsewhere in this prospectus, before you decide to invest in our common stock. In this prospectus, references to "White House -- Black Market," "we," "us," and "our" mean The White House, Inc., and our fiscal years ended on January 30, 1999, January 29, 2000, February 3, 2001, February 2, 2002, and February 1, 2003 are referred to as fiscal 1998, fiscal 1999, fiscal 2000, fiscal 2001, and fiscal 2002, respectively. The convention that is used in determining our fiscal year end is the Saturday nearest to the last day of January. We refer to the three months ended May 4, 2002 and May 3, 2003 as the first quarter of fiscal 2002 and the first quarter of fiscal 2003, respectively.

        We currently have two classes of common stock and no series of preferred stock outstanding. Upon completion of the offering, we will have one class of common stock and no series of preferred stock outstanding. Unless otherwise indicated, the information contained in this prospectus (i) assumes the conversion of all outstanding shares of our Class A common stock and Class C common stock into a single class of common stock, (ii) reflects a one-for-3.25 reverse split of our common stock, and (iii) assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of common stock.

Overview

        We are a specialty retailer offering distinctive private brand women's apparel in the classic and timeless colors of white and black. We target educated, middle-to-upper income, youthful women between the ages of 30 and 50 who lead active work and social lives and place a premium on contemporary, feminine clothing and a high level of personalized service. Our goal is to make our customers "look and feel beautiful" by offering a unique assortment of quality and fashionable apparel designed for a woman's everyday and special occasion needs. Our boutique-like stores are designed to highlight the distinctiveness of our merchandise, which together with our high level of personalized service, enhance customer recognition and loyalty to our brand.

        We offer high quality, competitively priced separates and coordinated outfits, carefully selected with our customers' preferences and lifestyles in mind. Substantially all of our merchandise is marketed under our White House -- Black Market private brand. Our merchandise strategy recognizes that white and black and related shades are essential to a woman's wardrobe and emphasizes styles that are consistent with current fashion trends. We have developed a highly successful and productive store format that consistently produces strong unit economics across a variety of retail settings, such as lifestyle centers, street front locations, and regional malls. As of May 31, 2003, we operated 100 stores located throughout the United States, Puerto Rico, and the U.S. Virgin Islands.

        Over the past three years, we have refined our merchandise strategy, improved our operations, enhanced our infrastructure, and rapidly expanded our store base. Over the three-year period ended fiscal 2002, we increased our store base from 60 to 92 and achieved a compound annual growth rate in net sales of 32.9%. Our comparable store sales gains averaged 11.5% per fiscal year during this period, increasing 13.1% in fiscal 2001 and 16.3% in fiscal 2002, and our operating income increased from $272,000 in fiscal 1999 to $6.8 million in fiscal 2002. Net sales for the first quarter of fiscal 2003 were $19.9 million, or 24.6% higher than the first quarter of fiscal 2002. Comparable store sales in the first quarter of fiscal 2003 increased 7.3% over the first quarter of fiscal 2002, and operating income was $2.4 million, or 12.3% of net sales.

Business Strategy and Competitive Differentiation

        We know our customer and are dedicated to making her "look and feel beautiful."    We believe the continued success of our brand will be driven by our commitment to making our customers "look and feel beautiful" by offering distinctive merchandise with a superior level of personalized service. We have concentrated our marketing and merchandising efforts on women between the ages of 30 and 50 who seek distinctive apparel in order to project a contemporary, feminine, and youthful self-image. Internally, we refer to our target customer as "Sydney" and believe she represents a middle-to-upper income woman who is well-educated, active, and appearance-conscious. She considers herself to be feminine and sexy, with a youthful attitude, regardless of her age. We believe that our target customer values our edited selection and is generally underserved by the broad offerings of department stores. In addition, other specialty stores have increasingly targeted other segments, such as teens and plus-sizes, or customers with either more conservative or trendier style preferences.

        We project a powerful brand identity through our distinctive merchandise concept.    Our brand identity is based on providing our customers with a distinctive assortment of quality, competitively priced, fashionable apparel and accessories all in the classic and timeless colors of white and black. We believe that white and black and related shades represent significant and essential components of our customers' wardrobes. By further differentiating our assortment with new designs and fabrications, we establish White House -- Black Market as a highly relevant resource for our customers' everyday and special occasion needs, regardless of season, color trends, or regional preferences. Over the three-year period ended fiscal 2002, our comparable store sales gains averaged 11.5% per fiscal year and our average sales per gross square foot increased from $468 in fiscal 1999 to $559 in fiscal 2002.

        We have a proven and versatile store model that produces compelling returns.    The broad appeal of our merchandise concept has enabled us to profitably operate our stores in diverse regions of the country, across climates, and in a variety of retail settings, including lifestyle centers, street front locations, and regional malls. Our store model for fiscal 2003 requires an average total investment of approximately $190,000 per store, inclusive of pre-opening costs, fixtures, equipment, leasehold improvements, and inventory, but net of landlord allowances and vendor financing. Based on our store opening and operating experience, we expect our new stores opening in fiscal 2003 to produce a cash payback in approximately 14 months and a cash return on invested capital of approximately 90% in their first full year of operation.

        We have achieved superior financial results due to our centralized and disciplined operations.    Our centralized merchandising and operating processes are designed to achieve a consistent, chainwide "one-store experience" and enable our sales associates to focus on serving our customers. Our flexible third-party vendor sourcing strategy and disciplined approach to inventory management are designed to achieve the proper balance between new, faster-turning merchandise and core items while controlling our aged inventory and markdowns. We believe our operating discipline is a key factor in our historical ability to operate highly productive stores. In each of the last two fiscal years, our gross profit percentage exceeded 55% of our net sales and our average annual inventory turnover rate exceeded 5.0 times.

Growth Strategy

        We believe we are well-positioned to capitalize on our distinctive brand identity, open an increasing number of stores, and pursue our goal of becoming a leading national chain in the women's apparel industry. Key elements of our growth strategy include the following:

        Open New Stores.    We have demonstrated our ability to open new stores that provide compelling investment returns in new markets and geographic territories and across a variety of retail settings. We opened 16 stores in fiscal 2002 and ended the year with 92 stores. In fiscal 2003, we plan to open 22 stores and end the year with 111 stores. As of May 31, 2003, we have opened nine stores and have signed leases for an additional ten stores. In fiscal 2004, we plan to open 25 to 30 stores and have identified 35 potential store sites, 12 of which have been approved by our site selection committee. Based on our internal analysis, we believe the potential exists for at least 400 White House -- Black Market stores nationwide.

        Improve Store Productivity and Overall Profitability.    We believe we can continue to increase our store sales productivity by implementing the following marketing and merchandising initiatives:

  •
  review our merchandise offering to identify opportunities to increase sales productivity;

  •
  initiate a more efficient and measurable direct marketing program designed to communicate to a broader customer base on a more frequent basis; and

  •
  initiate a customer loyalty program designed to reward our frequent customers with price discounts or other incentives.

        We believe we have opportunities to further increase our operating margins in the future by leveraging store-level operating and corporate infrastructure costs over a larger sales base and capitalizing on enhanced purchasing power.

        Our principal executive offices are located at 6711 Baymeadow Drive, Glen Burnie, Maryland 21060 and our telephone number is (410) 487-7747. Our web site address is www.whiteandblack.com. Information on our website is not a part of this prospectus.

The Offering

Common stock offered by us	2,076,923 shares
Common stock offered by the selling stockholders	1,042,369 shares
Total shares offered	3,119,292 shares
Common stock outstanding after the offering	7,859,994 shares(1)
Use of proceeds
We estimate that our net proceeds from the offering will be $23.9 million. We intend to use $11.8 million of the net proceeds to us to make required distributions to certain holders of our common stock, $4.6 million to fund capital expenditures and inventory related to new store openings, and $1.7 million to fund capital expenditures and pay expenses incurred in connection with the planned relocation of our headquarters and distribution center. We intend to use the remaining net proceeds to us for general corporate purposes, including working capital. We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Amounts Distributable to Holders of Class C Common Stock."
Proposed Nasdaq National Market symbol	WHBK

(1)
The number of shares to be outstanding upon completion of the offering is based on shares outstanding as of May 31, 2003. This number excludes: (i) 337,942 shares of common stock issuable upon the exercise of outstanding stock options under our 1999 Stock Option Plan at a weighted average exercise price of $5.68 per share; and (ii) an aggregate of 785,134 shares of common stock available for future issuance under our 1999 Stock Option Plan, our 2003 Stock Option Plan, and our 2003 Employee Stock Purchase Plan as of the date of this prospectus.

        We own or have rights to various trademarks and trade names used in our business, including White House -- Black Market® and others. Each trademark, trade name, or service mark of any other company appearing in this prospectus belongs to its holder or holders. We are neither affiliated with nor endorsed by the federal government of the United States or any agency thereof.

Summary Financial and Operating Data

        The following summary statements of operations data and other data in fiscal 2000, 2001, and 2002 and the balance sheet data at the end of fiscal 2002 is derived from our financial statements, audited by KPMG LLP, included elsewhere in this prospectus. The summary statements of operations data and other data in fiscal 1998 and fiscal 1999 are derived from unaudited financial statements not included in this prospectus. The summary statements of operations data and other data for the three months ended May 4, 2002 and May 3, 2003, have been derived from our unaudited financial statements, included elsewhere in this prospectus, which have been prepared on the same basis as our audited financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The summary store data for all fiscal periods presented have been derived from internal records of our operations. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the selected financial and operating data shown below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

        Our fiscal year consists of 52 or 53 weeks, ends on the Saturday nearest to the last day of January, and is named for the calendar year ending closest to that date. All fiscal years presented consist of 52 weeks of operations, except fiscal 2000, which consisted of 53 weeks. You should read the information set forth below in conjunction with other sections of this prospectus, including "Selected Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and related notes.

						Three Months Ended
	Fiscal Year
						May 4, 2002	May 3, 2003
	1998	1999	2000	2001	2002
	(in thousands, except per share, store data, and other data)
Statement of Operations Data:
Net sales	$24,328	$28,530	$37,721	$49,532	$66,956	$15,978	$19,905
Cost of goods sold(1)	11,641	13,501	17,676	21,884	28,271	6,901	8,600

Gross profit	12,687	15,029	20,045	27,648	38,685	9,077	11,305
Selling, general and administrative expenses	12,124	14,199	19,101	24,627	30,414	6,792	8,415
Depreciation and amortization	593	558	912	1,176	1,492	305	448

Operating income (loss)	(30)	272	32	1,845	6,779	1,980	2,442
Interest expense	428	53	198	326	217	54	73

Income (loss) before income tax expense (benefit)	(458)	219	(166)	1,519	6,562	1,926	2,369
Income tax expense (benefit)	(82)	113	(48)	650	2,652	797	942

Net income (loss)	(376)	106	(118)	869	3,910	1,129	1,427
Amounts distributable to Class C common stockholders(2)	25	981	1,475	1,679	1,984	449	524

Net income (loss) applicable to common stockholders	$(401)	$(875)	$(1,593)	$(810)	$1,926	$680	$903

Basic and diluted net income (loss) applicable to common stockholders per weighted average common share:(3)
Basic	$(0.11)	$(0.16)	$(0.28)	$(0.14)	$0.33	$0.12	$0.16
Diluted	$(0.11)	$(0.16)	$(0.28)	$(0.14)	$0.33	$0.12	$0.15
Pro forma diluted					$0.57		$0.21
Weighted average common shares outstanding:(3)
Basic	3,700	5,459	5,783	5,783	5,783	5,783	5,783
Diluted	3,700	5,459	5,783	5,783	5,870	5,826	5,959
Pro forma diluted					6,846		6,935
Store Data:
Comparable store sales growth(4)	2.9%	7.3%	5.0%	13.1%	16.3%	15.4%	7.3%
Stores open at beginning of period	47	50	60	71	77	77	92
New stores	3	10	14	9	16	5	5
Closed stores	—	—	3	3	1	—	1

Stores open at end of period	50	60	71	77	92	82	96

Total square feet at end of period(5)	56,659	72,022	93,751	105,623	134,061	114,405	142,383
Net sales per square foot(6)	$441	$468	$460	$494	$559
Average net sales per store(7)	$516,000	$551,000	$593,000	$679,000	$790,000
Other Data:
Gross profit percentage	52.1%	52.7%	53.1%	55.8%	57.8%	56.8%	56.8%
Operating income (loss) percentage	(0.1)%	1.0%	0.1%	3.7%	10.1%	12.4%	12.3%

	May 3, 2003
	Actual	As Adjusted(9)
Balance Sheet Data:
Working capital(8)	$91	$12,191
Total assets	23,174	34,348
Long-term debt including capital lease obligations	989	989
Amounts distributable to Class C common stockholders(2)	6,668	—
Total liabilities	17,872	10,278
Stockholders' equity	5,302	24,070

(1)
Cost of goods sold includes costs of merchandise, distribution and warehousing costs, and freight from vendors to the distribution center and from the distribution center to our stores.

(2)
Represents amounts distributable to Class C common stockholders pursuant to the terms of our amended and restated articles of incorporation. The amounts distributable to Class C common stockholders are not classified within stockholders' equity because of the required distribution feature. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Amounts Distributable to Holders of Class C Common Stock."

(3)
See note 3 of our financial statements for an explanation of the methods used to determine the number of shares used in computing net income (loss) per share data. Prior to the completion of the offering, we have two classes of common stock outstanding and the net income (loss) applicable to common stockholders per share is the same for each class. Upon completion of the offering, all amounts accrued for distribution to Class C common stockholders will be paid. In addition, payment of our obligation with respect to future distributions to Class C common stockholders will be accelerated, which will result in a deduction from net income of approximately $5.1 million in the quarter in which the offering is completed, for the purpose of determining net income applicable to common stockholders. Pro forma diluted net income applicable to common stockholders per weighted average common share was calculated by dividing net income by the number of pro forma diluted weighted average shares. Pro forma diluted weighted average shares outstanding consists of diluted weighted average shares outstanding and approximately 976,000 shares which would be required to be sold in order to make the required distributions. Pro forma diluted net income applicable to common stockholders assumes that all outstanding Class A and Class C common stock were converted into common stock and that the required distributions to Class C stockholders were made as of the beginning of the periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Amounts Distributable to Holders of Class C Common Stock."

(4)
Comparable store sales begin on the first day of a store's 15th fiscal month of operations, and it remains a comparable store for each month the store is open the entire fiscal month. Comparable stores which are closed for five consecutive days during a fiscal month for any reason, including renovation, are excluded from that month's comparable store sales calculation. Where additional square footage is added to a store, that store remains a comparable store.

(5)
Calculated using gross square footage of all stores open at the end of the period.

(6)
Calculated using net sales and gross square footage of all stores open at both the beginning and the end of the period.

(7)
Calculated using net sales of all stores open at both the beginning and the end of the period.

(8)
Defined as current assets less current liabilities.

(9)
The "as adjusted" balance sheet data as of May 3, 2003, reflects the conversion of all outstanding shares of our Class A common stock and Class C common stock into shares of common stock upon the closing of the offering and the receipt by us of the estimated net proceeds from the sale of 2,076,923 shares of common stock by us in the offering at an assumed initial public offering price of $13.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds."

RISK FACTORS

        You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing in shares of our common stock. If any of the following risks actually occur, our business could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment. You should refer to the information set forth in this prospectus and our financial statements and the related notes included elsewhere in this prospectus.

Risks Related to Our Business

We will be opening new stores and expanding into new geographic regions, which could strain our resources and cause us to execute our business less effectively.

        Our growth will largely be dependent on successfully opening and operating new stores. During fiscal 2002, we opened 16 new stores. We plan to open 22 new stores during fiscal 2003, and end the fiscal year with 111 stores. As of May 31, 2003, we have opened nine stores and signed leases for an additional ten stores. We intend to open an increasing number of new stores in each of the next several years. Some of our new stores will be in regions where we have not previously operated, which will require greater management resources than opening additional stores in regions already served by us. Our proposed expansion will place increased demands on our managerial, operational, and administrative resources. These increased demands could cause us to execute our business less effectively, which in turn could cause deterioration in the financial performance of existing and newly opened stores as well as slow our expansion.

Our planned expansion involves a number of risks that could prevent or delay the successful opening of new stores as well as impact the performance of our existing stores.

        Our ability to open and operate new stores successfully depends on many factors, including, among others, our ability to:

  •
  identify suitable store locations;

  •
  negotiate acceptable lease terms, including desired landlord construction allowances, which have been an important part of our historical ability to grow profitably;

  •
  obtain adequate amounts of capital;

  •
  source, manage, and distribute sufficient levels of inventory to meet the needs of our existing and new stores;

  •
  foster existing and new relationships with vendors capable of supplying merchandise meeting our fashion, fit, and quality standards;

  •
  hire and train store personnel, including store managers;

  •
  successfully integrate new stores into our existing operations; and

  •
  satisfy the fashion preferences of new geographic areas.

        In addition, many of our new stores will be opened in regions of the United States and its territories in which we currently have few or no stores. Our expansion into new markets may present competitive, merchandising, and distribution challenges that are different from those that we currently encounter in our existing markets. As a result, our future store openings may not provide a return consistent with our past store openings, or provide any return at all. Any of these challenges could adversely affect our business, results of operations, and financial condition by causing our sales to decrease and/or our expenses to increase. In addition, to the extent our new store openings are in existing markets, we may experience reduced net sales volumes in existing stores in those markets.

Our success depends on our ability to anticipate, identify, and rapidly respond to consumers' fashion tastes.

        The apparel industry is subject to rapidly evolving fashion trends and shifting consumer demands. Accordingly, our success is heavily dependent on both the priority our target customers place on fashion and our ability to anticipate, identify, and capitalize upon emerging fashion trends, including products, styles, and materials, and our ability to distinguish our brand within the women's apparel market. Our failure to anticipate, identify, or react appropriately to changes in styles, trends, or desired image preferences could lead to, among other things, a decline in sales, excess inventories, and higher markdowns, as well as decreased appeal of our merchandise, which could have a material adverse effect on our business, results of operations, and financial condition.

If at any time our comparable store sales or quarterly results of operations decline or do not meet the expectations of research analysts, the price of our common stock could decline substantially.

        Our comparable store sales and quarterly results of operations have fluctuated in the past and can be expected to continue to fluctuate in the future. We also expect that the rate of increase will moderate in future periods as we grow our business. Moreover, our comparable store sales may decline. Our comparable store sales and quarterly results of operations are affected by a variety of factors, including, among others:

  •
  the timing of new store openings and the relative proportion of new stores to mature stores;

  •
  fashion trends, including customer response to new and existing styles;

  •
  calendar shifts of holiday or seasonal periods;

  •
  our merchandising decisions;

  •
  changes in our merchandise mix and the margin percent of the various products we offer;

  •
  our ability to effectively source, manage, and distribute inventory;

  •
  timing and effectiveness of marketing events and programs, including our ability to effectively deploy and manage a customer loyalty program;

  •
  changes in general economic conditions, the retail sales environment, and consumer spending patterns;

  •
  the cost of electricity and other utilities in the markets where our stores are located;

  •
  regional economic conditions in areas where we have a significant number of stores, such as Florida and California;

  •
  actions by competitors or mall anchor tenants;

  •
  acts of war or terrorism;

  •
  weather conditions or natural disasters; and

  •
  the level of pre-opening expenses associated with new stores.

        In addition, our net sales and operating results are typically lower in the third quarter of our fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our failure to retain our existing senior management team could adversely affect our business.

        Our business requires disciplined execution at all levels of our organization in order to timely deliver and display fashionable merchandise in appropriate quantities in our stores. This execution requires experienced and talented management. If we were to lose the benefit of our experienced management team, and in particular if we were to lose the services of Richard D. Sarmiento, our Chairman, President, and Chief Executive Officer, or Patricia Darrow-Smith, our Executive Vice

President, Merchandising, our business could be adversely affected. We expect to enter into employment agreements with Mr. Sarmiento and Ms. Darrow-Smith, as described below in the section entitled "Management." We maintain key person insurance on the life of Mr. Sarmiento with a benefit to us of $500,000. We do not maintain key person insurance on the life of Ms. Darrow-Smith. The loss of the services of Mr. Sarmiento or Ms. Darrow-Smith, or any of our other officers or key employees for any reason may result in our inability to effectively manage our operations or implement our plans, which could have a material adverse effect on our business, results of operations, and financial condition.

We rely on a single distribution center which we will be moving to a new location, together with our headquarters.

        We rely on a single distribution center in Glen Burnie, Maryland, which also serves as our corporate headquarters. We plan to relocate our corporate headquarters and distribution center to a new facility in the greater Baltimore area and vacate our current leased facility in late fiscal 2003 or early fiscal 2004. Any natural disaster or other disruption to our existing or new distribution facilities due to fire, tornado, or any other cause could damage a significant portion of our inventory, impair our ability to adequately stock our stores and process returns of products to vendors, and negatively affect our sales and profitability.

        We plan to use approximately $1.7 million of the proceeds of the offering to fund capital expenditures for the new distribution center and to pay moving expenses and the costs associated with the termination of our existing distribution center lease. Of this amount, approximately $200,000 will be reflected as an expense on our financial statements in the fiscal quarter in which we move. Any significant delay in the availability of the new facility, or unanticipated expense, capital cost, or disruption of our business or operations caused by the relocation to the new facility would have a material adverse effect on our financial position, results of operations, and cash flows. If we are unable to generate increased sales and gross profit sufficient to absorb the increased overhead and other costs associated with our relocation and potential expansion, we would likely experience lower profit margins, which could have a material adverse effect on our financial position, results of operations, and cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Further, we intend to implement new hardware and software for our new distribution center. If the distribution center software does not work effectively, we may experience delays or failures in the operation of the distribution center. These delays or failures could adversely impact the promptness and accuracy of our transaction processing, inventory distribution, merchandise planning, financial accounting and reporting, and our ability to properly forecast earnings and cash requirements. These events would adversely affect our business, results of operations, and financial condition by causing our sales to decrease and/or our expenses to increase.

        We expect that our planned new distribution center will have the capacity, without modification or enhancement, to serve approximately 250 stores. Despite our relocation, modified, additional, and/or alternative facilities for distribution and inventory could be required in the future if there is significant growth in customer demand for our merchandise. Suitable facilities may not be available, and, in the absence of such facilities, future growth could be impaired.

We depend on a limited number of key vendors.

        We source a significant amount of our merchandise from a limited number of vendors. In fiscal 2002, approximately 19.2% of our vendor purchases came from one vendor and approximately 34.0% of our vendor purchases came from our five highest volume vendors combined. Because our merchandise strategy relies in large part on our ability to obtain merchandise meeting our fashion, fit, and quality standards from our vendors within a short time from the date of order, our access to reliable vendors is critical. Our vendor relationships may not continue as presently in effect. The loss of a key vendor, the deterioration of our relationship with a key vendor, or our failure to establish good relationships with major new vendors may impair our ability to obtain sufficient quantities of quality inventory in a timely manner on terms similar to those we have experienced in the past. The impairment of our ability to source our inventory would have a material adverse effect on our business, results of operations, and financial condition by, for example, causing our sales to decrease due to lack of sufficient suitable inventory or causing our expenses to increase due to additional costs incurred in obtaining inventory on less favorable terms. In addition, because we expect to grow, our existing vendors may not be able to meet our increased needs for quality products and responsiveness. New vendors may not be available to meet those increased needs. If the merchandise quality or responsiveness of any of our key vendors declines or fails to meet our standards or growing demand, our ability to sell merchandise would be impaired and our business would be harmed.

Our business is subject to risks associated with selling imported products.

        During fiscal 2002, we believe that approximately 40% of the dollar volume of our merchandise was manufactured by third parties, predominantly in Asia. Risks inherent in selling imported products include:

  •
  quotas imposed by bilateral textile agreements;

  •
  labor disputes involving the apparel and shipping industries;

  •
  changes in social, political, and economic conditions, which could result in the disruption of trade from the countries in which our manufacturers or suppliers are located;

  •
  diseases, quarantines, or other health-related occurrences;

  •
  the imposition of additional regulations relating to imports;

  •
  the imposition of additional duties, taxes, and other charges on imports;

  •
  significant fluctuations of the value of the dollar against foreign currencies; and

  •
  restrictions on the transfer of funds.

        Any one of these factors could have a material adverse effect on our business, results of operations, and financial condition by limiting our ability to obtain inventory, which may cause our sales to decrease or increase our expenses related to importing products and decrease our gross margin on imported products.

In the future, we plan to originate designs and oversee the production of a portion of the products we sell, which may not prove cost-effective.

        To date, our product sourcing strategy has consisted of working closely with a number of vendors to select, modify, and combine pieces designed and manufactured by them or their sources. We expect to continue to source inventory from vendors. As we grow, we expect to develop in-house design capabilities and source a portion of our product directly from third-party manufacturers. We plan, however, to maintain a balance between vendor-based and direct sourcing. To do so effectively, we will need to oversee the production of this merchandise. Our experience in the design process is limited, and we currently have no experience directly overseeing the production process. While we intend to hire personnel with experience in design and production, suitable individuals may not be available. If we do not effectively manage the design and production of our own garments, our growth will be impaired and our business could be harmed. In addition, longer product lead times will be required than the lead times which have been required by our vendors historically. Further, originating some of our own products may result in our carrying more inventory, which may affect inventory turns and could increase our inventory risk.

Our stores are heavily dependent on the customer traffic generated by larger shopping destinations.

        Our strategy requires that our stores be located in lifestyle centers, street front locations, and regional malls where we believe our customers and potential customers shop. Accordingly, our stores must be located in shopping destinations where other retailers attract a significant number of customers to whom our merchandise will appeal. Our stores must also have favorable placement within those shopping destinations. We cannot control the development of alternative shopping destinations near our existing stores, or the availability or cost of appropriate locations within existing or new shopping destinations. The failure of shopping destinations where our stores are located to attract sufficient customer traffic, the failure of our stores within successful shopping destinations to attract customers, or significant cost increases for the locations we seek, would have a material adverse effect on our business, results of operations, and financial condition by causing our sales to decrease and/or our expenses to increase.

Our market share may be adversely impacted at any time by a significant number of competitors.

        We operate in a highly competitive environment characterized by low barriers to entry. We compete against a diverse group of retailers, including national and local specialty retail stores, regional retail chains, traditional department stores, Internet and other direct retailers, and, to a lesser extent, mass merchandisers. Our market share and results of operations may be adversely impacted by these competitors. Many of our competitors are larger than us and have substantially greater resources than we do and, as a result, may be able to adapt to changing market conditions, exploit new opportunities, and open new stores more quickly and effectively than we can.

        Additionally, the retail industry periodically has experienced consolidation and other ownership changes. In the future, other retailers in the United States and in foreign markets may consolidate, undergo restructurings or reorganizations, or realign their affiliations. Any of these developments could result in competitors with more buying power or market visibility than they currently hold. Such developments may result in a loss of our market share and a corresponding decrease in our sales.

        We believe our white and black merchandising theme is a distinguishing element of our stores and one of the important reasons for our success. Competitors may attempt to copy our white and black merchandising theme or create other color-oriented themes. Some of our competitors have the resources to deploy such strategies nationwide quickly. Any attempt by a competitor to copy or mimic our merchandising themes could have a material adverse effect on our business, results of operations, and financial condition by causing a decrease in our market share and our sales.

Our focus on selling white and black apparel exposes us to loss of market share if other colors increase in popularity and may also present low barriers to entry to potential competitors.

        The market for apparel is subject to change based upon shifting consumer tastes. Among the consumer preferences that change are those for color. Because we offer only white and black merchandise, our ability to exploit consumer trends in favor of colorful styles is limited. Therefore, a rise in the popularity of colorful styles would harm our market share and revenues and could adversely affect our results of operations. Further, our success with stores selling only white and black clothes may attract competitors. Those competitors may adopt our strategy of selling apparel of only one or two colors. If this occurs, our market share may decline and our goodwill may be diluted resulting in a material adverse effect on our business.

Our business is sensitive to general economic conditions and consumer spending patterns, and a substantial or sustained decline in consumer spending would likely have a negative impact on our business, results of operations, and financial condition.

        We rely on the expenditure of discretionary income for most, if not all, of our sales. Any downturn, whether real or perceived, in economic conditions or prospects could adversely affect consumer spending patterns and our sales and results of operations. We may not be able to maintain our historical rate of growth in revenues and earnings, or remain profitable, particularly if the retail environment remains stagnant or declines. A recession in the general economy or uncertainties regarding future economic prospects could cause consumer spending to decline or result in our target customers making fewer apparel purchases. The occurrence of such changes could result in a decrease in our sales and have a material adverse effect on our business, results of operations, and financial condition by causing our sales to decrease and/or our expenses to increase.

Our success is closely tied to our ability to hire and retain talented people.

        The success of our business depends upon effective customer interaction and is highly labor-intensive. Our success depends largely on our general ability to attract, develop, motivate, and retain highly skilled store managers and sales associates. The loss of some or a significant number of our managers or salespeople or the inability to attract, hire, develop, train, and retain additional personnel could have serious negative effects on us. These negative effects would include impairing our ability to maintain or increase sales and profits at individual stores and thus our ability to maintain or improve our overall results of operations.

We depend on our management information systems and we rely on third parties for upgrading and maintaining these systems.

        Our success is dependent on the accuracy, reliability, and proper use of our management information systems, including merchandise management systems used to track our sales and facilitate inventory management. Among the operations for which we rely on our management information systems are merchandise planning, replenishment, and markdowns. These functions enhance our ability to optimize sales while limiting markdowns and reducing inventory risk by properly marking down slow selling styles, reordering existing styles and effectively distributing new inventory to our stores. We do not currently have redundant systems for all functions performed by our management information systems or a back-up telephone system. Any interruption in these systems could impair our ability to effectively manage our inventory, which may result in our experiencing decreased sales or increased expenses. Any significant decrease in our sales or increase in our expenses would have a material adverse effect on our financial position, results of operations, and cash flows.

        We depend on third-party vendors to maintain and periodically upgrade our management information systems to support our business as we expand. The software programs supporting our inventory management functions are licensed to us by third-party vendors. The inability of these vendors to continue to maintain and upgrade these software programs would disrupt our operations if we are unable to convert to alternate systems in an efficient and timely manner.

Our proprietary rights are essential to our brand, and any interference with our ability to use them effectively will interfere with our brand message and harm our business.

        We believe that our trademarks and other proprietary rights are important to our success. This is particularly the case for the "White House -- Black Market" marks because the name "White House -- Black Market" is well known by our customers. We cannot assure you that others will not imitate our products or infringe on our intellectual property rights. In addition, others may resist or seek to block the sale of our products as infringements of their trademark and proprietary rights. In certain jurisdictions, other entities may have rights to names that would limit our ability to rely on our own name and brand recognition to expand into such jurisdictions. In addition, if we fail to obtain or perfect trademark, ownership, or license rights, it would limit our ability to expand into certain international markets or enter such markets with the White House -- Black Market name, and to capitalize on the value of our brand.

Because we have not yet chosen to sell our products through the Internet, we may lose sales or customers and we may be more vulnerable to competitors.

        To date, we have chosen not to offer our customers the ability to purchase our merchandise over the Internet, and we do not plan on doing so in the current or next fiscal year. The Internet, particularly in the retail industry, has become an increasingly popular distribution channel. Because some consumers perceive purchasing apparel over the Internet as an efficient, cost-effective means of shopping, these consumers may refrain from purchasing from our stores. For these reasons, we may lose business to competitors who offer consumers the option of purchasing merchandise online. By emphasizing an online presence, new competitors may also gain disproportionate market visibility and thus render us at a competitive disadvantage. Loss of customers to online competitors would harm our revenue growth and adversely affect our results of operation.

The recent outbreak of severe acute respiratory syndrome could harm our business.

        The recent outbreak of severe acute respiratory syndrome, or SARS, could cause disruption to our suppliers and their manufacturers located in China and elsewhere. Our suppliers and their manufacturers could be disrupted by worker absenteeism, quarantines, or other travel or health-related restrictions as a result of SARS outbreaks or concern over SARS. If our suppliers or their manufacturers are so affected, our supply chain could be disrupted, our product shipments could be delayed, and our business could be seriously harmed.

Risks Relating to the Offering

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may depress our stock price, even if our business is doing well.

        Sales of a substantial number of shares of common stock after the offering could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of the offering, we will have 7,859,994 shares of common stock outstanding. The 3,119,292 shares of common stock sold in the offering, which would be 3,587,186 shares if the underwriters' option to purchase additional shares is exercised in full, will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates" as that term is defined in Rule 144. The remaining 4,740,702 shares of common stock outstanding upon completion of the offering will be "restricted securities" as that term is defined in Rule 144, of which 4,369,722 will be subject to the volume, manner of sale and other limitations under Rule 144.

        All of our stockholders and option holders will be subject to agreements that limit their ability to sell or otherwise dispose of any shares of common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of William Blair & Company, L.L.C. When these agreements expire, these shares and the shares underlying the options will become eligible for sale, subject to the volume, manner of sale, and notice requirements of Rule 144.

Because our principal stockholders and management may have the ability to control stockholder votes, the premium over market price that an acquirer might otherwise pay may be reduced and any merger or takeover may be delayed.

        Upon completion of the offering, our officers and directors will, in the aggregate, beneficially own approximately 55.7% of our outstanding common stock. If these stockholders act together, they would have the ability to control or significantly influence all matters submitted to our stockholders for approval, including:

  •
  the election or removal of our board of directors;

  •
  the amendment of our articles of incorporation or bylaws; and

  •
  the adoption of measures that could delay or prevent a change in control or impede a merger, takeover, or other business combination involving us.

        These stockholders will have substantial influence over our management and our affairs. Accordingly, this concentration of ownership may have the effect of impeding a merger, consolidation, takeover, or other business consolidation involving us, or discouraging a potential acquirer from making a tender offer for our shares. This concentration of ownership could also adversely affect our stock's market price or lessen any premium over market price that an acquirer might otherwise pay.

The liquidity of our stock is uncertain because it has never been publicly traded, and you may not be able to resell your shares at or above the price you paid.

        Prior to the offering, there has not been a public market for our common stock. As a result, the initial public offering price will be determined by negotiations among the underwriters, the selling stockholders, and us, and may not be indicative of prices that will prevail in the public trading markets. Further, we cannot predict the extent to which a trading market for our common stock will develop or how liquid that market will be. You may not be able to resell your shares at or above the initial public offering price.

The market price of our common stock may be materially adversely affected by market volatility.

        The market price of our common stock is likely to fluctuate, both because of actual and perceived changes in our financial results and prospects and because of general volatility in the stock market. The factors that could cause fluctuations in our stock price may include, among other factors discussed in this section:

  •
  actual or anticipated variations in comparable store sales or quarterly operating results;

  •
  changes in financial estimates by research analysts;

  •
  actual or anticipated changes in the United States economy or the retailing environment;

  •
  acts of terrorism or war;

  •
  changes in the market valuations of other specialty apparel or retail companies;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures, or other strategic initiatives; and

  •
  actual or anticipated sales of common stock by existing stockholders, whether in the market or in a public offering.

        The market price of our common stock could decline as a result of market sales by our existing stockholders after the offering, or the perception that such sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. See "Shares Eligible for Future Sale."

We are subject to anti-takeover provisions which could affect the price of our common stock.

        Certain provisions of the Maryland General Corporation Law and of our charter and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. The anti-takeover provisions in our charter and bylaws include:

  •
  classifying our board of directors such that only one-third of the directors are elected each year;

  •
  authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors;

  •
  limiting the ability of stockholders to call a special meeting, remove directors, and amend our charter or bylaws;

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

  •
  allowing the board of directors to consider effects of a potential acquisition of control of us on our employees, customers, vendors, and creditors as well as the communities in which our offices and other establishments are located.

        We are also subject to the anti-takeover provisions of Section 3-602 of the Maryland General Corporation Law which prohibits "business combinations" with persons owning 10% or more of the voting shares of a corporation's outstanding stock, unless the combination is approved by the board of directors prior to the person owning 10% or more of the stock, for a period of five years, after which such a business combination would be subject to special stockholder approval requirements. Additionally, we are subject to Section 3-702 of the Maryland General Corporation Law which limits the voting rights of "control shares" acquired in a "controlled share acquisition" except to the extent approved by stockholders. These provisions could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or may otherwise discourage a potential acquiror from attempting to obtain control from us, which in turn could have a material adverse effect on the market price of our common stock.

Investors in the offering will suffer immediate and substantial dilution in the book value of their investment in our common stock.

        The initial public offering price per share will significantly exceed our net tangible book value per share. Accordingly, investors in the offering will suffer immediate and substantial dilution of $9.94 per share, assuming an initial public offering price of $13.00 per share. This dilution is due in large part to the fact that earlier investors paid substantially less than the public offering price when they purchased their shares of our common stock. The exercise of outstanding options and warrants to purchase our common stock will result in additional dilution per share.

FORWARD-LOOKING STATEMENTS

        This prospectus contains statements about future events and expectations that constitute forward-looking statements. We generally identify forward-looking statements by the use of terminology such as "believe," "may," "will," "should," "anticipate," "predict," "potential," "estimate," "expect," "intend," "objective," "seek," "plan," "continue," "strive," or similar words, or the negatives of these, or similar, words. Forward-looking statements are based on management's beliefs, assumptions, and expectations of our future performance, taking into account the information currently available to management. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance, or financial condition to differ materially from the expectations of future results, performance, or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include, but are not limited to, those identified in the foregoing "Risk Factors," the additional factors set forth below, and other matters not yet known to us or not currently considered material by us:

  •
  the cost of purchasing merchandise inventories;

  •
  labor shortages or increased labor costs;

  •
  changes in consumer preferences and demographic trends;

  •
  changes in our merchandise mix and the margin percent of the various products we offer;

  •
  increasing competition in the market for women's clothes;

  •
  expansion into new markets;

  •
  the rate of growth of general and administrative expenses associated with building additional corporate infrastructure to support our growth initiatives;

  •
  fluctuations in our quarterly results;

  •
  increased government regulation;

  •
  supply and delivery shortages or interruptions;

  •
  market saturation due to new store openings;

  •
  changes in tax and other laws applicable to our vendors, customers, or us;

  •
  adverse weather conditions which impact customer traffic at our stores; and

  •
  adverse economic conditions.

        We qualify any forward-looking statements entirely by these cautionary factors. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Investors should recognize these statements for what they are and not rely on them as facts.

USE OF PROCEEDS

        The net proceeds to us from the sale of 2,076,923 shares of common stock being offered by us at an assumed initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $23.9 million. We will not receive any proceeds from shares of common stock sold by the selling stockholders, nor can we participate in the sale of additional shares relating to the underwriters' over-allotment option, if exercised.

        A primary purpose of the offering is to create a public market for our common stock in order to facilitate our future access to public capital. Of the net proceeds to us from the offering, we intend to use:

  •
  $11.8 million to make required distributions to certain holders of our common stock;

  •
  $4.6 million to fund capital expenditures and inventory related to new store openings in the next 12 months;

  •
  $1.7 million to fund capital expenditures and pay expenses incurred in connection with the planned relocation of our headquarters and distribution center; and

  •
  the remaining net proceeds from the offering for general corporate purposes, including working capital.

        Although we do not contemplate any changes in our use of proceeds, we may reprioritize the uses listed above or use some proceeds for other purposes in the event the specified uses require less capital than expected. The amount and timing of expenditures other than required stockholder distributions may vary depending upon a number of factors, including the amount of cash we use in or generate from our operations, changes in our expansion strategy, and the availability of favorable financing. In the event that any of these factors occur, we may find it necessary or advisable to use portions of the net proceeds for other purposes, and we will have broad discretion in making such determination. For example, we may decide to change our schedule for new store openings due to changes in the market for women's apparel. If we open fewer stores than we now plan, more of the proceeds of the offering may be dedicated to working capital and if we open more stores than we now plan, more of the proceeds may be dedicated to that purpose. The holders of our common stock receiving the required distribution are also selling stockholders in the offering and members of our board of directors or affiliates of members of our board of directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Amounts Distributable to Holders of Class C Common Stock," "Principal and Selling Stockholders," and "Related Party Transactions."

        Pending application of the net proceeds as described above, we will invest the net proceeds in interest-bearing, investment-grade securities.

DIVIDEND POLICY

        We currently intend to retain all future earnings to finance the expansion of our business. We have not paid cash dividends in the past and do not anticipate paying cash dividends in the foreseeable future. In addition, except as described below, we are currently prohibited from paying dividends by our bank credit agreement. Any future determination regarding cash dividend payments will be made by our board of directors and will depend upon our earnings, capital requirements, financial condition, restrictions in financing agreements, and other factors deemed relevant by our board of directors. However, we plan to make a required distribution of $11.8 million to holders of our Class C common stock upon completion of the offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Amounts Distributable to Holders of Class C Common Stock."

CAPITALIZATION

        The following table sets forth our capitalization as of May 3, 2003 on an actual and as adjusted basis. The "actual" column reflects our capitalization as of May 3, 2003 on a historical basis, without any adjustments to reflect subsequent or anticipated events. The "as adjusted" column reflects our capitalization as of May 3, 2003 with adjustments to reflect:

  •
  our adoption of amended and restated articles of incorporation that will provide for authorized capital stock of 25,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock;

  •
  the conversion of all outstanding shares of our Class A common stock and Class C common stock into common stock upon the closing of the offering; and

  •
  the receipt by us of the estimated net proceeds from the sale of 2,076,923 shares of common stock by us in the offering at an assumed initial public offering price of $13.00 per share and the application of the net proceeds therefrom, including the payment of the required distributions to our Class C common stockholders of $11.8 million. See "Use of Proceeds."

        None of the columns shown below reflect the following:

  •
  337,942 shares of common stock issuable as of the date of this prospectus upon the exercise of outstanding stock options under our 1999 Stock Option Plan at a weighted average exercise price of $5.68 per share; and

  •
  an aggregate of 785,134 shares of common stock available as of the date of this prospectus for future issuance under our 1999 Stock Option Plan, our 2003 Stock Option Plan, and our 2003 Employee Stock Purchase Plan.

	May 3, 2003
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash	$1,134	$12,308

Short-term debt, including current portion of capitalized lease obligations and amounts distributable to Class C common stockholders	$3,736	$576
Long-term debt, including capitalized lease obligations and amounts distributable to Class C common stockholders, net of current portion	5,423	989

Total debt including amounts distributable to Class C common stockholders	9,159	1,565

Stockholders' equity:
Preferred stock, $.01 par value per share, no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized and no shares issued and outstanding, as adjusted	—	—
Common stock, $.01 par value per share, no shares authorized, issued and outstanding, actual; 25,000,000 shares authorized and 7,859,994 shares issued and outstanding, as adjusted	—	79
Class A common stock, $.01 par value per share, 15,000,000 shares authorized and 3,425,649 issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	34	—
Class B common stock, $.01 par value per share, 100,000 shares authorized and no shares issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	—	—
Class C common stock, $.01 par value per share, 8,000,000 shares authorized and 2,357,422 shares issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	24	—
Additional paid-in capital	7,856	31,735
Unearned stock compensation	(68)	(68)
Accumulated deficit	(2,544)	(7,676)

Total stockholders' equity	5,302	24,070

Total capitalization	$14,461	$25,635

DILUTION

        Our pro forma net tangible book value as of May 3, 2003 was $5.3 million, or $0.92 per share of common stock. Our pro forma net tangible book value per share is determined by subtracting the total amount of our liabilities from the total amount of our tangible assets and dividing the remainder by the number of shares of our common stock outstanding after giving effect to the conversion of all outstanding shares of our Class A common stock and Class C common stock into a single class of common stock. Dilution in pro forma net tangible book value per share represents the difference between the price per share to be paid by new investors in the offering and the pro forma net tangible book value per share immediately after the offering. After giving effect to the sale of the 2,076,923 shares of common stock offered by us at an assumed initial public offering price of $13.00 per share and deducting the underwriting discount and estimated offering expenses payable by us, and after giving effect to the $5.1 million decrease in net tangible book value related to the required distributions to holders of our Class C common stock in excess of the amount accrued, our pro forma as adjusted net tangible book value as of May 3, 2003 would have been $24.1 million, or $3.06 per share of common stock. This represents an immediate increase in net tangible book value of $2.14 per share to existing stockholders and an immediate dilution of $9.94 per share to new investors in the common stock. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$13.00
Pro forma net tangible book value per share before the offering	$0.92
Decrease attributable to distributions to holders of Class C common stock in excess of the amount accrued	(0.90)
Increase attributable to new investors in the offering	3.04

Pro forma net tangible book value per share after the offering		3.06

Dilution in pro forma net tangible book value per share to new investors		$9.94

        The following table sets forth as of May 3, 2003:

  •
  the number of shares of common stock purchased by existing stockholders (assuming the conversion of all outstanding shares of our Class A common stock and Class C common stock into shares of common stock), the total consideration, and the average price per share paid to us for these shares;

  •
  the number of shares of our common stock purchased by new investors, the total consideration, and the price paid by them for these shares (at an assumed initial public offering price of $    per share); and

  •
  the percentage of shares purchased by the existing stockholders and new investors and the percentages of consideration paid to us for these shares.

	Shares Purchased(1)		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(2)	5,783,071	73.6%	$10,048,000	27.1%	$1.74
New investors(2)	2,076,923	26.4	27,000,000	72.9	$13.00

Total	7,859,994	100.0%	$37,048,000	100%

(1)
The shares purchased information shown in the table excludes: (i) 337,942 shares of common stock issuable as of the date of this prospectus upon the exercise of outstanding stock options under our 1999 Stock Option Plan at a weighted average exercise price of $5.68 per share; and (ii) an aggregate of 785,134 shares of common stock available as of the date of this prospectus for future issuance under our 1999 Stock Option Plan, our 2003 Stock Option Plan, and our 2003 Employee Stock Purchase Plan.

(2)
This table does not give effect to sales of common stock by the selling stockholders. Sales by the selling stockholders in the offering will reduce the number of shares held by existing stockholders to 4,740,702 shares of common stock, or 60.3% of the shares outstanding, and will increase the number of shares held by our new investors to 3,119,292 shares of common stock, or 39.7% of the shares outstanding. If the over-allotment option is exercised in full, an additional 467,894 shares would be sold by the selling stockholders.

SELECTED FINANCIAL AND OPERATING DATA

        The following selected statements of operations data and other data in fiscal 2000, 2001, and 2002 and the balance sheet data at the end of fiscal 2001 and fiscal 2002 are derived from our financial statements, audited by KPMG LLP, included elsewhere in this prospectus. The selected statements of operations data and other data in fiscal 1998 and 1999 and the balance sheet data at the end of fiscal 1998, fiscal 1999, and fiscal 2000 are derived from unaudited financial statements not included in this prospectus. The selected statement of operations data and other data for the three months ended May 4, 2002 and May 3, 2003, have been derived from our unaudited financial statements, included elsewhere in this prospectus, which have been prepared on the same basis as our audited financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The selected store data for all fiscal periods presented have been derived from internal records of our operations. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the selected financial and operating data shown below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

						Three Months Ended
	Fiscal Year
						May 4, 2002	May 3, 2003
	1998	1999	2000	2001	2002
	(in thousands, except per share, store data, and other data)
Statement of Operations Data:
Net sales	$24,328	$28,530	$37,721	$49,532	$66,956	$15,978	$19,905
Cost of goods sold(1)	11,641	13,501	17,676	21,884	28,271	6,901	8,600

Gross profit	12,687	15,029	20,045	27,648	38,685	9,077	11,305
Selling, general and administrative expenses	12,124	14,199	19,101	24,627	30,414	6,792	8,415
Depreciation and amortization	593	558	912	1,176	1,492	305	448

Operating income (loss)	(30)	272	32	1,845	6,779	1,980	2,442
Interest expense	428	53	198	326	217	54	73

Income (loss) before income tax expense (benefit)	(458)	219	(166)	1,519	6,562	1,926	2,369
Income tax expense (benefit)	(82)	113	(48)	650	2,652	797	942

Net income (loss)	(376)	106	(118)	869	3,910	1,129	1,427
Amounts distributable to Class C common stockholders(2)	25	981	1,475	1,679	1,984	449	524

Net income (loss) applicable to common stockholders	$(401)	$(875)	$(1,593)	$(810)	$1,926	$680	$903

Basic and diluted net income (loss) applicable to common stockholders per weighted average common share:(3)
Basic	$(0.11)	$(0.16)	$(0.28)	$(0.14)	$0.33	$0.12	$0.16
Diluted	$(0.11)	$(0.16)	$(0.28)	$(0.14)	$0.33	$0.12	$0.15
Pro forma diluted					$0.57		$0.21
Weighted average common shares outstanding:(3)
Basic	3,700	5,459	5,783	5,783	5,783	5,783	5,783
Diluted	3,700	5,459	5,783	5,783	5,870	5,826	5,959
Pro forma diluted					6,846		6,935
Store Data:
Comparable store sales growth(4)	2.9%	7.3%	5.0%	13.1%	16.3%	15.4%	7.3%
Stores open at beginning of period	47	50	60	71	77	77	92
New stores	3	10	14	9	16	5	5
Closed stores	—	—	3	3	1	—	1

Stores open at end of period	50	60	71	77	92	82	96

Total square feet at end of period(5)	56,659	72,022	93,751	105,623	134,061	114,405	142,383
Net sales per square foot(6)	$441	$468	$460	$494	$559
Average net sales per store(7)	$516,000	$551,000	$593,000	$679,000	$790,000
Other Data:
Gross profit percentage	52.1%	52.7%	53.1%	55.8%	57.8%	56.8%	56.8%
Operating income (loss) percentage	(0.1)%	1.0%	0.1%	3.7%	10.1%	12.4%	12.3%

	January 30, 1999	January 29, 2000	February 3, 2001	February 2, 2002	February 1, 2003	May 3, 2003
Balance Sheet Data:
Working capital (deficit)(8)	$66	$1,191	$(1,271)	$(707)	$599	91
Total assets	5,744	9,284	13,564	15,146	20,223	23,174
Total debt including capital lease obligations	388	753	3,010	2,344	1,675	2,491
Amounts distributable to Class C common stockholders(2)	25	1,006	2,481	4,160	6,144	6,668
Total liabilities	3,053	4,468	10,333	12,709	15,830	17,872
Stockholders' equity	2,691	4,816	3,231	2,437	4,393	5,302

(1)
Cost of goods sold includes costs of merchandise, distribution and warehousing costs, and freight from vendors to the distribution center and from the distribution center to our stores.

(2)
Represents amounts distributable to Class C common stockholders pursuant to the terms of our amended and restated articles of incorporation. The amounts distributable to Class C common stockholders are not classified within stockholders' equity because of the required distribution feature. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Amounts Distributable to Holders of Class C Common Stock."

(3)
See note 3 of our financial statements for an explanation of the methods used to determine the number of shares used in computing net income (loss) per share data. Prior to the completion of the offering, we have two classes of common stock outstanding and the net income (loss) applicable to common stockholders per share is the same for each class. Upon completion of the offering, all amounts accrued for distribution to Class C common stockholders will be paid. In addition, payment of our obligation with respect to future distributions to Class C common stockholders will be accelerated, which will result in a deduction from net income of approximately $5.1 million in the quarter in which the offering is completed, for the purpose of determining net income applicable to common stockholders. Pro forma diluted net income applicable to common stockholders per weighted average common share was calculated by dividing net income by the number of pro forma diluted weighted average shares. Pro forma diluted weighted average shares outstanding consists of diluted weighted average shares outstanding and approximately 976,000 shares which would be required to be sold in order to make the required distributions. Pro forma diluted net income applicable to common stockholders assumes that all outstanding Class A and Class C common stock were converted into common stock and that the required distributions to Class C stockholders were made as of the beginning of the periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Amounts Distributable to Holders of Class C Common Stock."

(4)
Comparable store sales begin on the first day of a store's 15th fiscal month of operations, and it remains a comparable store for each month the store is open the entire fiscal month. Comparable stores which are closed for five consecutive days during a fiscal month for any reason, including renovation, are excluded from that month's comparable store sales calculation. Where additional square footage is added to a store, that store remains a comparable store.

(5)
Calculated using gross square footage of all stores open at the end of the period.

(6)
Calculated using net sales and gross square footage of all stores open at both the beginning and the end of the period.

(7)
Calculated using net sales of all stores open at both the beginning and the end of the period.

(8)
Defined as current assets less current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with "Selected Financial and Operating Data" and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under "Risk Factors" in this prospectus.

Overview

        We are a specialty retailer offering distinctive private brand women's apparel in the classic and timeless colors of white and black. We target educated, middle-to-upper income, youthful women between the ages 30 and 50, who lead active work and social lives and place a premium on contemporary, feminine clothing and a high level of personalized service. Our goal is to make our customers "look and feel beautiful" by offering a unique assortment of quality and fashionable apparel designed for a woman's everyday and special occasion needs. Our boutique-like stores are designed to highlight the distinctiveness of our merchandise, which, together with our high level of personalized service, enhance customer recognition and loyalty to our brand.

        Our net sales increased from $28.5 million in fiscal 1999 to $67.0 million in fiscal 2002, a compound annual growth rate of 32.9%. Net sales for the first quarter of fiscal 2003 increased by $3.9 million, or 24.6%, over net sales for the first quarter of fiscal 2002. Over the three-year period ended fiscal 2002, we increased our store base from 60 to 92 and our comparable store sales gains averaged 11.5% per fiscal year, increasing 13.1% in fiscal 2001 and 16.3% in fiscal 2002. We believe that these increases resulted from our focus on our core customers' preferences and improvement in the execution of our merchandising strategy. Our gross profit percentage increased from 52.7% of our net sales in fiscal 1999 to 57.8% of our net sales in fiscal 2002. Gross profit for the first quarter of fiscal 2003 was $11.3 million, or 56.8% of net sales, compared with $9.1 million, or 56.8% of net sales, for the first quarter of fiscal 2002. Operating income increased from $272,000 in fiscal 1999 to $6.8 million in fiscal 2002, and our net income grew from $106,000 in fiscal 1999 to $3.9 million in fiscal 2002. Operating income for the first quarter of fiscal 2003 increased from $2.0 million for the first quarter of fiscal 2002 to $2.4 million for the first quarter of fiscal 2003. Our net income grew from $1.1 million for the first quarter of fiscal 2002 to $1.4 million for the first quarter of fiscal 2003.

        As of May 31, 2003, we operated 100 stores in the United States and its territories. Our stores are located in a variety of retail settings such as lifestyle centers, street front locations, and regional malls. Our stores opened in fiscal 2002 required an average total investment of approximately $154,000 per store, inclusive of pre-opening costs, fixtures, equipment, leasehold improvements, and inventory, but net of landlord allowances and vendor financing. Our store model for fiscal 2003 requires an average total investment of approximately $190,000 per store, inclusive of pre-opening costs, fixtures, equipment, leasehold improvements, and inventory, but net of landlord allowances and vendor financing. Our stores opened in fiscal 2001 produced a cash payback in approximately 11 months and provided a cash return on invested capital of approximately 112% in their first full fiscal year. Based on our store opening and operating experience, we expect our new stores opening in fiscal 2003 to produce a cash payback in approximately 14 months and a cash return on invested capital of approximately 90% in their first full year of operation. We believe that our cash flow from operations will permit our planned store growth to continue without a substantial ongoing requirement of external capital.

        We plan to open 22 additional stores during fiscal 2003 and 25 to 30 additional stores in fiscal 2004. In fiscal 2003, we plan to close three stores. During fiscal 2004, we intend to close one store and consolidate six of our white and black only single concept stores into three

White House -- Black Market stores. In fiscal 2005, we plan to consolidate the remaining six single concept stores into three White House -- Black Market stores. We expect that these consolidations will have a favorable impact on our total comparable store sales. However, the net sales of the three consolidated stores are expected to be less than the historical sales of the original six single concept stores.

        We have established relationships with more than 100 different vendors, and rely on five to seven core vendors. These vendors supply us with approximately one-third of our total purchases and collaborate with us for trend analysis and our private brand merchandise design. We believe that approximately 60% of our merchandise by dollar volume in fiscal 2002 was produced domestically by our vendors and their sources, with the balance manufactured by third parties, predominantly in Asia. Historically, domestic sourcing has resulted in shorter lead times, more consistent delivery, smaller order quantities, and quicker response to changes in fashion and business trends. To the extent the products we sell are manufactured in foreign countries, we are subject to certain risks associated with imports. As we grow, we expect to develop in-house design capabilities and source a portion of our product directly from third-party manufacturers. We plan, however, to maintain a balance between vendor-based and direct sourcing, in order to preserve flexibility and design creativity while increasing production capacity. We believe that this sourcing strategy will provide an opportunity to improve our gross profit percentage in the future.

        In late fiscal 2003 or early fiscal 2004, we expect to move from the 30,400 square foot headquarters and distribution facility we have occupied since November 1999 to a new 120,000 square foot headquarters and distribution facility. As a result, we expect a slight increase in our distribution and warehousing costs which are included as a component of our cost of goods sold. We plan to use approximately $1.7 million of the proceeds of the offering to fund capital expenditures for the new distribution center and to pay moving expenses and the costs associated with the termination of our existing distribution center lease. Of this amount, approximately $200,000 will be reflected as an expense on our financial statements in the fiscal quarter in which we move.

        We were founded in 1985 by Richard Sarmiento, our Chairman, President, and Chief Executive Officer. Our initial investors were Mr. Sarmiento and his friends and family. From 1985 to 1999, we funded our expansion primarily from operations. In January 1999 we raised $8.1 million from institutional private equity investors to repay debt and provide growth capital. We plan to distribute $11.8 million of the proceeds to us from the offering to make required distributions to certain holders of our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Amounts Distributable to Holders of Class C Common Stock."

        In any given period, our gross margin may be impacted by changes in the margin percent of the various products we offer as well as changes in the relative mix of revenues from accessories and different categories of apparel products.

Results of Operations

        Net sales constitute gross sales net of returns. We include a store in comparable store sales on the first day of the store's 15th fiscal month of operations, and it remains a comparable store for each month the store is open the entire fiscal month. Comparable stores which are closed for five consecutive days during a fiscal month for any reason, including renovation, are excluded from that month's comparable store sales calculation. Where additional square footage is added to a store, that store remains a comparable store. Cost of goods sold includes costs of merchandise, net of purchase discounts, distribution and warehousing costs, and freight from vendors to the distribution center and from the distribution center to our stores. Selling, general and administrative, or SG&A, expenses include marketing and advertising, buying and merchandising, store occupancy, and other store and corporate expenses. The following table presents, for the periods indicated, selected items in the statements of operations as a percentage of net sales:

	Fiscal Year			Three Months Ended
	2000	2001	2002	May 4, 2002	May 3, 2003
				(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	46.9	44.2	42.2	43.2	43.2

Gross profit	53.1	55.8	57.8	56.8	56.8
Selling, general and administrative expenses	50.6	49.7	45.5	42.5	42.3
Depreciation and amortization	2.4	2.4	2.2	1.9	2.2

Operating income	0.1	3.7	10.1	12.4	12.3
Interest expense	0.5	0.6	0.3	0.3	0.4

Income (loss) before income tax expense (benefit)	(0.4)	3.1	9.8	12.1	11.9
Income tax expense (benefit)	(0.1)	1.3	4.0	5.0	4.7

Net income (loss)	(0.3)%	1.8%	5.8%	7.1%	7.2%

Three Months Ended May 3, 2003 (First Quarter of Fiscal 2003) Compared to Three Months Ended May 4, 2002 (First Quarter of Fiscal 2002)

Net Sales

        Net sales increased by $3.9 million, or 24.6%, to $19.9 million in the first quarter of fiscal 2003 from $16.0 million in the first quarter of fiscal 2002. The increase was the result of comparable store net sales increase of 7.3%, or $1.1 million, and $2.8 million additional sales from the stores not included in our comparable store base. During the first quarter of fiscal 2003, we opened five new stores and closed one. We believe that these net sales increases resulted from continued focus on our core customers' preferences.

Gross Profit

        Gross profit for the first quarter of fiscal 2003 was $11.3 million compared with $9.1 million for the first quarter of fiscal 2002, an increase of 24.5%. As a percentage of net sales, gross profit was 56.8% for both the first quarter of fiscal 2003 and fiscal 2002.

Selling, General and Administrative Expenses

        SG&A expenses for the first quarter of fiscal 2003 were $8.4 million compared with $6.8 million for the first quarter of fiscal 2002, an increase of 24.0%. As a percentage of net sales, SG&A expenses were 42.3% for the first quarter of fiscal 2003 compared with 42.5% for the first quarter of fiscal 2002. The increase in total SG&A expense was primarily the result of costs associated with new stores as well as increases in administrative staff to support our growth and incentive compensation awards. The decrease in these expenses as a percentage of net sales was attributable to the increase in our net sales base.

Depreciation and Amortization

        Depreciation and amortization expense for the first quarter of fiscal 2003 was $448,000 compared with $305,000 for the first quarter of fiscal 2002. The increase in depreciation and amortization was principally due to capital expenditures related to new stores, amortization of a new merchandise and point of sale system implemented in the third quarter of fiscal 2002, and the acceleration of the amortization of leasehold improvements related to our current headquarters and distribution center due to a planned relocation in the first quarter of fiscal 2004.

Operating Income

        Operating income for the first quarter of fiscal 2003 was $2.4 million compared with $2.0 million for the first quarter of fiscal 2002. As a percentage of net sales, operating income was 12.3% and 12.4% for the first quarter of fiscal 2003 and 2002, respectively. The increase in operating income is primarily attributed to the increase in net sales.

Income Tax Expense

        Income tax expense was $942,000 for the first quarter of fiscal 2003 compared with $797,000 for the first quarter of fiscal 2002. The effective tax rate was 39.8% for the first quarter of fiscal 2003 compared with 41.4% for the first quarter of fiscal 2002. The decrease in our effective tax rate is primarily related to lower state income tax rates in new locations.

Net Income

        Net income increased to $1.4 million, or 7.2% of net sales, for the first quarter of fiscal 2003 from $1.1 million or 7.1% of sales for the first quarter of fiscal 2002.

Year Ended February 1, 2003 (Fiscal 2002) Compared with Year Ended February 2, 2002 (Fiscal 2001)

Net Sales

        Net sales increased by $17.4 million, or 35.2%, to $67.0 million in fiscal 2002 from $49.5 million in fiscal 2001. The increase was attributable to comparable store sales increases of 16.3%, or $7.6 million, and sales by stores not included as comparable stores of $9.8 million. During fiscal 2002, we opened 16 new stores and closed one store. We believe that these net sales increases resulted from continued focus on our core customers' preferences and improvement in the execution of our merchandise strategy.

Gross Profit

        Gross profit in fiscal 2002 was $38.7 million compared with $27.7 million in fiscal 2001, an increase of 39.9%. As a percentage of net sales, gross profit was 57.8% in fiscal 2002 compared to 55.8% in fiscal 2001. The increase in gross profit as a percentage of net sales was primarily the result of enhanced purchasing power, which generated higher initial mark ups, and, to a lesser extent, reduced freight costs and inventory shrinkage, partially offset by a slight increase in markdowns.

Selling, General and Administrative Expenses

        SG&A expenses in fiscal 2002 were $30.4 million compared with $24.6 million in fiscal 2001, an increase of 23.5%. As a percentage of sales, SG&A expenses were 45.5% in fiscal 2002 compared to 49.7% in fiscal 2001. The increase in total SG&A expense is primarily the result of costs associated with new stores as well as increases in administrative staff to support our growth and incentive compensation awards. The decrease in these expenses as a percentage of net sales is attributable to expense leverage associated with our total net sales gains primarily in store payroll, occupancy costs, and administrative expenses.

Depreciation and Amortization

        Depreciation and amortization expense in fiscal 2002 was $1.5 million compared with $1.2 million in fiscal 2001, an increase of 26.9%. The increase was principally related to the depreciation of furniture and fixtures and the amortization of leasehold improvements associated with new stores, the amortization of a new merchandise and point of sale software system, and the acceleration of the amortization of leasehold improvements related to our current headquarters and distribution center due to a planned relocation in late fiscal 2003 or early fiscal 2004.

Operating Income

        Operating income in fiscal 2002 was $6.8 million compared with $1.8 million in fiscal 2001. As a percentage of net sales, operating income was 10.1% in fiscal 2002 compared to 3.7% in fiscal 2001. As a percentage of net sales, the increase in operating income is primarily attributable to the increase in expense leverage associated with comparable store sales gains and an increase in gross profit percentage.

Income Tax Expense (Benefit)

        Income tax expense was $2.7 million in fiscal 2002 compared with $650,000 in fiscal 2001. The effective tax rate in fiscal 2002 and fiscal 2001 was 40.4% and 42.8%, respectively. The decrease in effective tax rate is primarily related to lower state income tax rates in new locations.

Net Income (Loss)

        Net income increased by $3.0 million to $3.9 million, or 5.8% of net sales, in fiscal 2002 from $869,000, or 1.8% of net sales, in fiscal 2001.

Year Ended February 2, 2002 (Fiscal 2001) Compared with Year Ended February 3, 2001 (Fiscal 2000)

Net Sales

        Net sales increased by $11.8 million, or 31.3%, to $49.5 million in fiscal 2001 from $37.7 million in fiscal 2000. The increase was attributable to comparable store sales increases of 13.1%, or $4.4 million, and sales by stores not included as comparable stores of $7.4 million. During fiscal 2001, we opened nine new stores and closed three stores.

Gross Profit

        Gross profit in fiscal 2001 was $27.6 million compared with $20.0 million in fiscal 2000, an increase of 37.9%. As a percentage of net sales, gross profit was 55.8% in fiscal 2001 compared to 53.1% in fiscal 2000. The increase in gross profit as a percentage of net sales was primarily the result of enhanced purchasing power, which generated higher initial mark ups, and, to a lesser extent, reduced inventory shrinkage.

Selling, General and Administrative Expenses

        SG&A expenses in fiscal 2001 were $24.6 million compared with $19.1 million in fiscal 2000, an increase of 28.9%. As a percentage of sales, SG&A expenses were 49.7% in fiscal 2001 compared to 50.6% in fiscal 2000. The increase in total SG&A expense is primarily the result of costs associated with new stores as well as increases in administrative staff to support our growth. The decrease in these expenses as a percentage of net sales is attributable to expense leverage associated with our total net sales gains primarily in store payroll, occupancy costs and administrative expenses.

Depreciation and Amortization

        Depreciation and amortization in fiscal 2001 was $1.2 million compared with $912,000 in fiscal 2000, an increase of 28.9%. The increase was principally related to the depreciation of furniture and fixtures and the amortization of leasehold improvements associated with new stores.

Operating Income

        Operating income in fiscal 2001 was $1.8 million compared with $32,000 in fiscal 2000. As a percentage of net sales, operating income was 3.7% in fiscal 2001 compared to 0.1% in fiscal 2000. As a percentage of net sales, the increase in operating income is primarily attributable to the increase in comparable store sale gains and an increase in gross profit percentage.

Income Tax Expense (Benefit)

        Income tax expense was $650,000 in fiscal 2001 compared with a $48,000 income tax benefit in fiscal 2000. The effective tax rates in fiscal 2001 and fiscal 2000 were 42.8% and 28.9%, respectively. The increase in effective tax rate is primarily related to an increase in taxable income. In fiscal 2000, the Company's effective tax rate was lower than the maximum Federal income tax rate due to impact of the graduated tax rates.

Net Income (Loss)

        Net income increased by $1.0 million to $869,000, or 1.8% of net sales, in fiscal 2001 from a loss of ($118,000) in fiscal 2000.

Liquidity and Capital Resources

        Our primary capital requirements are for capital investments, inventory, and pre-opening expenses for new stores as well as for store remodeling, store fixtures, and ongoing infrastructure improvements. Historically, our main sources of liquidity have been cash flows from operations, borrowings under our credit facility, equipment financing, and proceeds from sales of our common stock.

        The following table sets forth elements of our cash flows and financial condition for the periods indicated (dollars in thousands):

	Fiscal Year			Three Months Ended
	2000	2001	2002	May 4, 2002	May 3, 2003
				(unaudited)
Net cash provided by operating activities	$1,281	$2,564	$5,495	$1,485	$557
Net cash used in investing activities	(3,371)	(1,628)	(2,963)	(553)	(1,291)
Net cash provided by (used in) financing activities	2,183	(691)	(1,970)	(797)	787
Total debt including capital lease obligations (at end of period)	3,010	2,344	1,675	1,519	2,491
Working capital (deficit) (at end of period)	(1,271)	(707)	599	476	91
Cash (at end of period)	274	519	1,081	654	1,134

        Net cash provided by operating activities for the first quarter of fiscal 2003 was $557,000, primarily related to net income of $1.4 million and depreciation and amortization of $448,000, which was offset by changes in working capital resulting primarily from increased inventory levels net of increases in accounts payable. Net cash provided by operating activities for the first quarter of fiscal 2002 was $1.5 million, primarily related to net income of $1.1 million and depreciation and amortization of $305,000, which was offset by changes in working capital resulting primarily from increases in accounts receivable and inventory levels, net of increase in accounts payable.

        Net cash provided by operating activities in fiscal 2002 was $5.5 million, primarily related to net income of $3.9 million and depreciation and amortization of $1.5 million. Net cash provided by operating activities in fiscal 2001 was $2.6 million, primarily related to net income of $869,000 and depreciation and amortization of $1.2 million. Net cash provided by operating activities in fiscal 2000 was $1.3 million, primarily related to a net loss of ($118,000), depreciation and amortization of $912,000, and a change in working capital resulting from an increase in trade accounts payable of $2.0 million offset by an increase in merchandise inventories of $1.4 million.

        Net cash used in investing activities for the first quarter of fiscal 2003 was $1.3 million, primarily related to capital expenditures for new store openings and to a lesser extent existing store renovations.

Net cash used in investing activities for the first quarter of fiscal 2002 was $553,000, primarily related to capital expenditures for new store openings and to a lesser extent existing store renovations. Net cash used in investing activities in fiscal 2002 was $3.0 million, primarily related to capital expenditures for new store openings and existing store renovations. Net cash used in investing activities in fiscal 2001 was $1.6 million, primarily related to capital expenditures for new store openings. Net cash used in investing activities in fiscal 2000 was $3.4 million, primarily related to capital expenditures for new store openings.

        Net cash provided from financing activities for the first quarter of fiscal 2003 was $787,000, primarily related to $926,000 of borrowings on the line of credit reduced by payments under capital lease obligations. Net cash used in financing activities for the first quarter of fiscal 2002 was $797,000, primarily related to payments on the line of credit and to a lesser extent payments under capital lease obligations. Net cash used in financing activities in fiscal 2002 was $2.0 million, primarily related to net repayments of borrowing under the line of credit. Net cash used in financing activities in fiscal 2001 was $691,000, primarily related to net repayments of borrowings under the line of credit. Net cash provided by financing activities in fiscal 2000 was $2.2 million, primarily related to net borrowings under the line of credit and net proceeds from equipment financing.

        We have a $12.0 million line of credit agreement with Wells Fargo Bank N.A. (the bank), which includes a $7.0 million revolving line of credit (which we refer to as our standard line) and a $5.0 million special sub-line of credit (which we refer to as our special sub-line). The amounts are limited by borrowing base calculations, as defined in the agreement. These borrowing base calculations take into account a number of factors, including merchandise inventories, net shrinkage, and rent. The aggregate unpaid principal amount of all advances bears interest, until repaid, at the bank's prime rate (4.25% as of April 30, 2003) plus 0.25% and 2.0% for the standard line and the special sub-line, respectively. We have granted the bank a security interest in substantially all of our receivables, inventory, and cash as collateral for the line of credit. Under provisions in the agreement, we must comply with certain covenants, including the maintenance of our inventory balance between a minimum and maximum level and achievement of certain store contribution levels. The line of credit agreement prohibits us from paying any cash dividends or other distributions with respect to our stock without the bank's consent. The credit agreement will expire in August 2006, provided we achieve certain earnings before interest, income taxes, depreciation, and amortization (EBITDA) targets or have obtained a waiver of future payments required to be paid to Class C stockholders by July 31, 2004. In the event the EBITDA targets have not been achieved or the waiver has not been obtained, the agreement expires on September 30, 2004. All shares of Class C common stock will be converted to common stock upon completion of the offering.

        As of May 31, 2003, we had outstanding borrowings under the line of credit of $1.2 million and $3.4 million of available borrowing capacity. During fiscal 2002, average month-end outstanding borrowings were $271,000.

        INVESCO Private Capital, Inc. and Phillips-Smith Specialty Retail Group, together with certain affiliates, currently beneficially own all of the 2,357,422 shares of Class C common stock outstanding, reflecting an aggregate investment of $8.8 million. Substantially all of these investments were made in fiscal 1999 and fiscal 2000. In connection with the offering, we intend to use $11.8 million of the net proceeds from the offering to us to make distributions to holders of our Class C common stock which are required upon the completion of a qualified initial public offering. See "—Amounts Distributable to Holders of Class C Common Stock."

        Our capital requirements include construction and fixturing costs related to the opening of new stores and for maintenance and remodeling expenditures for existing stores. Future capital requirements and the adequacy of available funds will depend on many factors, including the pace of expansion, the availability of suitable site locations, and the nature of arrangements negotiated with landlords. During fiscal 2003, capital expenditures are planned to be approximately $5.5 million. Of this amount, approximately $2.7 million relates primarily to leasehold improvements and furniture and fixtures for the opening of 22 new stores, and approximately $1.7 million relates to equipment, systems, and leasehold improvements for our new headquarters and distribution center as well as expenses incurred in connection with the relocation. In the next 12 months, we expect capital expenditures and inventory related to new store openings to be approximately $4.6 million. We expect cash flows from operations, available borrowings under the line of credit and proceeds from the offering will be sufficient to meet our cash requirements for at least the next 12 months.

Contractual Obligations and Commercial Commitments

        The following table summarizes our contractual obligations including both on and off-balance sheet arrangements, in effect as of May 3, 2003 (in thousands):

	Less than 1 Year	1-3 years	4-5 years	After 5 years	Total
Capital lease obligations	$730	$1,018	$75	$—	$1,823
Operating leases	5,866	10,411	8,887	12,258	37,422
Required distributions to Class C common stockholders(1)	2,234	8,934	2,234	—	13,402

Total	$8,830	$20,363	$11,196	$12,258	$52,647

(1)
In connection with the offering, we intend to use $11.8 million of the net proceeds from the offering to us to make distributions to holders of our Class C common stock which are required upon the completion of a qualified initial public offering (and which otherwise would have been payable in equal amounts over the 12 consecutive quarters beginning on December 31, 2003). Following the offering, we will have a single class of common stock and no further required distributions to any of our stockholders. See "—Amounts Distributable to Holders of Class C Common Stock."

         Our only off-balance sheet contractual obligations or commercial commitments as of May 3, 2003 relates to operating lease obligations. We have excluded these items from our balance sheet in accordance with generally accepted accounting principles. We presently do not have any non-cancelable purchase commitments which require us to purchase goods and services beyond a period of five months. Our non-cancelable purchase commitments relate principally to merchandise inventories to be received over the next five months.

        We occupy our retail stores and administrative facilities under operating leases. Approximately 15% have early cancellation clauses, which permit the lease to be terminated if certain sales levels are not met in specific periods. Some leases contain renewal options for periods ranging from one to five years under substantially the same terms and conditions as the original leases. Most of the store leases require payment of a specified minimum rent, plus a contingent rent based on a percentage of the store's net sales in excess of a specified threshold. In addition, most of the leases require payment of real estate taxes, insurance and certain common area and maintenance costs in addition to the future minimum operating lease payments shown in the table above.

Amounts Distributable to Holders of Class C Common Stock

        Private equity funds affiliated with INVESCO and Phillips-Smith, together with certain affiliates, currently beneficially own all of the 2,357,422 shares of Class C common stock outstanding, reflecting an aggregate investment of $8.8 million. Substantially all of these investments were made in fiscal 1999 and fiscal 2000. INVESCO and Phillips-Smith are also selling stockholders in the offering. See "Principal and Selling Stockholders."

        In connection with the offering, (i) we intend to use $11.8 million of the net proceeds from the offering to us to make distributions to holders of our Class C common stock which are required upon the completion of a qualified initial public offering (and which otherwise would have been payable in equal amounts over the 12 consecutive quarters beginning on December 31, 2003), and (ii) all outstanding shares of Class C common stock will be converted on a share-for-share basis into shares of common stock. Following the offering, we will have a single class of common stock and no further required distributions to any of our stockholders.

        The $11.8 million required distribution amount represents a dividend equivalent to the investors' original investment plus a return to the date of the offering. In the quarter in which we complete the offering, our obligation to the Class C common stockholders will be accelerated, which will result in a deduction of approximately $5.1 million from our net income for the purpose of determining net income applicable to common stockholders. This charge represents the net unaccrued portion of the amounts distributable to the holders of our Class C common stock. The amount shown in our balance sheet as amounts distributable to Class C common stockholders will be retired with proceeds from the offering. See note 11 to our financial statements included herein for additional information.

Amortization of Unearned Compensation Expense

        Options were granted in May 2002 to our employees at exercise prices which were our best estimate as to the fair value of the underlying common stock on the date of grant. Subsequent to the grant date, management concluded that for these grants the estimates may not have fully reflected the impact of changing business conditions. Our earnings will incur a charge associated with the difference between the exercise price and the revised, estimated fair market value amortized over the five-year vesting period. We recorded a charge of approximately $13,000 in fiscal 2002 associated with these option grants. We expect to recognize a charge of approximately $17,000 in fiscal 2003 and for each of the following three fiscal years and a charge of approximately $6,000 in fiscal 2007, for a total charge of approximately $87,000. This amount represents the aggregate difference between the exercise price of stock option grants and the estimated fair market value of our common stock at the time of the grants.

Seasonality, Quarterly Results, and Inflation

        We have historically experienced and expect to continue to experience seasonal and quarterly fluctuations in our net sales and operating income. As is the case with many retailers of apparel and related merchandisers, our business is subject to seasonal influences. However, our net sales and operating results are typically lower in the third quarter of our fiscal year. Quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of store openings, competition, and general economic conditions. We do not believe that inflation has had a material impact on net sales or operating results for the past three fiscal years.

        The following table sets forth unaudited quarterly net sales, gross profit, net income, and diluted earnings per share for the periods indicated. The unaudited quarterly information has been prepared on a basis consistent with the audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for a full year or for any future period and there can be no assurance that any trend reflected in such results will continue in the future (in thousands, except per share amounts).

	Fiscal 2001				Fiscal 2002				Fiscal 2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Net sales	$12,332	$12,209	$11,014	$13,977	$15,978	$17,696	$15,049	$18,233	$19,905
Gross profit	6,852	6,823	6,055	7,918	9,077	10,224	8,571	10,813	11,305
Net income (loss)	528	308	(208)	241	1,129	1,408	247	1,126	1,427
Net income (loss) applicable to common stockholders	153	(107)	(638)	(218)	680	917	(263)	592	903
Diluted net income (loss) per share applicable to common stockholders	0.03	(0.02)	(0.11)	(0.04)	0.12	0.16	(0.05)	0.10	0.15

        Prior to completion of the offering, we have two classes of common stock outstanding. The net income (loss) applicable to common stockholders per share is the same for each class of common stock.

        We do not believe that inflation has had a material impact on our net sales or operating results for the past three years.

Critical Accounting Policies

        Critical accounting policies are those that are both important to the presentation of the financial condition and results of operations and require difficult, complex, and subjective judgments. The most critical accounting policies relate to estimates related to valuation of merchandise inventories, recovery of long-lived assets, and the valuation of deferred tax assets.

Valuation of Merchandise Inventories

        Merchandise inventories are stated at the lower of cost or market. Cost is determined using the first-in first-out method. In assessing the market value of inventories, particularly those with slower turnover, we consider the estimated net realizable value to assess the carrying value of inventory. We define net realizable value as estimated sales value of the goods less costs to dispose. To the extent that carrying cost exceeds the net realizable value, the inventory is written down to net realizable value. Changes in market conditions could impact our ability to achieve sales at the estimated selling prices and could negatively impact the carrying value of our inventory. As of May 31, 2003, inventory was recorded at $170,000 less than its original cost.

Recovery of Long-Lived Assets

        We review property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable from future cash flows associated with the asset. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds the undiscounted future cash flows, we recognize an impairment charge equal to the amount by which the carrying value of the asset exceeds the estimated fair value of the asset, generally determined by estimating the present value of the future cash flows.

Valuation of Deferred Tax Assets

        Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. At each balance sheet date, we make an assessment of the realizability of the deferred tax assets. In making this assessment, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of

May 3, 2003, we had net deferred tax assets of $1.3 million, all of which management estimates are more likely than not to be recovered.

New Accounting Pronouncements

        In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. We will adopt SFAS No. 145 as of February 2, 2003, except for the provisions relating to the amendment of SFAS No. 13, which were adopted for transactions occurring subsequent to May 15, 2002. Full adoption of SFAS No. 145 is not expected to have a material impact on our financial statements.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability for a cost associated with the exit or disposal activity be recognized when incurred at fair value. SFAS No. 146 eliminates the definition and requirements of the FASB's Emerging Issues Task Force Issue 94-3. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and may have an effect on the timing of future restructuring charges taken, if and when they occur.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The transition provisions of this statement will be effective for financial statements in fiscal years ending after December 15, 2002. The disclosure provisions of this statement will be effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. We plan to retain the intrinsic method to value stock options and adopt only the disclosure requirement of SFAS 148 in our quarterly and annual financial statements.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 15, 2002 and are not expected to have a material effect on our financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

Quantitative and Qualitative Disclosures About Market Risk

        As of May 31, 2003, we had outstanding borrowings under our line of credit of $1.2 million. Our results of operations will be affected by interest rate changes to the extent that borrowings are outstanding under the bank credit facility. However, we do not believe that a change of 100 basis points in interest rates would have a material effect on our results of operations or financial condition.

BUSINESS

Overview

        We are a specialty retailer offering distinctive private brand women's apparel in the classic and timeless colors of white and black. We target educated, middle-to-upper income, youthful women between the ages 30 and 50 who lead active work and social lives and place a premium on contemporary, feminine clothing and a high level of personalized service. Our goal is to make our customers "look and feel beautiful" by offering a unique assortment of quality and fashionable apparel designed for a woman's everyday and special occasion needs. Our boutique-like stores are designed to highlight the distinctiveness of our merchandise, which together with our high level of personalized service, enhance customer recognition and loyalty to our brand.

        We offer high quality, competitively priced separates and coordinated outfits, carefully selected with our customers' preferences and lifestyles in mind. Substantially all of our merchandise is marketed under our White House -- Black Market private brand. Our merchandise strategy recognizes that white and black and related shades are essential to a woman's wardrobe and emphasizes styles that are consistent with current fashion trends. We have developed a highly successful and productive store format that consistently produces strong unit economics across a variety of retail settings, such as lifestyle centers, street front locations, and regional malls. As of May 31, 2003, we operated 100 stores located throughout the United States, Puerto Rico, and the U.S. Virgin Islands.

        Over the past three years, we have refined our merchandise strategy, improved our operations, enhanced our infrastructure, and rapidly expanded our store base. Over the three-year period ended fiscal 2002, we increased our store base from 60 to 92 and achieved a compound annual growth rate in net sales of 32.9%. Our comparable store sales gains averaged 11.5% per fiscal year during this period, increasing 13.1% in fiscal 2001 and 16.3% in fiscal 2002, and our operating income increased from $272,000 in fiscal 1999 to $6.8 million in fiscal 2002. Net sales for the first quarter of fiscal 2003 were $19.9 million, or 24.6% higher than the first quarter of fiscal 2002. Comparable store sales in the first quarter of fiscal 2003 increased 7.3% over the first quarter of fiscal 2002, and operating income was $2.4 million, or 12.3% of net sales.

History

        The White House, Inc. was founded in late 1985 by our Chairman, President, and Chief Executive Officer, Richard Sarmiento. Patricia Darrow-Smith, our Executive Vice President, Merchandising, who joined us in early 1986, has been the creative force behind our merchandising strategy and brand development. The senior management team also includes Michael Smith, our Vice President, Operations, who joined us in 1990, and Stephen Hirsch, our Vice President, Finance and Administration, and Chief Financial Officer, who joined us in 1999.

        Our first store was a 300 square foot boutique in Baltimore, Maryland, offering an all-white selection of apparel and other merchandise. By 1995, we had grown The White House chain to 40 stores, featuring exclusively all-white apparel and accessories for women. In response to our customers' interest, we opened our first Black Market store, featuring all-black apparel and accessories for women in 1995. In 1997, we began combining both concepts into a single store called White House -- Black Market, which today represents substantially all of our stores and is our prototype for future expansion. We were initially funded by our founder and his friends and family. In 1999, we raised capital from institutional private equity investors in order to repay debt and to provide growth capital.

Business Strategy and Competitive Differentiation

        We know our customer and are dedicated to making her "look and feel beautiful."    We believe the continued success of our brand will be driven by our commitment to making our customers "look and feel beautiful" by offering distinctive merchandise with a superior level of personalized service. We have concentrated our marketing and merchandising efforts on women between the ages of 30 and 50 who seek distinctive apparel in order to project a contemporary, feminine, and youthful self-image. Internally, we refer to our target customer as "Sydney" and believe she represents a middle-to-upper income woman who is well-educated, active, and appearance-conscious. She considers herself to be feminine and sexy, with a youthful attitude, regardless of her age. We believe Sydney looks to White House -- Black Market to provide her with clothing that is fashionable and appropriate for the occasion and enables her to express the fun and original side of her personality and lifestyle.

        We believe that our target customer values our edited selection and is generally underserved by the broad offerings of department stores. In addition, other specialty stores have increasingly targeted other segments, such as teens and plus-sizes, or customers with either more conservative or trendier style preferences. We believe that women are increasingly demanding a youthful, feminine, and contemporary look regardless of age and that we are well-positioned to capitalize on this demand.

        We project a powerful brand identity through our distinctive merchandise concept.    Our brand identity is based on providing our customers with a distinctive assortment of quality, competitively priced, fashionable apparel and accessories all in the classic and timeless colors of white and black. This differentiated merchandise concept projects a powerful visual image within our stores and enables us to clearly communicate our unique brand identity. We believe that white and black and related shades represent significant and essential components of our customers' wardrobes. By further differentiating our assortment with new designs and fabrications, we establish White House -- Black Market as a highly relevant resource for our customers' everyday and special occasion needs, regardless of season, color trends, or regional preferences. Over the three-year period ended fiscal 2002, our comparable store sales gains averaged 11.5% per fiscal year and our average sales per gross square foot increased from $468 in fiscal 1999 to $559 in fiscal 2002.

        We have a proven and versatile store model that produces compelling returns.    The broad appeal of our merchandise concept has enabled us to profitably operate our stores in diverse regions of the country, across climates, and in a variety of retail settings, including lifestyle centers, street front locations, and regional malls. We believe this strategy reduces the risks of geographic or regional mall concentration and enhances our platform for future growth. Our market and site selection is based on local demographics, population trends, traffic patterns, and the proximity of other retail stores as well as recreational destinations such as restaurants and movie theaters that appeal to our target customers. Our store model for fiscal 2003 requires an average total investment of approximately $190,000 per store, inclusive of pre-opening costs, fixtures, equipment, leasehold improvements, and inventory, but net of landlord allowances and vendor financing. Based on our store opening and operating experience, we expect our new stores opening in fiscal 2003 to produce a cash payback in approximately 14 months and a cash return on invested capital of approximately 90% in their first full year of operation.

        We have achieved superior financial results due to our centralized and disciplined operations.    Our centralized merchandising and operating processes are designed to achieve a consistent, chainwide "one-store experience" and enable our sales associates to focus on serving our customers. We facilitate frequent communication throughout our organization in order to quickly respond to changes in fashion trends and customer preferences. Our flexible third-party vendor sourcing strategy and disciplined approach to inventory management are designed to achieve the proper balance between new, faster-turning merchandise and core items while controlling our aged inventory and markdowns. We believe our operating discipline is a key factor in our historical ability to operate highly productive stores. In each of the last two fiscal years, our gross profit percentage exceeded 55% of our net sales and our average annual inventory turnover rate exceeded 5.0 times.

Growth Strategy

        We believe we are well-positioned to capitalize on our distinctive brand identity, open an increasing number of stores, and pursue our goal of becoming a leading national chain in the women's apparel industry. Key elements of our growth strategy include the following:

        Open New Stores.    We have demonstrated our ability to open new stores that provide compelling investment returns in new markets and geographic territories and across a variety of retail settings. We opened 16 stores in fiscal 2002 and ended the year with 92 stores. In fiscal 2003, we plan to open 22 stores and end the year with 111 stores. As of May 31, 2003, we have opened nine stores and have signed leases for an additional ten stores. In fiscal 2004, we plan to open 25 to 30 stores and have identified 35 potential store sites, 12 of which have been approved by our site selection committee. The average size of our stores has increased modestly over the past several years and, as of May 31, 2003, was 1,496 square feet. We plan to increase the size of our new store prototype to an average of 1,750 to 1,800 square feet. Based on our internal analysis, we believe the potential exists for at least 400 White House -- Black Market stores nationwide.

        Improve Store Productivity and Overall Profitability.    We believe we can continue to increase our store sales productivity by implementing the following marketing and merchandising initiatives:

  •
  We continuously review our merchandise offering to identify opportunities to increase sales productivity by increasing store-level inventory density, extending product lines or categories, and promoting additional wardrobe selling.

  •
  To date, our direct marketing efforts have consisted of sending periodic mailings offering selected discounts to certain customers and hosting VIP parties in our stores. In the future, we plan to initiate a more efficient and measurable direct marketing program designed to communicate to a broader customer base on a more frequent basis and use more sophisticated marketing vehicles that better communicate our distinctive product offering.

  •
  In order to enhance our value proposition and brand loyalty, we plan to initiate a customer loyalty program designed to reward our frequent customers with price discounts or other incentives. We are currently enhancing our point-of-sale and management information systems to facilitate more extensive customer data collection.

        We believe we have opportunities to further increase our operating margins in the future by leveraging store-level operating and corporate infrastructure costs over a larger sales base and capitalizing on enhanced purchasing power.

Merchandising

        Our merchandising objective is to develop a distinctive brand identity in the women's apparel marketplace by offering our customer a unique assortment of quality, competitively priced, fashionable apparel and accessories in the classic and timeless colors of white and black. The key elements of our merchandise strategy to support this objective are as follows:

  •
  offer our customer feminine, flattering, and stylish White House -- Black Market private brand merchandise;

  •
  differentiate our merchandise by using a combination of market resources and key vendors that provide us with customized product designs;

  •
  maintain a current merchandise profile by frequently introducing new styles and fabrications;

  •
  maintain an on-going dialogue with our customers and sales associates in order to better understand and anticipate fashion trends and design preferences;

  •
  monitor our sourcing, delivery, and sell-through levels by item and style in order to effectively manage inventory turnover and reduce markdowns;

  •
  facilitate the easy coordinating of outfits or wardrobing through our merchandise presentation and customer assistance in order to increase average dollars and units per transaction; and

  •
  provide our customers with an attractive and intimate shopping environment differentiated by our distinctive merchandise offering, presentation, boutique-like store setting, and personalized customer service.

        Merchandise Organization and Process.    Our merchandise organization is led by our Executive Vice President, Merchandising, Patricia Darrow-Smith. The merchandise group consists of six buyers who report to our General Merchandise Manager and one merchandise planner and four analysts who report to our Director of Planning and Allocation. Our buyers are responsible for trend identification, sourcing, buying, and pricing of each merchandise category. Our merchandise planners and analysts are responsible for overall inventory management, markdowns, and allocation of merchandise to individual stores. Our technical and quality assurance group consists of a technical designer and two assistant technical designers and is responsible for the quality, fit, color, and consistency of our products.

        Our merchandise calendar consists of four distinct selling seasons, supported by additional themes or collections developed by our merchandise group. These themes and collections are developed after considering market trends, seasonal fashions, and feedback from our customers. We collaborate with our vendors to design products to meet our color, style, fabrication, fit, and quality specifications. We currently do not employ an in-house design staff.

        Our merchandise planning group is responsible for merchandise allocation and utilizes an integrated allocation software system. The allocation process involves analysis of past sales performance by store and category, current trends, and seasonality, as well as consideration of collections and desired merchandise flow. Once our merchandise is in our stores, buyers monitor sales and trend data to make product and buying decisions, while analysts monitor sell-through, inventory levels and aging to determine replenishment, store transfers, and markdowns.

        Products.    Our clothing is fashionable and contemporary and the fit is comfortable, yet styled to enhance the figure of the body-conscious woman. Sizes range from zero to 14, with the majority of our sales between sizes zero and eight. We utilize both natural and synthetic fabrics, including cotton, linen, tencel, microfibers, and matte jersey. Our apparel has unique textures and patterns, ranging from solids to prints, stripes, and color blocking. Our collections encourage wardrobe selling by offering coordinated styles, fabrics, texture, and fit within our white and black theme. In order to maintain a fresh look in our stores, we continually introduce new items and replenish our stores up to five times per week. While the designs, fabrications, and styles of our products are modified frequently, we believe our singular focus on our target customer and commitment to our white and black color palette reduce the risks inherent in changing color, fit, and finish trends.

        Our merchandise is competitively priced, with typical price ranges as follows: (i) bottoms from $58 to $98, (ii) tops from $28 to $68, (iii) sweaters from $48 to $88, and (iv) dresses from $88 to $128. In fiscal 2002, approximately 83% of our sales mix consisted of apparel categorized generally as sportswear, dresses, and outerwear. Accessories, including bags, scarves, shoes, belts, sunglasses, jewelry, and gifts, represented approximately 17% of our net sales in fiscal 2002.

        Product Sourcing.    A key element of our merchandise strategy is to source our private brand merchandise from a wide variety of independent third-party vendors. While we have established relationships with more than 100 different vendors, we rely on five to seven core vendors. These vendors supply us with approximately one-third of our total purchases and collaborate with us for trend analysis and our private brand merchandise design. We believe that approximately 60% of our merchandise by dollar volume in fiscal 2002 was produced domestically by our vendors and their sources, with the balance manufactured by third parties, predominantly in Asia. Because our domestic sourcing has the inherent advantages of shorter lead times, more consistent delivery, smaller order quantities, and quicker response to changes in fashion and business trends, we have sought to source a significant amount of our merchandise from domestic vendors. As we grow, we expect to develop in-house design capabilities and source a portion of our product directly from third-party manufacturers. We plan, however, to maintain a balance between vendor-based and direct sourcing, in order to preserve flexibility and design creativity while increasing production capacity. We believe that this sourcing strategy will provide an opportunity to improve our gross profit percentage in the future.

Marketing and Visual Merchandising

        We believe that the distinctive visual appeal of our stores, together with our high-visibility locations are integral to our marketing strategy. To date, our direct marketing efforts have consisted of sending periodic mailings to certain customers offering selected discounts and hosting VIP parties in our stores. We have developed a database of over 300,000 names gathered from our point-of-sale system and website.

        In the future, we plan to utilize a broader mix of channels and media, including direct mail, e-commerce, email, magazines, and billboard, in order to communicate to a broader customer base on a more frequent basis. We have recently added a Director of Branding to our merchandising group who is responsible for maintaining a consistent brand message through all channels visible to our customers. In order to enhance our value proposition and brand loyalty, we also plan to initiate a customer loyalty program designed to reward our best customers with price discounts, gifts, and other merchandise incentives. We are currently in the process of upgrading our point-of-sale and management information systems to accommodate more extensive customer data collection. We expect to introduce this new customer loyalty program in fiscal 2004.

Retail Stores

        Store Design.    Our stores are designed to highlight our distinctive merchandise and to reinforce our brand identity. White House -- Black Market stores are bright and open, with a clean, contemporary look. We feature signature elements such as chandeliers, columns, and archways, and utilize tile floors, painted wood fixtures, and textured white walls. Our relatively small stores have a warm and intimate boutique feel. Our merchandise is displayed by collection in a coordinated manner. Our merchandise display techniques are designed to facilitate wardrobe selling and make a clear statement about our merchandise focus for each season. Our store layout and merchandise presentation are consistent chain-wide, based on planning guidance established by our visual merchandising department. Our new merchandise collections are featured in our windows and at front-of-the-store displays and are changed frequently to highlight our current product focus. The average size of our stores has increased modestly over the past several years and, as of May 31, 2003, was 1,496 square feet. We plan to increase the size of our new store prototype to an average of 1,750 to 1,800 square feet.

        Market and Store Location Strategy.    We locate our stores in mid- to large-sized metropolitan markets, generally with a minimum population of 500,000. Our stores are geographically dispersed between northern and southern climates and have proven to be similarly successful in all regions of the country and in a variety of retail settings, such as lifestyle centers, street front locations, and regional malls. Our stores by location type as of May 31, 2003 were as follows:

	Number of Stores	Average Store Size (Sq. Ft.)
Lifestyle Centers Fashion-oriented centers near recreational destinations such as restaurants and movie theaters	50	1,592
Street Front Locations Street front locations in cities, towns, villages, and resort areas	21	1,537
Regional Malls Major malls, typically anchored by two or more full-line department stores	29	1,345

        Our specific site selection criteria considers such factors as local demographics (including age, education, and income levels), population trends, traffic patterns, and site location visibility. We prefer to locate our stores near other retail stores and recreational destinations such as restaurants and movie theaters that appeal to our customers.

        We have a standardized and disciplined process to analyze and select our new markets and sites and to negotiate lease terms. Our site selection analysis is based on data provided by an independent market research firm. We use a commercial real estate consultant to identify and recommend potential sites. Final site approval is required by our real estate committee comprised of our Chief Executive Officer, Chief Financial Officer, Vice President of Store Operations, and two independent members of our Board. In the future, we plan to develop in-house real estate capabilities and are currently in the process of recruiting a Director of Real Estate.

        Our lease terms typically range from seven to ten years and approximately 30% of our leases contain one or more renewal options. Substantially all of our leases have percentage rent clauses which require the payment of additional rent based on the store's net sales in excess of a certain thresholds and approximately 15% of our leases have early cancellation clauses, which permit the lease to be terminated if certain sales levels are not met in specific periods. We actively review the performance of our existing stores to identify under-performing stores. Over the past three years we have closed a total of seven stores and plan to close three stores in fiscal 2003, one of which has already closed. During fiscal 2004, we intend to close one store and consolidate six of our white and black only single concept stores into three White House -- Black Market stores. In fiscal 2005, we plan to consolidate the remaining six single concept stores into three White House -- Black Market stores.

        Existing Store Locations.    As of May 31, 2003, we operated 100 stores in 30 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, as depicted on the following map.

        The following store list shows the number of our stores in each state or territory in which we operated as of May 31, 2003:

Number of Stores by Location

Alabama	1
Arizona	3
California	14
Colorado	1
Connecticut	1
Delaware	2
District of Columbia	2
Florida	18
Georgia	4
Hawaii	3
Illinois	3
Kansas	2
Kentucky	1
Louisiana	2
Maryland	5
Michigan	3
Minnesota	1
Missouri	2
Nevada	2
New Jersey	2
New Mexico	1
New York	2
North Carolina	4
Ohio	1
Oklahoma	1
Pennsylvania	2
Puerto Rico	1
Rhode Island	1
South Carolina	4
Texas	6
Virginia	1
U.S. Virgin Islands	3
Utah	1

Total:	100

Store Operations

        We believe our centralized merchandising and operating processes provide a consistent, chain-wide, "one-store experience" and enable our store managers and sales associates to focus on providing our customers with a high level of service and assistance. Our hiring, training, and compensation programs as well as our internal management and communication processes are designed to reinforce our service and selling-oriented culture. To accomplish this, we seek to hire personable and enthusiastic managers and sales associates, provide them with frequent feedback and training, and offer them performance-based compensation.

        Organization and Store Management.    Our field operations are organized into ten districts. Each district is run by a district manager, typically responsible for eight to 12 stores and who reports to our Director of Store Operations. District managers are responsible for hiring and training store managers and assistant managers, providing consistency of merchandise presentation across our stores, communicating corporate information to the stores, and monitoring sales and profit performance. Store managers are responsible for hiring, training, and managing sales associates, visual merchandising, maintaining the cleanliness of our stores, and monitoring store performance. Our average store has one manager and three to six sales associates. We utilize part-time employees to provide us greater flexibility in managing payroll hours and expense.

        Our management process is based on frequent and open communication throughout all areas and levels of our organization. Senior management monitors store performance and other business trends through daily sales, profitability, and operating reports. District managers receive weekly store performance reports and have daily contact and weekly meetings with store operations executives. Our store managers also receive weekly store sales reports and monthly profitability and operating reports and meet regularly with their district managers.

        Hiring, Training, and Compensation.    We seek to hire store managers who have experience with other women's apparel retailers or by promoting our assistant managers and sales associates. We compensate our district and store managers with a salary plus incentive bonuses based on sales performance. Our sales associates are paid on an hourly basis plus commissions on sales, receive additional incentives to encourage wardrobe selling, and receive discounts on merchandise to encourage them to wear our apparel and reflect our image on the selling floor. We believe our store and district managers have a low turnover rate due to our competitive compensation package and attractive work environment. Our district and store managers average 6.4 and 2.1 years experience, respectively, with us. Ten of our store managers also act as corporate trainers, conducting training programs for other store managers on an ongoing basis and new store associates prior to store openings. New store managers attend a week-long training session at our corporate headquarters covering store operations and financials, customer service, and corporate functions such as merchandising and distribution.

Distribution

        We currently operate a 30,400 square foot distribution facility in Glen Burnie, Maryland, which also houses our corporate headquarters. In order to accommodate our current needs and planned growth, we have identified a site for a new 120,000 square foot central distribution and corporate headquarters facility in the greater Baltimore, Maryland area and have initiated discussions concerning lease terms. We expect this facility to be fully operational in late fiscal 2003 or early fiscal 2004 and to incorporate improved automation and scanning technology not currently utilized by us. We expect that our new distribution facility will have the capacity, without modification or enhancement, to service approximately 250 stores.

        We estimate that approximately 95% of our merchandise is currently pre-ticketed by our vendors, which allows us to process merchandise more quickly and reduce labor costs. Our merchandise is generally shipped to our stores within two days of receipt at the distribution center. We rely on third-party carriers to deliver our merchandise from our distribution facility to our stores. Each store receives three to five shipments per week and merchandise is available for sale in our stores the same day it is received.

Management Information Systems

        Our management information systems and electronic data processing systems provide a range of retail, financial, and merchandising applications. We utilize industry standard software systems to provide various functions related to point-of-sale, inventory management, planning, distribution, and financial reporting. We communicate with each store on a daily basis to gather information on sales, merchandise transfers, and sales trends and to transmit details regarding price changes and pending deliveries. By collecting our sales information daily from each store's point-of-sale terminal, we are able to implement merchandising decisions, pricing changes, and inventory allocation on a timely basis.

Properties

        Stores.    The following table, which covers all 100 of our stores existing as of May 31, 2003, identifies: (i) the number of leases that will expire each year if we do not exercise renewal options, and (ii) the number of leases that will expire each year if we exercise all of our renewal options (assuming in each case the lease is not otherwise terminated by either party pursuant to any other provision thereof):

Fiscal Year	Number of Leases Expiring if No Renewal Options are Exercised	Number of Leases Expiring if All Renewal Options are Exercised
2003	4	4
2004	12	11
2005	9	8
2006	11	5
2007	6	2
After 2007	58	70

        Distribution Center and Corporate Headquarters.    Our current distribution center and principal executive offices are located at 6711 Baymeadow Drive, Glen Burnie, Maryland 21060. The facility initially opened in November 1999 and currently consists of a distribution center and corporate and administrative headquarters that comprises approximately 30,400 square feet, consisting of approximately 19,400 square feet for distribution and approximately 11,000 square feet for corporate and administrative offices. Our lease on these premises expires in July 2009, but may be terminated early at our option in July 2004.

        As more fully described above under "—Distribution," our existing distribution center and headquarters facility does not have adequate available space to accommodate our current needs and anticipated growth. We have identified and expect to lease a new distribution center and headquarters facility in Maryland to replace our existing facility, which we would attempt to sublet for the remainder of its lease term.

Competition

        We compete with a variety of retailers including other specialty stores, department stores, mass merchandisers, and direct marketers. Our competitors include Ann Taylor, Anthropologie, Banana Republic, bebe, Caché, Chico's, Christopher & Banks, Coldwater Creek, J. Jill, and Talbots. We also compete with national and regional department stores, including Bloomingdale's, Marshall Field's, Neiman Marcus, Nordstrom, and Saks Fifth Avenue.

        The women's retail apparel industry is highly competitive and given relatively low barriers to entry, we expect competition in our markets to increase. The primary competitive factors in our markets include brand recognition, product quality, style, price, store location and ambiance, and customer service levels.

        Many of our competitors are considerably larger and have substantially greater financing, marketing, and other resources. We cannot assure you that we will be able to compete successfully with them in the future, particularly in new markets.

Regulation of Imports

        A significant amount of the apparel and accessories we sell are manufactured outside of the United States. As a result, our business remains subject to the various risks of doing business abroad and to the imposition of United States customs duties. In the ordinary course of our business, we may from time to time be subject to claims by the United States Custom Service for tariffs, duties, and other charges.

        The pricing of imports from certain countries may also be affected by treaties, trade relations, U.S. government legislation, and decisions of multi-national organizations such as the World Trade Organization. Acts or decisions by any of these or similar institutions could change the pricing of imports in all categories, including apparel. We cannot predict or control the acts or decisions of these institutions. Because a significant amount of our merchandise is imported, we could be adversely affected by these acts or decisions.

Intellectual Property and Proprietary Rights

        We believe that our trademarks and other proprietary rights are important to our success. This is particularly the case for the "White House -- Black Market" marks because the name "White House-- Black Market" is well known by our customers. Accordingly, we intend to maintain these marks and the related registrations and applications. We are not aware of any claims of infringement or other challenges to our rights to use these marks in any jurisdiction in which we currently operate.

        We have registered "White House -- Black Market" in the United States. Each of the registrations related to this name has a term of ten years and each is renewable indefinitely if the mark is still in use in commerce at the time of renewal. We also have additional trademark rights and applications.

        We have registered "White House -- Black Market" and "The White House Black Market" in certain jurisdictions outside the United States, including Australia, Bermuda, The European Community, Mexico and The Netherlands Antilles, and have applications for certain trademarks pending in various other foreign jurisdictions. The various applications in foreign jurisdictions have been made in order to provide us with the ability to expand our operations outside the United States if and when management determines such an expansion is viable and in the best interests of our stockholders.

        We take actions to establish and protect our trademarks and other proprietary rights, however we cannot assure you that others will not imitate our products or infringe on our intellectual property rights. In addition, we cannot assure you that others will not resist or seek to block the sale of our products as infringements of their trademark and proprietary rights. In certain jurisdictions, other entities may have rights to names that could limit our ability to expand in such jurisdictions. If we fail to obtain or perfect trademark, ownership, or license rights, it would limit our ability to expand into certain international markets or enter such markets with the White House -- Black Market name, and to capitalize on the value of our brand.

Employees

        As of May 31, 2003, we employed 712 persons, approximately 50% of whom were full-time employees and approximately 50% of whom were part-time employees. The number of part-time employees fluctuates during peak selling periods. As of the above date, approximately 90% of our employees worked in our retail stores and in direct field supervision, 1% worked in our distribution center, and 9% worked in corporate headquarters.

        All employees receive discounts on the merchandise we sell. None of our employees are represented under a collective bargaining agreement, and we are not aware of any efforts or plans to organize any of our employees. We have never had a work stoppage and we consider our relations with our employees to be good.

Legal Proceedings

        We are not a party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business or financial condition.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth, as of April 30, 2003, certain information concerning our executive officers and directors:

Name	Age	Position(s)
Richard D. Sarmiento	58	Chairman, President, Chief Executive Officer, and Director
Patricia Darrow-Smith	41	Executive Vice President, Merchandising
Stephen L. Hirsch	50	Vice President, Finance and Administration, and Chief Financial Officer
F. Michael Smith	47	Vice President, Operations
Craig J. Foley(1)(2)(3)	59	Director
Howard E. Goldstein(1)(2)	44	Director
Darryl Hartley-Leonard(2)	58	Director
Sally Frame Kasaks(2)(3)	58	Director

(1)
Member of the audit committee
(2)
Member of the compensation committee
(3)
Member of the nominating and corporate governance committee

        Richard D. Sarmiento.    Mr. Sarmiento founded White House -- Black Market in 1985 and has served as a director and as our President and Chief Executive Officer since our inception. Mr. Sarmiento has served as our Chairman since May 2003. Prior to founding White House -- Black Market, Mr. Sarmiento worked for the Hyatt Hotels Corporation. He received a B.A. from the University of Kansas.

        Patricia Darrow-Smith.    Ms. Darrow-Smith is our Executive Vice President, Merchandising, and has served as our most senior merchandising executive since 1986. Ms. Darrow-Smith previously worked for the Hyatt Hotels Corporation. She received a B.A. from the College of Notre Dame of Maryland. Ms. Darrow-Smith is married to F. Michael Smith, our Vice President, Operations.

        Stephen L. Hirsch.    Mr. Hirsch has served as our Vice President, Finance and Administration, and Chief Financial Officer since July 1999. From September 1996 to June 1999, Mr. Hirsch was Senior Vice President, Finance and Administration, and Chief Financial Officer of Pic 'N Pay Stores, Inc., a footwear and apparel retail chain that filed a voluntary petition for bankruptcy in 2000, approximately ten months following Mr. Hirsch's departure from the company. Mr. Hirsch holds a B.A. from the University of Maryland and a M.B.A. from the University of Baltimore.

        F. Michael Smith.    Mr. Smith is our Vice President, Operations, and has served as our most senior operations executive since joining us in September 1990. Mr. Smith holds a B.A. from Drew University. Mr. Smith is married to Patricia Darrow-Smith, our Executive Vice President, Merchandising.

        Craig J. Foley.    Mr. Foley has served as a director since January 1999. Mr. Foley has been affiliated with Phillips-Smith-Machens Venture Partners, a private equity investment firm, since April 1994 and has served as a general partner of Wickham Capital Partners, a private investment firm, since February 1994. Mr. Foley is also a director of Starbucks Corporation.

        Howard E. Goldstein.    Mr. Goldstein has served as a director since January 1999. Mr. Goldstein is a general partner of INVESCO Private Capital, Inc., a private equity firm, where he has worked since 1984.

        Darryl Hartley-Leonard.    Mr. Hartley-Leonard has served as a director since April 1999. Mr. Hartley-Leonard is Chief Executive Officer of PGI Inc., an event production and marketing company. Mr. Hartley-Leonard served as President, Chief Executive Officer and Chief Operating Officer of Hyatt Hotels Corporation from 1986 to 1994 and as Chairman from 1994 to 1996. Mr. Hartley-Leonard also serves as a director of Jones Lang LaSalle Incorporated, Brookdale Living Communities, and Evanston Northwestern Healthcare, and as a member of the board of trustees of LaSalle Hotel Properties.

        Sally Frame Kasaks.    Ms. Kasaks has served as a director since May 1999. Ms. Kasaks has been President of ISTA, Inc., a marketing and retail consulting firm, since 1996. Prior to that, Ms. Kasaks served as Chairman and Chief Executive Officer at Ann Taylor Stores, Inc. from February 1992 to August 1996, President and Chief Executive Officer at Abercrombie & Fitch, a division of The Limited, Inc., from February 1989 to February 1992, and Chairman and Chief Executive Officer of The Talbots, Inc. from November 1985 to September 1988. Ms. Kasaks is also a director of Pacific Sunwear of California, Inc., Tuesday Morning Corporation, The Children's Place Retail Stores, Inc., Grupo Cortefiel, S.A., Coach, Inc., and Crane and Company.

        We are currently recruiting additional independent directors to serve on our board. We expect to add at least one independent director prior to completion of the offering.

Board Composition

        Our articles of incorporation and bylaws currently authorize five directors. Upon completion of the offering, our amended and restated articles of incorporation and bylaws will provide that our board will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I directors, Mr. Goldstein and Ms. Kasaks, will stand for reelection at our 2004 annual meeting of stockholders. The Class II directors, Messrs. Foley and Hartley-Leonard, will stand for reelection at our 2005 annual meeting of stockholders. The Class III director, Mr. Sarmiento, will stand for reelection at our 2006 annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This staggered classification of the board of directors may have the effect of delaying or preventing changes in control or management.

Board Committees

        Our board of directors has a compensation committee, an audit committee, and a nominating and corporate governance committee.

        Compensation Committee.    Our compensation committee reviews and makes recommendations to the board regarding the compensation and benefits provided to all of our employees. As part of the foregoing, the compensation committee administers our 1999 Stock Option Plan and will administer our 2003 Stock Option Plan. The current members of the compensation committee are Messrs. Goldstein, Foley and Hartley-Leonard and Ms. Kasaks. A subcommittee of the compensation committee, the executive compensation subcommittee, reviews and makes recommendations to the board regarding the compensation and benefits provided executive officers and directors including stock compensation. The executive compensation subcommittee is comprised of Messrs. Goldstein and Foley.

        Audit Committee.    Our audit committee reviews and monitors our internal accounting procedures and reviews the results and scope of the annual audit and other services provided by our independent accountants. The audit committee also consults with our management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. The Audit Committee is also charged with overseeing our compliance with legal and regulatory requirements, including our disclosure controls and procedures. In addition, the audit committee is responsible for considering and approving the appointment of, and reviewing fee arrangements with, our independent auditors and approving any non-audit services provided by our independent auditors. The current members of the audit committee are Messrs. Foley and Goldstein.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee makes recommendations to the board concerning nominations to the board, including nominations to fill a vacancy (including a vacancy created by an increase in the board of directors). The nominating and corporate governance committee will consider nominees for directors nominated by stockholders upon submission in writing to our corporate secretary of the names of such nominees in accordance with our bylaws. This committee is also charged with shaping corporate governance policies and practices and monitoring compliance with such policies. The current members of the nominating and corporate governance committee are Mr. Foley and Ms. Kasaks.

Director Compensation

        Our non-employee directors receive a fee of $1,500 for attendance in person at each board meeting or board committee meeting and a fee of $500 for attendance by teleconference at such meetings. In addition, our directors are reimbursed for all reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings. From time to time, certain directors who are not employees of White House -- Black Market have received grants of options to purchase shares of our common stock. In March 2002, we granted non-qualified options to purchase 3,077 shares of our common stock at an exercise price of $2.60 per share to each of Howard Goldstein, Craig Foley, and Darryl Hartley-Leonard. We granted non-qualified options to purchase 6,154 shares of our common stock to Sally Frame Kasaks in March 2002 at an exercise price of $2.60 per share. We plan to engage an independent consultant to advise us regarding compensation of our directors in the future.

Compensation Committee Interlocks and Insider Participation

        During fiscal 2002, the compensation committee was comprised of Messrs. Goldstein and Hartley-Leonard and Ms. Kasaks. None of such persons serves, or has at any time served, as an officer or employee of White House -- Black Market. None of our executive officers has served as a member of the compensation committee, or other committee serving an equivalent function, of any other entity, one of whose executive officers served as a member of our compensation committee. Following the offering, our compensation committee will be comprised solely of non-employee independent directors.

Indemnification and Limitation on Liability

        Our articles of incorporation provide that we will indemnify our current and former officers and directors against any and all liabilities and expenses incurred in connection with their services in such capacities to the maximum extent permitted by Maryland law, as from time to time amended. The articles of incorporation further provide that the right to indemnification also includes the right to be paid by us for expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent permitted by Maryland law.

        Our articles of incorporation also provide that we may, by action of our board of directors, provide indemnification to any of our employees and agents and any other persons serving at our request as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise to such extent and to such effect as is permitted by Maryland law and as our board of directors determines to be appropriate.

        We have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of White House -- Black Market, or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss incurred by such person in any such capacity or arising out of his status as such, whether or not we would have the power to indemnify such person against such liability under Maryland law.

        Our articles of incorporation authorize our board of directors to make further provision for indemnification of directors, officers, employees, and agents by bylaw, resolution, or agreement. We expect to enter into agreements with each of our directors and executive officers pursuant to which we have agreed to indemnify such persons to the maximum extent permitted by Maryland law. These agreements also require us to maintain directors' and officers' liability insurance for the benefit of each of these persons and to advance any expenses incurred by any such person in any proceeding in which such person is entitled to indemnification.

        No amendment, modification, or repeal of our articles of incorporation, nor the adoption of any additional provision of the articles of incorporation nor, to the fullest extent permitted by Maryland law, any amendment, modification, or repeal of law will eliminate or reduce the effect of the provisions in the articles of incorporation limiting liability or indemnifying certain persons or adversely affect any right or protection then existing thereunder in respect of any acts or omissions occurring prior to such amendment, modification, repeal, or adoption.

        The articles of incorporation further provide that a director will not be personally liable for monetary damages to us or our stockholders, except to the extent such exemption from liability or limitation thereof is not permitted under Maryland law. Maryland law does not permit the restriction or limitation of liability of directors and officers to the extent that:

  •
  the director or officer received an improper benefit or profit in money, property, or services; or

  •
  a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

        This limitation on liability applies to events occurring at the time the person serves as a director or officer, regardless of whether the person is a director or officer at the time of any proceeding in which liability is asserted.

        With respect to the indemnification of directors and officers for liabilities arising under the Securities Act, the SEC has opined that this indemnification is against public policy, as expressed in the Securities Act, and is therefore unenforceable.

Executive Compensation

        The following table sets forth information concerning the compensation we paid to our chief executive officer and each of our other executive officers whose total annual compensation exceeded $100,000 (the "named executive officers") during fiscal 2002.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation Awards
Name and Principal Position(s)	Fiscal Year	Salary	Bonus	Other Annual Compensation		Securities Underlying Options
Richard D. Sarmiento Chairman, President, and Chief Executive Officer	2002	$226,923	$40,303	$30,326	(1)	5,230
Stephen L. Hirsch Vice President, Finance and Administration, and Chief Financial Officer	2002	171,731	23,030	25,578	(2)	5,230
Patricia Darrow-Smith Executive Vice President, Merchandising	2002	166,923	28,788	—	(3)	5,230
F. Michael Smith Vice President, Operations	2002	140,096	23,030	23,493	(4)	5,230

(1)
Includes (i) $13,478 in premiums for life insurance of which Mr. Sarmiento is the beneficiary and (ii) $10,021 for a car allowance paid for Mr. Sarmiento by us. The balance of the other annual compensation is from reimbursements for medical expenses and matching contributions to our 401(k) plan.

(2)
Includes (i) $7,212 in premiums for life insurance of which Mr. Hirsch is the beneficiary, (ii) $7,917 for a car allowance paid to Mr. Hirsch by us, (iii) $1,844 for car insurance paid for Mr. Hirsch by us, and (iv) $6,460 for payment by us of medical expenses incurred by Mr. Hirsch. The balance of the other annual compensation is from matching contributions to our 401(k) plan.

(3)
Value of perquisites and other personal benefits for Ms. Darrow-Smith do not exceed the lesser of $50,000 or 10% of her total annual salary and bonus.

(4)
Includes (i) $7,896 in premiums for life insurance of which Mr. Smith is the beneficiary, (ii) $7,917 for a car allowance paid to Mr. Smith by us, and (iii) $7,175 for reimbursement by us of medical expenses incurred by Mr. Smith. The balance of the other annual compensation is from matching contributions to our 401(k) plan.

Option Grants in Fiscal 2002

        The following table provides information concerning grants of options to purchase our common stock that we made to our named executive officers during fiscal 2002. We did not grant stock appreciation rights to these individuals during fiscal 2002. All of the options were granted under our 1999 Stock Option Plan. The potential realizable value calculation assumes that the value of the common stock appreciates at the indicated annual rate (compounded annually) from the grant date until the expiration of the option term and is calculated in accordance with SEC rules. Potential realizable value does not represent our estimate or projections of future stock price performance. The assumed initial public offering price is higher than the estimated fair market value on the date of grant, and the potential realizable value of the option grants would be significantly higher than the numbers shown in the table if future stock prices were projected to the end of the option term by applying the same annual rates of stock price appreciation to the initial public offering price.

		Percent of Total Options Granted in 2002			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Securities Underlying Options Granted(1)
Name			Exercise Price ($/Share)(2)(3)	Expiration Date
					0%	5%	10%
Richard D. Sarmiento	5,230	8%	$2.86	5/01/2007	$6,799	$12,810	$20,082
Stephen L. Hirsch	5,230	8	2.60	5/01/2012	8,159	21,842	42,834
Patricia Darrow-Smith	5,230	8	2.86	5/01/2007	6,799	12,810	20,082
F. Michael Smith	5,230	8	2.86	5/01/2007	6,799	12,810	20,082

(1)
The options become exercisable in annual cumulative installments of 20%, commencing one year from the date of grant, with full vesting occurring on the 5th anniversary date of the date of grant.

(2)
The exercise price was determined by our board of directors on the date of grant taking into account the purchase price paid by investors for shares of our Class C common stock, the liquidation preferences and other rights, privileges, and preferences associated with the Class C common stock, and an evaluation by the board of directors of our revenue, operating history, and prospects. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date, or through a cashless exercise procedure involving a same-day sale of the purchased shares.

(3)
For purposes of calculating the potential realizable value at assumed annual rates of stock price appreciation, the revised, estimated fair market value of our common stock on the date of grant is $4.16 per share. Potential realizable values are computed by (i) multiplying the number of shares of common stock subject to a given option by the revised fair market value on the date of grant, (ii) assuming that the aggregate stock value derived from that calculation compounds annually for the entire term of the option and (iii) subtracting from that result the aggregate option exercise price.

        In May 2003, we granted options to purchase an aggregate of 80,615 shares of our common stock at a weighted average exercise price of $12.58 per share to certain employees and directors. Among the employees receiving these grants were Messrs. Sarmientio, Hirsch, and Smith, and Ms. Darrow-Smith, who each was granted options to purchase 13,231 shares.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table provides summary information regarding options held by our Chief Executive Officer and named executive officers in fiscal 2002. The value of unexercised in-the-money options at fiscal year end is calculated using the difference between the option exercise price and the estimated fair market value at May 3, 2003, which has been deemed to be $10.24 per share, multiplied by the number of shares underlying the option. An option is in-the-money if the fair market value of the common stock subject to the option is greater than the exercise price. The assumed initial public offering price of $13.00 per share is higher than the estimated fair market value at fiscal year end, and the value of unexercised options would be higher than the numbers shown in the table if the value were calculated by subtracting the exercise price from the initial public offering price.

			Number of Securities Underlying Unexercised Options at Fiscal year End		Value of Unexercised in-the-Money Options at Fiscal Year End(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard D. Sarmiento.	—	$—	—	5,230	$—	$38,597
Stephen L. Hirsch	—	—	24,977	44,235	190,832	337,955
Patricia Darrow-Smith	—	—	—	5,230	—	38,597
F. Michael Smith	—	—	—	5,230	—	38,597

(1)
The fair market value of our common stock at the end of fiscal 2002 was estimated by the board of directors on the basis of the purchase price paid by investors for shares of our Class C common stock (taking into account the liquidation preferences and other rights, privileges, and preferences associated with the Class C common stock) and an evaluation by the board of our revenue, operating history, and prospects.

1999 Stock Option Plan

        The 1999 Stock Option Plan (the "1999 Stock Option Plan") will be terminated as of the date of the completion of this offering. Such termination will not affect any option previously granted under the 1999 Stock Option Plan. Shares available for future issuance under the 1999 Stock Option Plan will be carried over to the 2003 Stock Option Plan described below.

        On May 21, 1999, we adopted our 1999 Stock Option Plan for the purpose of promoting our long-term growth and profitability by (i) providing key people with incentives to improve stockholder value and contribute to our growth and financial success, and (ii) enabling us to attract, retain, and reward talented and skilled persons for positions of substantial responsibility. Our stockholders approved the 1999 Stock Option Plan as of May 1999. We use stock options as a component of compensation for our officers and key employees.

        Shares Reserved.    A maximum of 307,692 shares of common stock is available and reserved for issuance under the 1999 Stock Option Plan. The 1999 Stock Option Plan has been amended, subject to stockholder approval, to increase the number of shares available under the plan by 615,385 to a total of 923,077.

        Administration.    The compensation committee of our board of directors administers the 1999 Stock Option Plan. The committee has the sole discretion to make all decisions and take all actions relating to the interpretation, administration, and operation of the 1999 Stock Option Plan. The committee has the discretion to determine who will receive options, what type of options will be issued, how many shares will be covered by the option, what the vesting requirements will be, if any, and what the other features, terms, and conditions of each option will be. The compensation committee may also reprice the exercise price of outstanding options to the then current fair market value of the underlying stock by accepting the surrender of outstanding options and substituting new options and modify outstanding awards in other ways.

        Eligibility.    The committee may grant options to our full-time employees, officers, members of our board of directors, subcontractors, and outside consultants.

        Types of Award.    The 1999 Stock Option Plan provides for the issuance of incentive stock options and non-statutory stock options to purchase shares of our common stock. Incentive stock options may be granted to employees and may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended ("Code") if certain requirements are satisfied. Non-statutory stock options do not qualify for such favorable tax treatment.

        Exercise Price.    The exercise price for options granted under the 1999 Stock Option Plan may not be less than 100% of the fair market value of our common stock on the option grant date.

        Transferability.    Incentive stock options granted under the 1999 Stock Option Plan are not transferable by the optionee except by will or the laws of descent and distributions in the event of the optionee's death. The 1999 Stock Option Plan has been amended to allow transfer of nonstatutory stock options to certain family members and other transferees permitted by the compensation committee.

        Vesting and Exercise.    Options vest (that is, become exercisable) at the time or times determined by the compensation committee. The Company may make or guarantee loans to assist grantees in exercising options and satisfying any related tax withholding obligations. In most cases, our options vest over the five-year period following the date of grant. Options generally expire ten years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier. Payment of the exercise price may be made in cash or by any other means the compensation committee may prescribe, including, but not limited to, cashless exercise through a designated brokerage firm after our stock is registered.

        Merger or Sale.    In the event of any proposed sale, merger, share exchange, consolidation, or other reorganization or business combination in which we are not the surviving corporation or in which nonvoting securities, cash, or securities of another corporation are received or if we sell all or substantially all of our assets, then the compensation committee will take such action as it deems appropriate and equitable, including without limitation accelerating or changing the exercise dates of any option, canceling the options and paying cash to the option holders, or causing a successor entity to replace the options with like options for other securities.

        Change in Capitalization.    The number and price of shares covered by outstanding stock options and the number of shares authorized under the 1999 Stock Option Plan shall be proportionately adjusted, as determined appropriate and equitable by the compensation committee, to take into account any stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of shares, or similar event.

        Amendment or Termination.    Our board may amend or terminate the 1999 Stock Option Plan at any time. If our board amends the 1999 Stock Option Plan, it does not need to ask for stockholder approval of the amendment unless such amendment increases the number of shares available under the 1999 Stock Option Plan or applicable law requires such approval. No amendment shall impair the rights of any optionee under an option previously granted without his or her consent. The 1999 Stock Option Plan will be terminated as of the date of the completion of this offering. Such termination will not affect any option previously granted under the 1999 Stock Option Plan.

2003 Stock Option Plan

        We have adopted The White House, Inc. 2003 Stock Option Plan (the "2003 Stock Option Plan") to replace the 1999 Stock Option Plan effective upon completion of the offering. The 2003 Stock Option Plan will serve the same purpose of promoting our long-term growth and profitability by (i) providing key people with incentives to improve stockholder value and contribute to our growth and financial success, and (ii) enabling us to attract, retain, and reward talented and skilled persons for positions of substantial responsibility. We have used stock options as a component of compensation for our officers and key employees.

        The differences from the 1999 Stock Option Plan include the following:

  •
  Securities law requirements in the 2003 Stock Option Plan are changed to those applicable to a public company.

  •
  The definition of "fair market value" of the common stock is changed to refer to the listed price on the Nasdaq Market.

  •
  Unless otherwise determined by the Board, the Committee administering the 2003 Stock Option Plan is required to include solely "nonemployee directors" under Rule 16b-3 and "outside directors" under Code Section 162(m).

  •
  The number of shares subject to options that may be issued to one employee in one year is limited to 61,538 in order to meet the exception for performance-based compensation under Code Section 162(m).

  •
  Nonqualified options may have an exercise price lower than the fair market value of the common stock on the grant date.

  •
  Any shares used to satisfy the exercise price under an option must have been held for at least six months.

  •
  Stock appreciation rights may be issued under the 2003 Stock Option Plan.

  •
  The requirement for optionees to sign a stockholders agreement and certain repurchase rights of the company at termination of employment are eliminated.

        Shares Reserved.    A maximum of (i) 615,385 shares of common stock, plus (ii) a carryover of the shares available for future awards under the 1999 Stock Option Plan at the date of its termination and (iii) any shares subject to options, or portions of options, granted under the 1999 Stock Option Plan which are forfeited, surrendered or cancelled or otherwise expire or terminate after the date of termination of the 1999 Stock Option Plan without being exercised, will be available and reserved for issuance under the 2003 Stock Option Plan.

        Administration.    Unless otherwise determined by the Board, the compensation committee of our board of directors will administer the 2003 Stock Option Plan. The committee has the sole discretion to make all decisions and take all actions relating to the interpretation, administration, and operation of the 2003 Stock Option Plan. The committee has the discretion to determine who will receive options, what type of options will be issued, how many shares will be covered by the option, what the vesting requirements will be (if any), and what the other features, terms, and conditions of each option will be. The compensation committee may also reprice the exercise price of outstanding options to the then current fair market value of the underlying stock by accepting the surrender of outstanding options and substituting new ones and modify outstanding awards in other ways.

        Eligibility.    The committee may grant options to full-time employees, officers, members of our board of directors, subcontractors, and outside consultants of the Company or any subsidiary. The 2003 Stock Option Plan provides that no participant may receive options covering more than 61,538 shares in any one year.

        Types of Award.    The 2003 Stock Option Plan provides for the issuance of incentive stock options and nonstatutory stock options to purchase shares of our common stock. Incentive stock options may be granted to employees and may qualify for favorable tax treatment under Code Section 422 if certain requirements are satisfied. Nonstatutory stock options do not qualify for such favorable tax treatment.

        Exercise Price.    The exercise price for incentive stock options granted under the 2003 Stock Option Plan may not be less than 100% of the fair market value of our common stock on the option grant date. The price of nonstatutory stock options is determined by the committee.

        Transferability.    Incentive stock options granted under the 2003 Stock Option Plan are not transferable by the optionee except by will or the laws of descent and distributions in the event of the optionee's death. Nonstatutory options may be transferred to certain family members and other transferees permitted by the compensation committee.

        Vesting and Exercise.    Options vest, or, become exercisable, at the time or times determined by the compensation committee. The Company may make or guarantee loans to assist grantees in exercising options and satisfying any related tax withholding obligations. Payment of the exercise price may be made in cash or by any other means the compensation committee may prescribe, including, but not limited to, cashless exercise through a designated brokerage firm after our stock is registered.

        Stock Appreciation Rights ("SARs").    Under the 2003 Stock Option Plan, the committee may issue SARs which entitle the holder to receive at the time prescribed in the SAR in stock or cash, as determined by the committee, the excess of the value of the number of shares under the vested portion of the SAR over their base price stated in the SAR. SARs shall be subject to such restrictions and conditions as the committee prescribes. SARs may be issued on a free-standing basis or in tandem with stock options.

        Merger or Sale.    In the event of any proposed sale, merger, share exchange, consolidation, or other reorganization or business combination in which we are not the surviving corporation or in which nonvoting securities, cash, or securities of another corporation are received or if we sell all or substantially all of our assets, then the compensation committee will take such action as it deems appropriate and equitable, including without limitation accelerating or changing the exercise dates of any option, canceling the options and paying cash to the option holders, or causing a successor entity to replace the options with like options for other securities.

        Change in Capitalization.    The number and price of shares covered by outstanding stock options and the number of shares authorized under the 2003 Stock Option Plan shall be proportionately adjusted, as determined appropriate and equitable by the compensation committee, to take into account any stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of shares, or similar event.

        Amendment or Termination.    Our board may amend or terminate the 2003 Stock Option Plan at any time. If our board amends the Plan, it does not need to ask for stockholder approval of the amendment unless such amendment increases the number of shares available under the 2003 Stock Option Plan or applicable law requires such approval. No amendment shall impair the rights of any optionee under an option previously granted without his or her consent.

Employee Stock Purchase Plan

        Our board of directors has adopted an Employee Stock Purchase Plan, subject to stockholder approval.

        Purpose.    The purpose of the Employee Stock Purchase Plan is to provide a means by which our employees may be given an opportunity to purchase our common stock through payroll deductions at a discounted price and upon terms that offer certain tax advantages. The rights to purchase common stock granted under the purchase plan are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined by Section 423 of the Code.

        Administration.    Our board of directors is responsible for administering the Employee Stock Purchase Plan and has the final power and sole discretion to construe and interpret the terms of the purchase plan and the rights granted under it. Our board of directors has the power, subject to the provisions of the purchase plan, to determine whether any subsidiary of ours is eligible to participate in the purchase plan, and also has the power to construe and interpret the plan and rights granted under it, and to establish, amend, and revoke rules and regulations for its administration. The board has delegated administration of the purchase plan to the compensation committee of the board. When the term "Board" is used in this section with respect to the purchase plan, it refers to the compensation committee, as well as to the board.

        Offerings.    The purchase plan will be implemented by offerings of rights to all eligible employees from time to time pursuant to the provisions thereof. The first such offering will commence on the later of the first day of the month following the completion of this offering or the beginning of our fiscal month of August 2003 and end on the last day of our fiscal month of January 2004. However, in no event will the first offering period commence before a filing of a registration statement for the Plan with the SEC. Thereafter, offerings will be semi-annual (but can be changed to annual or quarterly) and will be for a duration of six months. At the discretion of the board, offerings may be divided into quarterly periods or combined into annual periods. Purchases of common stock will be made on the last date of each offering period during which the Nasdaq National Market is open for trading.

        Eligibility.    Unless otherwise determined by the board, any employee who customarily works more than 20 hours per week and more than five months of the calendar year and who has been employed by us for at least 12 months (or such other period as determined by the board not in excess of two years) as of the first day of such offering period, is eligible to participate in that offering under the purchase plan.

        Notwithstanding the foregoing, no employee is eligible for the grant of any rights under the purchase plan if, immediately after such grant, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of our stock (including any stock which such employee may purchase under all outstanding rights and options), nor will any employee be granted rights that would permit him or her to buy more than $25,000 worth of stock (determined at the fair market value of the shares at the time such rights are granted) under all employee stock purchase plans of the company in any calendar year.

        Participation in the Plan; Payroll Deductions.    Eligible employees become participants in the purchase plan by delivering to us, prior to the first day of an offering period, an agreement authorizing payroll deductions in whole percentages of up to 10% of such employees' covered compensation (as defined in the purchase plan) during the offering period. A participant may not alter the amount of the payroll deduction during an offering period, but may discontinue participation and withdraw the accumulated payroll deductions prior to the end of the offering. All payroll deductions made for a participant are credited to his or her account under the purchase plan and deposited with our general funds. A participant may not make any additional payments into such account.

        Purchase Price.    The purchase price per share at which shares are sold in an offering under the purchase plan must be the lower of (i) 85% of the closing price of a share of common stock on the Nasdaq National Market on the date of commencement of the offering (or in the event the stock was not traded on such date, the nearest prior business day on which trading of the common stock occurred on the Nasdaq National Market), or (ii) 85% of the closing price of a share of common stock on the Nasdaq National Market on the last date of the offering (or in the event the stock was not traded on such date, the nearest prior business day on which trading of the common stock occurred on the Nasdaq National Market). If the stock is not traded on the Nasdaq National Market, the committee shall determine the appropriate basis for establishing the price of the stock. The purchase price is paid with the amounts accumulated by each participant through his or her payroll deductions.

        Purchase of Stock.    By executing an agreement to participate in the purchase plan, the employee is deemed to have been granted a qualified option to purchase a whole number of shares of common stock equal to the amount of his/her accumulated payroll deductions divided by the purchase price at which shares are sold in the offering. The maximum number of shares any employee may be granted the right to purchase in any one offering is 500 (or such other number approved by the committee before the respective offering period) shares and the maximum aggregate number of shares that may be purchased by all participants in any one offering is 25,000 shares (subject to adjustment for changes in the duration of offering periods and certain changes in capitalization) plus all unissued shares from prior offerings. If the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the maximum aggregate number, the board would make a pro rata allocation of shares available in a uniform and equitable manner. Unless the employee's participation is discontinued, his or her right to purchase shares is exercised automatically on the purchase date for the offering at the applicable purchase price.

        Withdrawal.    While each participant in the purchase plan is required to sign an agreement authorizing payroll deductions, the participant may withdraw from a given offering by terminating his or her payroll deductions and by delivering to us a notice of withdrawal from the purchase plan. Such withdrawal may be elected at any time prior to the end of an offering. Upon withdrawal from an offering by the employee, we will distribute to the employee his or her accumulated payroll deductions, without interest, and such employee's interest in the offering will be automatically terminated. The employee is not entitled to again participate in such offering. An employee's withdrawal from an offering will not have any effect upon such employee's eligibility to participate in subsequent offerings under the purchase plan.

        Termination of Employment.    Rights granted pursuant to any offering under the purchase plan terminate immediately upon cessation of an employee's employment for any reason, and we will distribute to such employee all of his or her accumulated payroll deductions, without interest. A leave of absence in excess of 90 days will be regarded as a termination of employment for purposes of the purchase plan unless return to employment is guaranteed by contract or applicable law.

        Restrictions of Transfer.    Rights granted under the purchase plan are not transferable otherwise than by will or the laws of descent and distribution in the event of a participant's death, or by designation of a beneficiary in accordance with the terms of the purchase plan and, otherwise during the participant's lifetime, shall be exercisable only by the participant to whom such rights were granted.

        Duration, Amendment, and Termination.    The board may suspend or terminate the purchase plan at any time. The purchase plan shall automatically terminate on the earlier of (i) the day prior to the tenth anniversary of the adoption of the plan, or (ii) the date that the maximum number of shares available under the purchase plan have been issued. The board may amend the purchase plan at any time. Any amendment of the purchase plan must be approved by the stockholders within 12 months of its adoption by the board if the amendment would (i) increase the maximum number of shares of common stock reserved for issuance under the purchase plan (except for adjustments upon certain changes in capitalization), or (ii) modify the requirements relating to eligibility for participation in the purchase plan. Rights granted before amendment or termination of the purchase plan will not be adversely altered or impaired by any amendment or termination of such plan without consent of the person to whom such rights were granted.

        Adjustment Provision.    The purchase plan and outstanding rights may be appropriately and proportionally adjusted at the discretion of the Board as to classes and numbers of shares and purchase prices under current offerings in the event of changes to the common stock as a result of merger, reorganization, recapitalization, reclassification, stock split, reverse stock split, or other similar transaction. No adjustments shall be made for stock dividends. For this purpose, any distribution of common stock to stockholders in an amount aggregating 20% or more of the outstanding common stock shall be deemed a stock split and any distribution of common stock to stockholders in an amount aggregating less than 20% of the outstanding common stock shall be deemed a stock dividend.

        Effect of Certain Corporate Events.    In the event of a dissolution, liquidation, or specified type of acquisition or merger of the company, the compensation committee shall take such action as it deems appropriate and equitable, which may include (i) a refund of payroll deductions in the offering,

(ii) shortening the offering period, or (iii) providing that each participant in such offering will be entitled to receive for each share of common stock that such participant would have purchased on the purchase date the approximate cash, securities, and/or property that a holder of one share of common stock was entitled to receive upon and at the time of such transaction.

        Stock Subject to Purchase Plan.    An aggregate of 200,000 shares of common stock has been reserved for future issuance under the purchase plan.

Employment Agreements

        We plan to enter into employment agreements with Richard Sarmiento, Patricia Darrow-Smith, Michael Smith, and Stephen Hirsch prior to completion of the offering.

        We entered into an employment offer letter agreement with Stephen Hirsch on July 12, 1999. Mr. Hirsch's employment offer letter provides for the payment of (i) 12 months salary in the event Mr. Hirsch's employment is terminated within 12 months before or after a change of control of the Company and (ii) nine months salary in the event we terminate him without cause. The terms "cause" and "change of control" are defined in the offer letter. We plan to replace this employment offer letter agreement with an employment agreement prior to the offering.

RELATED PARTY TRANSACTIONS

        In connection with the offering, we are required to make a distribution of $11.8 million to holders of our Class C common stock. The recipients of this distribution are Craig Foley and entities affiliated with Mr. Foley as well as entities affiliated with Howard Goldstein. The entities receiving the distribution are Phillips-Smith Specialty Retail Group III, L.P., Chancellor Private Capital Offshore Partners I, C.V., Chancellor Private Capital Offshore Partners II, L.P., Chancellor Private Capital Partners III, L.P., and Citiventure 96 Partnership, L.P. Each entity receiving the distribution is the beneficial owner of more than 5% of our outstanding common stock. The distribution amounts are proportionate to ownership of Class C shares. Messrs. Foley and Goldstein are members of our board of directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Amounts Distributable to Holders of Class C Common Stock."

        In January 2002, one of our non-employee stockholders negotiated a sale of certain of her Class A common shares to entities affiliated with Messrs. Foley and Goldstein, members of our board of directors. As part of this transaction, we agreed to exchange Class A common shares acquired by the entities for shares of Class C common stock, on a one-for-one basis. Accordingly, we issued 92,308 shares of Class C common stock to these entities in exchange for 92,308 shares of Class A common stock. Entities affiliated with Messrs. Foley and Goldstein paid $225,000 for the 92,308 shares of Class A common stock acquired. The Class A shares were subsequently exchanged for Class C shares on a share-for-share basis.

        We have from time to time retained the services of a company affiliated with a relative of Ms. Darrow-Smith to provide us with painting for certain of our stores. The total consideration paid by us for those services was approximately $9,000, $97,000, and $0 in fiscal 2000, 2001, and 2002, respectively.

        We believe that the transactions disclosed above were made on terms no less favorable to us than would have been obtained from unaffiliated third parties. Our policy is that all transactions between us and our executive officers, directors, and principal stockholders be on terms no less favorable to us than we could obtain from unaffiliated third parties or else be approved by our disinterested directors.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of May 31, 2003, as adjusted to reflect the sale of 3,119,292 shares of common stock in the offering and the conversion of all outstanding shares of our Class A common stock and Class C common stock into shares of common stock, by:

  •
  each of our directors and named executive officers;

  •
  our directors and executive officers as a group;

  •
  each person or group known by us to own beneficially more than 5% of our outstanding common stock; and

  •
  each selling stockholder.

        We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. As of May 31, 2003, we had 5,783,071 shares of common stock outstanding, assuming conversion of all of our outstanding Class A common stock and Class C common stock on a share-for-share basis. Unless otherwise indicated, the persons included in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or are exercisable within 60 days of May 31, 2003 are treated as outstanding and owned beneficially with respect to the person holding such options for the purpose of computing the percentage ownership of such person. However, these shares are not treated as outstanding for purposes of computing the percentage ownership of any other person. The percentages in the "Shares Beneficially Owned After the Offering" column assume that the underwriters do not exercise their over-allotment option to purchase up to 467,894 additional shares.

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering(18)
			Number of Shares of Common Stock to Be Sold in the Offering
Name of Beneficial Owner						Voting Power After the Offering(18)
	Number	Percent		Number	Percent
Executive Officers and Directors:
Richard D. Sarmiento	1,254,045(1)	21.7%	80,441	1,173,604	14.9%	14.9%
Howard E. Goldstein	1,378,877(2)	23.8	233,224(10)	1,145,653	14.6	14.6
Craig J. Foley	990,850(3)	17.1	165,586(11)	825,264	10.5	10.5
Patricia Darrow-Smith	1,259,699(4)	21.8	81,085(12)	1,178,614	15.0	15.0
F. Michael Smith	1,259,699(5)	21.8	81,085(13)	1,178,614	15.0	15.0
Darryl Hartley-Leonard	6,153(6)	*	—	6,153	*	*
Sally Frame Kasaks	10,461(6)	*	—	10,461	*	*
Stephen L. Hirsch	40,359(7)	*	—	40,359	*	*
All directors and officers as a group (8 persons)	4,940,436	85.4	560,336	4,380,100	55.7	55.7
Five Percent Holders:
Entities affiliated with INVESCO Private Capital, Inc.	1,378,877(2)	23.8	233,224(14)	1,145,653	14.6	14.6
Phillips-Smith Specialty Retail Group III, L.P.	990,850(3)	17.1	165,586(15)	825,264	10.5	10.5
Anne Bernholz	365,722(8)	6.3	249,662(16)	116,060	1.5	1.5
Martin J. Bernholz	365,722(9)	6.3	249,662(17)	116,060	1.5	1.5
Selling Stockholders:
Eric Ryan	220,536	3.8	88,745	131,791	1.7	1.7
Roderick Ryan	101,948	1.8	44,646	57,302	*	*
Ayman Sabi	47,412	*	32,367	15,045	*	*
Nick Kahook	48,000	*	32,767	15,233	*	*
Hagen Choi	30,769	*	30,769	—	—	—
Patricia A. Thoman	1,538	*	1,538	—	—	—
John Roessler	1,538	*	1,538	—	—	—

*
less than 1%

(1)
Includes (i) 2,769 shares held by Mr. Sarmiento's spouse, (ii) 8,614 shares held by Mr. Sarmiento's children, and (iii) 1,046 shares subject to options currently exercisable or exercisable within 60 days of May 31, 2003. Mr. Sarmiento's address is 6711 Baymeadow Drive, Glen Burnie, Maryland 21060.

(2)
Represents (i) 190,887 shares held of record by Chancellor Private Capital Partners III, L.P., (ii) 841,971 shares held of record by Citiventure 96 Partnership, L.P., (iii) 25,398 shares held of record by Chancellor Private Capitol Offshore Partners I, C.V., (iv) 314,468 shares held of record by Chancellor Private Capital Offshore Partners II, L.P., and (v) 6,153 shares subject to options held by these entities that are currently exercisable or exercisable within 60 days of May 31, 2003. INVESCO Private Capital, Inc. is the sole investment manager of all of the foregoing funds and has full dispositive power with respect to shares held by them. Mr. Goldstein, one of our directors, is Managing Director of INVESCO Private Capital, Inc. Mr. Goldstein disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities. Mr. Goldstein's business address is c/o INVESCO Private Capital, Inc., 1166 Avenues of the Americas, 27th Floor, New York, New York 10036.

(3)
Represents (i) 958,397 shares held of record by Phillips-Smith Specialty Retail Group III, L.P., (ii) 26,299 shares held of record by Mr. Foley, and (iii) 6,153 shares subject to options held by Mr. Foley that are currently exercisable or exercisable within 60 days of May 31, 2003. Mr. Foley, one of our directors, is a principal of Phillips-Smith Specialty Retail Group III, L.P. Mr. Foley disclaims beneficial ownership of the shares not held of record by him except to the extent of his pecuniary interest in Phillips-Smith Specialty Retail Group III, L.P. Mr. Foley's address is 5080 Spectrum Drive, Suite 700 West, Dallas, Texas 75248.

(4)
Includes (i) 1,046 shares subject to options that are currently exercisable or exercisable within 60 days of May 31, 2003, and (ii) 477,969 shares beneficially owned by Ms. Darrow-Smith's spouse, F. Michael Smith. Ms. Darrow-Smith's address is 6711 Baymeadow Drive, Glen Burnie, Maryland 21060.

(5)
Includes (i) 1,046 shares subject to options that are currently exercisable or exercisable within 60 days of May 31, 2003, and (ii) 781,730 shares beneficially owned by Mr. Smith's spouse, Patricia Darrow-Smith. Mr. Smith's address is 6711 Baymeadow Drive, Glen Burnie, Maryland 21060.

(6)
Represents shares subject to options that are currently exercisable or exercisable within 60 days of May 31, 2003.

(7)
Includes 38,821 shares subject to options that are currently exercisable or exercisable within 60 days of May 31, 2003. Mr. Hirsch's address is 6711 Baymeadow Drive, Glen Burnie, Maryland 21060.

(8)
Includes (i) 116,030 shares held of record by Ms. Bernholz's spouse, Martin Bernholz, and (ii) 249,692 shares held of record by Ms. Bernholz. Ms. Bernholz's address is 6711 Baymeadow Drive, Glen Burnie, Maryland 21060.

(9)
Includes (i) 249,692 shares held of record by Mr. Bernholz's spouse, Anne Bernholz, and (ii) 116,030 shares held of record by Mr. Bernholz. Mr. Bernholz's address is 6711 Baymeadow Drive, Glen Burnie, Maryland 21060. Mr. Bernholz, who is an attorney, has been retained by the Company during the last three years to handle lease negotiations for the Company. He receives a monthly retainer of $3,500.

(10)
Includes 233,224 shares held of record by                . Mr. Goldstein is a general partner of INVESCO Private Capital, Inc. which has sole voting and dispositive power over                . Mr. Goldstein disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(11)
Includes (i) 163,563 shares held of record by Phillips-Smith Specialty Retail Group, III L.P. and (ii) 2,023 shares beneficially owned by Mr. Foley. Mr. Foley is a principal of Phillips-Smith Specialty Retail Group, III L.P. Mr. Foley disclaims beneficial ownership of the shares not held of record by him except to the extent of his pecuniary interest in Phillips-Smith Specialty Retail Group III, L.P.

(12)
Includes 50,234 shares beneficially owned by Ms. Darrow-Smith's spouse, F. Michael Smith.

(13)
Includes 30,851 shares beneficially owned by Mr. Smith's spouse, Patricia Darrow-Smith.

(14)
Includes 233,224 shares held of record by                .

(15)
Includes (i) 163,563 shares held of record by Phillips-Smith Specialty Retail Group, III L.P. and (ii) 2,023 shares beneficially owned by Mr. Foley. Mr. Foley is a principal of Phillips-Smith Specialty Retail Group, III L.P. Mr. Foley disclaims beneficial ownership of the shares not held of record by him except to the extent of his pecuniary interest in Phillips-Smith Specialty Retail Group III, L.P.

(16)
Includes            shares beneficially owned by Ms. Bernholz's spouse, Martin J. Bernholz.

(17)
Includes            shares beneficially owned by Mr. Bernholz's spouse, Anne Bernholz.

(18)
Assumes the underwriters' over-allotment option is not exercised. In the event that the underwriters' over-allotment option is exercised in full, the following persons will sell the additional number of shares and beneficially own the percentage of shares set forth after their respective names: (i) Richard D. Sarmiento (37,395, or 14.5%) (ii) Patricia Darrow-Smith (37,695, or 14.5%) (includes 14,342 shares beneficially owned by Ms. Darrow-Smith's spouse, F. Michael Smith, and 23,353 shares beneficially owned by Ms. Darrow-Smith), (iii) F. Michael Smith (37,695, or 14.5%) (includes 23,353 shares beneficially owned by Mr. Smith's spouse, Patricia Darrow-Smith, and 14,342 shares beneficially owned by Mr. Smith), (iv) entities affiliated with INVESCO Private Capital, Inc. (108,419, or 13.2%) (includes 108,419 shares held of record by                  ), (v) Phillips-Smith Specialty Retail Group III, L.P. (76,063, or 9.5%), (vi) Anne Bernholz (116,061, or 0%) (includes            shares beneficially owned by Ms. Bernholz's spouse, Martin J. Bernholz, and            shares beneficially owned by Ms. Bernholz), (vii) Martin J. Bernholz (116,061, or 0%) (includes            shares beneficially owned by Mr. Bernholz's spouse, Anne Bernholz, and            shares beneficially owned by Mr. Bernholz), (viii) Eric Ryan (41,255, or 1.2%), (ix) Roderick Ryan (20,754, or ..5%), (x) Ayman Sabi (15,046, or 0%), and (xi) Nick Kahook (15,233, or 0%). Voting power after exercise of the over-allotment option will remain proportionate to ownership.

DESCRIPTION OF CAPITAL STOCK

General

        The following information describes our common stock and preferred stock and provisions of our articles of amendment and restatement and our bylaws as in effect upon the completion of the offering. This description is only a summary. You should also refer to the articles of amendment and restatement and our bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the receipt of the requisite stockholder approvals and upon the completion of the offering in accordance with the terms of the proposed articles of amendment and articles of amendment and restatement. As of May 31, 2003, we had 44 stockholders of record.

        Upon the completion of the offering our authorized capital stock will consist of 25,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

        Certain features of our articles of incorporation, as amended and restated, and bylaws may have the effect of delaying or preventing a change in control transaction. See "Risk Factors—Risks Relating to the Offering—We are subject to anti-takeover provisions which could affect the price of our common stock."

Common Stock

        Holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. There is no cumulative voting in the election of our directors, which means the holders of a majority of our outstanding common stock, subject to the rights of holders of our preferred stock, if any, can elect all the nominees standing for election. Subject to the prior rights of holders of preferred stock, if any, the holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available therefor. Upon our liquidation or dissolution, the remainder of our assets will be distributed ratably among the holders of common stock after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Our common stock has no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of common stock are, and the shares to be sold in the offering will be, fully paid and nonassessable.

        Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange, or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage but not less than a majority of all the votes entitled to be cast on the matter. Our charter provides for approval by a majority of all the votes entitled to be cast notwithstanding any provision of law requiring a greater percentage.

Preferred Stock

        Effective upon the completion of the offering, we will have 5,000,000 shares of undesignated preferred stock authorized. Our board of directors has the authority to issue the preferred stock in one or more series and to fix the price, preferences, conversion or other rights, voting powers, restrictions, limitations to dividends, qualifications or terms or conditions, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. Our issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring, or preventing a change in control of White House -- Black Market without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of common stock. We have no current plans to issue any shares of preferred stock.

Business Combinations

        Maryland law prohibits certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an "interested stockholder." Interested stockholders are all persons (i) who beneficially own 10% or more of the voting power of the corporation's shares or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was an interested stockholder or an affiliate or an associate thereof. Such business combinations are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by all holders of voting shares of the corporation, and (ii) 66 2/3% of the votes entitled to be cast by all holders of voting shares of the corporation other than voting shares held by the interested stockholder, or an affiliate or associate of the interested stockholder, with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as defined in Maryland law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our board of directors prior to the time that the interested stockholder becomes an interested stockholder.

        Our board of directors has adopted an irrevocable resolution exempting Richard Sarmiento, Patricia Darrow-Smith and Michael Smith, and each of their respective existing and future affiliates from the provisions of the business combination statute. The board of directors has also adopted an irrevocable resolution exempting Phillips-Smith Specialty Retail Group III, L.P. and INVESCO Private Capital, Inc. and their respective existing and future affiliates and associates from the business combination statute up to the number of shares beneficially owned by them, respectively, immediately prior to the closing of the offering.

Control Share Acquisitions

        Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. Control shares are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) 10% or more but less than 33 1/3%; (ii) 33 1/3% or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval in accordance with the control share act. A "control share acquisition" means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand therefor to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition." A control share acquisition does not include any merger, consolidation or share exchange where we are a party to such transaction.

        Our amended and restated article of incorporation will provide that "control share acquisition" will not include any transaction by Richard Sarmiento, Patricia Darrow-Smith, Michael Smith, or their existing or future affiliates or associates. Additionally, the amendment will provide that a "control share acquisition" does not include any transaction which would otherwise constitute a "control share acquisition," up to the number of shares beneficially owned by them immediately prior to the effective time of the amendment, by either INVESCO Private Capital, Inc., or Phillips-Smith Specialty Retail Group III, L.P. or their existing or future affiliates.

Certain Charter and Bylaw Provisions

        Our charter and bylaws will be amended and restated as of the closing of the offering and, as a result of such amendment and restatement, will contain several provisions that may make the acquisition of control of White House -- Black Market by means of a proxy fight, open market purchases, tender offer, or other method more difficult. The following is a summary of certain of these provisions. Forms of our charter and bylaws, as amended, are filed as exhibits to the registration statement filed with the Commission of which this prospectus is a part, and the following summary is qualified in its entirety by reference to such documents.

        Number of Directors.    Our charter and bylaws provide that the number of directors shall be fixed from time to time by resolution adopted by a majority of the entire board of directors, but may not consist of fewer than three or such lesser number of stockholders. The size of our board of directors has initially been set at five members.

        Classified Board of Directors.    Our charter divides the board of directors into three classes, with one class having a term of one year, one class having a term of two years, and one class having a term of three years. Each class is to be as nearly equal in number as possible. At each annual meeting of our stockholders, commencing with the annual meeting of stockholders to be held in fiscal 2004, directors will be elected to succeed those directors whose terms have expired, and each newly elected director will serve for a three-year term.

        The classification of directors and the provisions in the charter that limit the ability of stockholders to increase the size of the board of directors, together with the provisions in our charter described below that limit the ability of stockholders to remove directors and that permit the remaining directors to fill any vacancies on the board, will have the effect of making it more difficult for stockholders to change the composition of our board of directors. As a result, at least two annual meetings of stockholders may be required for our stockholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial to us and our stockholders and whether or not a majority of our stockholders believes that such a change would be desirable.

        Removal of Directors and Filling Vacancies.    Our charter and bylaws provide that a director may be removed by stockholders only "for cause" and with the approval of the holders of 80% of the total voting power of all of our outstanding securities then entitled to vote generally in the election of directors, voting together as a single class at a special meeting of stockholders called for that purpose.

        The charter and the bylaws provide that all vacancies on our board of directors, including those resulting from an increase in the number of directors, may be filled solely by a majority of the remaining directors even if they do not constitute a quorum. If the vacancy occurs as a result of the removal of a director, our stockholders may elect a successor at the meeting at which such removal occurs.

        Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures require that a notice of stockholder proposals and stockholder nominations for the election of directors at any meeting of stockholders must be in writing, contain certain specified information, and be received by our corporate secretary not less than 90 nor more than 120 days prior to the meeting (or if less than ten days' notice or prior public disclosure of the date of the meeting is given, the notice of stockholder proposals or nominations must be in writing and received by the our corporate secretary no later than the close of business on the tenth day following the day on which notice of the meeting was mailed or public disclosure thereof was made, whichever occurs first). We may reject a stockholder proposal or nomination that is not made in accordance with such procedures.

        Limitations on Calling Stockholder Meetings.    Our charter and bylaws provide that special meetings of stockholders can be called only by our chairman of the board of directors, our president, our board of directors, or by the corporate secretary at the request of holders of at least a majority of all votes entitled to be cast. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the board of directors, the chairman of the board, the president, or the corporate secretary upon the request of holders of a sufficient number of shares.

        Amendment of Certain Provisions of the Charter and Bylaws.    Our charter provides that the affirmative vote of the holders of at least 80% of the aggregate combined voting power of all classes of capital stock entitled to vote thereon, voting as one class, is required to amend, repeal or adopt provisions inconsistent with certain provisions of the charter, including those provisions relating to the limitation on calling stockholder meetings, the number, election, and term of directors; the removal of directors; the amendment of our bylaws; and the provision governing applicability of the Maryland Control Share Act (Section 3-702 of the Maryland General Corporation Law). Our charter further provides that board of directors shall have the exclusive right to make, alter, amend or repeal our bylaws. These requirements will have the effect of making more difficult any amendment by our stockholders, even if a majority of our stockholders believe that such amendment would be in their best interests.

        Power to Reclassify Shares of our Stock.    Our charter authorizes our board of directors to classify and reclassify any unissued stock and permits our board, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class that we have authority to issue. Prior to issuance of shares of each class or series, the board is required by Maryland law and to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. No shares of our preferred stock are presently outstanding and we have no present plans to issue any preferred stock.

Registration Rights

        We have granted holders of 4,856,644 shares of our common stock demand and "piggyback" registration rights with respect to such shares. These rights may require us to file registration statements under the Securities Act covering all or a portion of our common stock issued to these holders or we may be required to include such shares of our common stock in a registration under the Securities Act that we initiate on our own behalf.

        The demand registration rights granted to these holders provide that upon request of holders of a majority of the common stock held by these persons, which request can be made at any time after the consummation of the offering, we may be required to use our best efforts to register all or a portion of such shares under the Securities Act on a Form S-1 registration statement. We are obligated to effect an unlimited number of such registrations on a Form S-1 registration statement, but we are only required to pay for the expenses of two such registrations and we are not required to effect any demand registration within 180 days after any other registration statement filed pursuant to the exercise of these demand registration rights or that was subject to the piggyback registration rights described below.

        These holders of common stock also have the right to request us to register such shares under the Securities Act on a Form S-3 registration statement, if and when we qualify to use this form of registration statement. There is no limit on the number of registrations on Form S-3 that such holders may request.

        In addition, each of these holders has certain piggyback registration rights. If we propose to register any common stock under the Securities Act for our own account (other than pursuant to an offering in connection with the registration of securities on the Form S-8 or any successor form, which covers securities issued under an employee benefit plan, or on the Form S-4 or any successor form, which covers securities issued in a business combination or a registered exchange offer), holders of piggyback rights may require that we include all or a portion of their common stock in such registration. In connection with any such offering, the managing underwriter thereof can limit the number of shares held by persons with piggyback registration rights to be included in such registration.

        We will be responsible for all expenses incurred in connection with the registration rights above, excluding underwriting discounts or commissions.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Listing

        We have applied to list our shares of common stock on the Nasdaq National Market under the symbol "WHBK."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to the offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could lower prevailing market prices. As described below, no shares currently outstanding (other than shares sold in the offering by the selling stockholders) will be available for sale immediately after the offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could harm the prevailing market price and impair our ability to raise equity capital in the future.

        Upon completion of the offering, we will have 7,859,994 shares of common stock outstanding. Of these shares, the 3,119,292 shares sold in the offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors, and 10% stockholders.

        The remaining 4,740,742 shares outstanding are "restricted securities" within the meaning of Rule 144 and will be subject to the volume, manner of sale, and other limitations under Rule 144 (except that 370,940 of these shares may be sold without these limitations). Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k), or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

        All of our directors, officers, and securityholders have entered into lock-up agreements in connection with the offering generally providing that they will not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of William Blair & Company, L.L.C. In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. will take into account various factors, including the length of time before the lock-up expires, the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, market conditions generally, the reason for the requested release, and whether the person requesting the release is one of our affiliates, executive officers or directors. Taking into account the lock-up agreements, and assuming William Blair & Company, L.L.C. does not release stockholders from these agreements, the number of restricted shares that will be available for sale in the public market under the provisions of Rule 144, 144(k), and 701 will be as follows:

  •
  Beginning on the effective date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market.

  •
  Beginning 180 days after the effective date, approximately all of our 4,740,742 restricted shares will be eligible for sale subject to the volume, manner of sale, and other limitations under Rule 144 (except that 370,940 of these shares may be sold without these limitations).

        In general, under Rule 144, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal approximately 78,599 shares immediately after the offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

        Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

        Rule 701 permits our employees, officers, directors, or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

UNDERWRITING

        The underwriters named below, for which William Blair & Company, L.L.C., SG Cowen Securities Corporation, and RBC Dain Rauscher Inc. are acting as representatives, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters, the selling stockholders and us, to purchase from the selling stockholders and us, the respective number of shares of common stock set forth opposite each underwriter's name in the table below.

Underwriter	Number of Shares
William Blair & Company, L.L.C.
SG Cowen Securities Corporation
RBC Dain Rauscher Inc.

Total	3,119,292

        This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant to this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. In the underwriting agreement, we and the selling stockholders have made certain representations and warranties to the underwriters and have agreed to indemnify them and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

        The representatives of the underwriters have advised us and the selling stockholders that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $            per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $            per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we and the selling stockholders will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about                        , 2003. At that time, the underwriters will pay us and the selling stockholders for the shares in immediately available funds. After commencement of the public offering, the representatives may change the public offering price and other selling terms.

        Certain of the selling stockholders have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an additional 467,894 shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase pursuant to this option on the terms described in the preceding paragraph.

        The underwriters have reserved for sale, at the initial public offering price, up to 3% of the shares of common stock in the offering for our employees, relatives of our executive officers, and business associates. Those receiving these reserved shares will not be subject to lock-up agreements by virtue of their having purchased such shares (though an employee could otherwise be subject to a lock-up agreement). Purchases of the reserved shares would reduce the number of shares available for sale to the general public. The underwriters will offer any reserved shares which are not so purchased to the general public on the same terms as the other shares being sold in the offering.

        The following table summarizes the compensation to be paid by us and the selling stockholders to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount paid by us	$	$	$
Underwriting discount paid by selling stockholders	$	$	$

        We estimate that our total expenses for the offering, excluding the underwriting discount, will be approximately $1,200,000.

        We, and each of our directors, executive officers, and stockholders, who in the aggregate beneficially own all of our outstanding shares of common stock, have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

  •
  directly or indirectly offer, sell, contract to sell, assign, transfer, encumber, pledge, grant an option to purchase, make any "short" sale, establish a "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of the Company's common stock, or any options or warrants to purchase any shares of common stock or any securities convertible into, exchangeable for, or that represent the right to receive shares of common stock ("common stock equivalents") held of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act);

  •
  enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock or common stock equivalent; or

  •
  exercise any registration rights with respect to any common stock or common stock equivalent.

        This agreement does not extend to bona fide gifts to immediate family members of such persons who agree to be bound by such restrictions, or to limited partners or stockholders who agree to be bound by such restrictions. In determining whether to consent to a transaction prohibited by these restrictions, the underwriters will take into account various factors, including the length of time before the lock-up expires, the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, market conditions generally, the reason for the requested release, and whether the person requesting the release is one of our affiliates, executive officers or directors. We may grant options and issue common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. See "Shares Eligible for Future Sale."

        The representatives have informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representatives have also informed us that the underwriters intend to deliver all copies of this prospectus via hand delivery or through mail or courier services and only printed forms of the prospectus are intended to be used.

        In connection with the offering, the underwriters and other persons participating in the offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing, or maintaining the price of the common stock. An over-allotment involves selling more shares of common stock in the offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-alloted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares over-alloted is greater than the number of shares in the over-allotment option. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option.

        In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

        In addition, the representatives may impose a penalty bid. This allows the representative to reclaim the selling concession allowed to an underwriter or selling group member if common stock sold by such underwriter or selling group member in the offering is repurchased by the representative in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the Nasdaq National Market or otherwise, may stabilize, maintain, or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in the offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We, the selling stockholders, and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

        We have applied to list our common stock on the Nasdaq National Market under the symbol "WHBK."

        In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking, and other services to us for which they have received, and may in the future receive, customary fees or other compensation.

Determination of Offering Price

        Prior to the offering, there has been no public market for the common stock. The initial public offering price for our common stock will be determined by negotiation between us and the representatives of the underwriters. The factors that will be considered in determining the initial public offering price are prevailing market and economic conditions, our revenue and earnings, market valuations of other companies engaged in activities similar to us, estimates of our business potential and prospects, the present state of our business operations, our management, and other factors deemed relevant. The estimated initial public offering price range on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

LEGAL MATTERS

        Certain legal matters with respect to the validity of the common stock offered hereby will be passed on for us by Venable, Baetjer, Howard & Civiletti, LLP, Washington, D.C. Certain legal matters relating to the offering will be passed upon for the underwriters by Sonnenschein Nath & Rosenthal, Chicago, Illinois.

EXPERTS

        The financial statements of The White House, Inc. as of February 2, 2002 and February 1, 2003, and for each of the years in the three-year period ended February 1, 2003, have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent accountants' appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        On or about May 23, 2002, our board of directors became aware that our prior auditor, Arthur Andersen LLP, was ceasing to provide audit services. Accordingly, we engaged KPMG LLP as our principal accountants on November 14, 2002. The reports of Arthur Andersen LLP on the fiscal 2000 and 2001, financial statements of White House -- Black Market did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or principal accounting principles. There were no disagreements with Arthur Andersen LLP during fiscal 2000 or 2001, or during fiscal 2002 preceding their replacement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred preceding Arthur Andersen LLP's replacement. We did not consult with KPMG LLP during any period preceding Arthur Andersen LLP's replacement regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules filed therewith. For further information with respect to White House -- Black Market and the common stock offered hereby, reference is made to the registration statement and to the exhibits and schedules filed therewith. Whenever we make reference in this prospectus to any of our contracts, agreements, or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement, or other documents. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such Public Reference Room upon payment of the fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the site is http://www.sec.gov.

        Upon completion of the offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC's regional offices, public reference facilities and web site of the SEC referred to above.

THE WHITE HOUSE, INC.

Index to Financial Statements

        When the transaction referred to in the second paragraph of note 1 of the Notes to Financial Statements has been consummated, we will be in a position to render the following report.

                      /s/ KPMG LLP

Independent Auditors' Report

The Board of Directors and Stockholders
The White House, Inc.:

        We have audited the accompanying balance sheets of The White House, Inc. (the Company) as of February 2, 2002 and February 1, 2003 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended February 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The White House, Inc. as of February 2, 2002 and February 1, 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

Baltimore, Maryland
April 15, 2003 (except as to the second paragraph
    of note 1 of the notes to financial statements
    which is as of July    , 2003)

THE WHITE HOUSE, INC.

Balance Sheets

As of February 2, 2002 and February 1, 2003
(Dollars in thousands, except per share data)

	February 2, 2002	February 1, 2003
Assets
Current assets:
Cash	$519	$1,081
Accounts receivable	429	579
Merchandise inventories	4,583	5,645
Prepaid expenses and other current assets	1,185	1,664
Deferred tax assets	190	638

Total current assets	6,906	9,607

Property and equipment, net	7,073	9,820
Deferred tax assets	920	699
Other noncurrent assets	247	97

Total assets	$15,146	$20,223

Liabilities and Stockholders' Equity
Current liabilities:
Borrowings under line of credit	$1,606	$—
Current portion of capital lease obligations	231	571
Amounts distributable to Class C common stockholders	—	1,117
Trade accounts payable	3,528	3,640
Accrued expenses and other current liabilities	2,248	3,680

Total current liabilities	7,613	9,008

Accrued rent	429	691
Capital lease obligations, less current portion	507	1,104
Amounts distributable to Class C common stockholders	4,160	5,027

Total liabilities	12,709	15,830

Stockholders' equity:
Preferred stock, $0.01 par value per share. Authorized 5,000,000 shares; none issued and outstanding	—	—
Common stock, $0.01 par value. Authorized 25,000,000 shares; none issued and outstanding	—	—
Common stock Class A, $0.01 par value. Authorized 15,000,000 shares; issued and outstanding 3,425,649 shares	34	34
Common stock Class B, $0.01 par value. Authorized 100,000 shares; none issued and outstanding	—	—
Common stock Class C, $0.01 par value with mandatory distribution obligation. Authorized 8,000,000 shares; issued and outstanding 2,357,422 shares	24	24
Additional paid-in capital	7,752	7,856
Unearned stock compensation	—	(74)
Accumulated deficit	(5,373)	(3,447)

Total stockholders' equity	2,437	4,393
Commitments and contingencies

Total liabilities and stockholders' equity	$15,146	$20,223

See accompanying notes to financial statements.

THE WHITE HOUSE, INC.

Statements of Operations

For the fiscal years ended February 3, 2001, February 2, 2002 and February 1, 2003
(Dollars in thousands, except for per share data)

	Fiscal Year Ended
	February 3, 2001	February 2, 2002	February 1, 2003
Net sales	$37,721	$49,532	$66,956
Cost of goods sold	17,676	21,884	28,271

Gross profit	20,045	27,648	38,685
Selling, general and administrative expenses	19,101	24,627	30,414
Depreciation and amortization	912	1,176	1,492

Operating income	32	1,845	6,779
Interest expense	198	326	217

Income (loss) before income tax expense (benefit)	(166)	1,519	6,562
Income tax expense (benefit)	(48)	650	2,652

Net income (loss)	(118)	869	3,910
Amounts distributable to Class C common stockholders	1,475	1,679	1,984

Net income (loss) applicable to common stockholders	$(1,593)	$(810)	$1,926

Net income (loss) per weighted average common share:
Basic and diluted — Amounts distributable to Class C common stockholders	$0.65	$0.74	$0.84
Basic and diluted — Net income (loss) applicable to common stockholders:
Class A	$(0.28)	$(0.14)	$0.33
Class C	$(0.28)	$(0.14)	$0.33
Pro forma net income (loss) per weighted average common share (note 16 — unaudited):
Basic			$0.58
Diluted			$0.57

See accompanying notes to financial statements.

THE WHITE HOUSE, INC.

Statements of Stockholders' Equity

For the fiscal years ended February 3, 2001, February 2, 2002 and February 1, 2003
(Dollars in thousands)

	Common stock
				Additional paid-in capital	Unearned stock compensation	Accumulated deficit
	Class A	Class B	Class C				Total
Balance January 29, 2000	$35	$—	$23	$7,728	$—	$(2,970)	$4,816
Net loss	—	—	—	—	—	(118)	(118)
Stock options issued to non-employees	—	—	—	8	—	—	8
Amounts distributable to Class C common stockholders	—	—	—	—	—	(1,475)	(1,475)

Balance February 3, 2001	35	—	23	7,736	—	(4,563)	3,231
Net income	—	—	—	—	—	869	869
Amounts distributable to Class C common stockholders	—	—	—	—	—	(1,679)	(1,679)
Conversion of 92,308 shares of Class A common stock to Class C common stockholders	(1)	—	1	—	—	—	—
Stock options issued to non-employees	—	—	—	16	—	—	16

Balance February 2, 2002	34	—	24	7,752	—	(5,373)	2,437
Net income	—	—	—	—	—	3,910	3,910
Amounts distributable to Class C common stockholders	—	—	—	—	—	(1,984)	(1,984)
Stock options issued to non-employees	—	—	—	17	—	—	17
Unearned stock compensation related to stock options issued to employees	—	—	—	87	(87)	—	—
Stock compensation earned	—	—	—	—	13	—	13

Balance February 1, 2003	$34	$—	$24	$7,856	$(74)	$(3,447)	$4,393

See accompanying notes to financial statements.

THE WHITE HOUSE, INC.

Statements of Cash Flows

For the fiscal years ended February 3, 2001, February 2, 2002 and February 1, 2003
(Dollars in thousands)

	Fiscal Years Ended
	February 3, 2001	February 2, 2002	February 1, 2003
Cash flows from operating activities:
Net income (loss)	$(118)	$869	$3,910
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	912	1,176	1,492
Amortization of deferred financing costs	—	25	26
Deferred income tax benefit	(130)	(36)	(227)
Stock compensation and value of stock options issued to non-employees	8	16	30
Changes in operating assets and liabilities:
Accounts receivable	(144)	(56)	(150)
Merchandise inventories	(1,378)	(387)	(1,062)
Prepaid expenses and other current assets	143	(387)	(479)
Other assets	(146)	(19)	149
Trade accounts payable	1,957	(4)	112
Accrued expenses and other current liabilities	139	1,199	1,432
Accrued rent	38	168	262

Net cash provided by operating activities	1,281	2,564	5,495

Cash flows from investing activities — purchases of property and equipment	(3,371)	(1,628)	(2,963)

Cash flows from financing activities:
Repayments under line of credit	(23,437)	(52,103)	(9,075)
Borrowings under line of credit	25,340	51,430	7,469
Repayments of capital lease obligations	(208)	(256)	(339)
Borrowings under capital leases	563	263	—
Deferred financing costs	(75)	(25)	(25)

Net cash provided by (used in) financing activities	2,183	(691)	(1,970)

Net increase in cash	93	245	562
Cash, beginning of year	181	274	519

Cash, end of year	$274	$519	$1,081

Supplemental disclosure of cash flow information:
Cash paid for interest	$199	$300	$200
Cash paid for income taxes	$11	$98	$2,483
Acquisitions of property and equipment under capital leases	$—	$—	$1,276

See accompanying notes to financial statements.

THE WHITE HOUSE, INC.

Notes to Financial Statements

February 2, 2002 and February 1, 2003
(Dollars in thousands, except per share data)

1.     The Business

        The White House, Inc. (the Company), a Maryland corporation, operates retail stores featuring private brand women's apparel and accessories in the colors of white and black. As of February 1, 2003, the Company operated 92 stores located throughout the United States, Puerto Rico, and the U.S. Virgin Islands.

        On July 1, 2003, the Company's stockholders approved a one-for-3.25 reverse stock split. All common shares, stock options and per share amounts for all periods presented have been restated to reflect the reverse stock split. In addition, the stockholders approved the authorization of 5,000,000 shares of preferred stock and 25,000,000 shares of common stock.

2.     Significant Accounting Policies

  Fiscal Year

        The Company operates on a 52/53-week year, which ends on the Saturday nearest January 31. The periods presented in these financial statements are the fiscal years ended February 3, 2001 (fiscal 2000), February 2, 2002 (fiscal 2001) and February 1, 2003 (fiscal 2002). Fiscal 2000 had 53 weeks and fiscal 2001 and fiscal 2002 had 52 weeks.

  Revenue Recognition

        Revenue is recognized at the point of sale in the Company's stores. The Company's customers may return items for an exchange or refund. The Company provides an allowance when sales are recorded based on projected merchandise returns, taking into consideration historical experience and other factors.

  Cost of Goods Sold and Selling, General and Administrative Expenses

        Cost of goods sold includes costs of merchandise net of purchase discounts, distribution and warehousing costs, and freight from vendors to the distribution center and from the distribution center to the stores. Selling, general and administrative expenses include marketing and advertising, buying and merchandising, store occupancy, and other store and corporate expenses.

  Merchandise Inventories

        Merchandise inventories are stated at the lower of cost or market and cost is determined using the first-in, first-out (FIFO) method. The Company capitalizes certain warehousing and distribution costs associated with shipping its merchandise to the point of sale as merchandise inventory cost.

        The Company obtains a significant amount of its merchandise inventories from a limited number of vendors. During fiscal 2002, the Company purchased approximately 35% of its merchandise inventories from five vendors, with one vendor representing approximately 20% of its merchandise inventories purchases.

THE WHITE HOUSE, INC.

Notes to Financial Statements (Continued)

February 2, 2002 and February 1, 2003
(Dollars in thousands, except per share data)

  Property and Equipment

        Property and equipment is stated at cost. Depreciation and amortization is calculated using the straight-line method over the following estimated useful lives:

Description	Estimated useful lives
Furniture and fixtures	10 years
Equipment	3 – 5 years
Leasehold improvements	Lease terms ranging from 5 – 10 years

        Depreciation and amortization expense for fiscal 2000, 2001 and 2002 was approximately $912, $1,176, and $1,492, respectively. Repairs and maintenance are charged to expense as incurred.

  Landlord Construction Allowances

        Landlord construction allowances consist of contractual construction build-out reimbursements due from landlords in accordance with lease agreements. The Company records the construction allowances as a reduction to leasehold improvements when the leased space is placed into service. Amounts receivable from landlords for construction allowances are included in prepaid expenses and other current assets in the balance sheets.

  Other Assets

        Other assets consist primarily of deposits and deferred financing costs related to the Company's line of credit. Deferred financing costs are being amortized using the interest method over the term of the related debt. Accumulated amortization at February 2, 2002 and February 1, 2003 was $24 and $25, respectively.

  Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Advertising

        Costs associated with advertising are expensed as incurred. Advertising costs were $507, $855, and $1,136 in fiscal 2000, 2001 and 2002, respectively.

  Lease Expenses

        Rent expense on leases is recognized on a straight-line basis over the term of the lease, and the excess of expense over cash amounts paid is recorded as accrued rent in the accompanying balance sheets. Percentage rents are recognized ratably over the measurement period based upon management's estimate of store net sales.

THE WHITE HOUSE, INC.

Notes to Financial Statements (Continued)

February 2, 2002 and February 1, 2003
(Dollars in thousands, except per share data)

  Pre-Opening Costs

        Pre-opening costs incurred in connection with start-up and promotion of new store openings are expensed as incurred and are included in selling, general and administrative expenses.

  Long-Lived Assets

        Long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

  Stock Option Plan

        The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, issued in March 2000, to account for its fixed-plan stock options granted to employees and directors. Under this method, compensation expense is recorded on the date of grant only if the fair value of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148. The following table illustrates the effect on net income (loss) if the fair-value-based method had been applied to all outstanding and unvested awards for fiscal 2000, 2001 and 2002:

	Fiscal Year
	2000	2001	2002
Net income (loss) as reported	$(118)	$869	$3,910
Add compensation recognized under the intrinsic value method, net of taxes	—	—	8
Deduct total stock-based employee compensation expense determined under fair-value-based method for all rewards, net of taxes	(14)	(33)	(44)

Pro forma net income (loss)	$(132)	$836	$3,874

        The pro forma per share amounts are the same as net income (loss) applicable to common stockholders per share reported on the Company's statements of operations.

THE WHITE HOUSE, INC.

Notes to Financial Statements (Continued)

February 2, 2002 and February 1, 2003
(Dollars in thousands, except per share data)

        The assumptions used in the Black-Scholes option-pricing model for determining the fair value of options granted to employees and directors were as follows:

	Fiscal Year
	2000	2001	2002
Risk-free interest rate	6.50%	5.50%	2.75%
Expected life	7 years	7 years	7 years
Volatility	0%	0%	0%
Dividend rate	0%	0%	0%

        The Company accounts for options issued to non-employees at fair value, in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

  Segments

        The Company has one reportable segment based upon the economic characteristics of the store formats, the similar nature of the products sold, the type of customer, and method of distribution.

  Fair Value of Financial Instruments

        The fair value of the Company's cash, accounts receivable, and accounts payable approximate their carrying value due to the short-term nature of such instruments.

  Use of Estimates

        The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the net carrying amount of property and equipment, valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those estimates.

  Recently Issued Accounting Standards

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt SFAS No. 143 on February 2, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability for a cost associated with the exit or disposal activity be recognized when incurred at fair value. SFAS No. 146 eliminates the requirements of EITF Issue 94-3. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and may have an effect on the timing of future restructuring and similar charges recorded, if and when they occur.

THE WHITE HOUSE, INC.

Notes to Financial Statements (Continued)

February 2, 2002 and February 1, 2003
(Dollars in thousands, except per share data)

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

3.     Net Income (Loss) Per Share

        Basic and diluted net income (loss) per share distributable to Class C common stockholders is calculated by dividing the amounts distributable to Class C common stockholders by the weighted average number of Class C common shares outstanding. Basic net income (loss) per share applicable to common stockholders is calculated by dividing net income (loss) applicable to common stockholders by the weighted average number of Class A and Class C common shares outstanding for the period. Diluted net income (loss) per share applicable to common stockholders is calculated by dividing net income (loss) applicable to common stockholders by the diluted weighted average number of Class A and Class C common shares, which reflects the potential dilution from outstanding stock options. The calculations for fiscal 2000, 2001 and 2002 are as follows:

	Fiscal Year
	2000	2001	2002
Numerator:
Net income (loss) applicable to common stockholders	$(1,593)	$(810)	$1,926

Denominator (in thousands):
Weighted average shares outstanding:
Class A	3,518	3,514	3,426
Class C	2,265	2,269	2,357
Effect of dilutive securities—incremental shares from assumed exercise of employee stock options	—	—	87

Diluted weighted average common shares outstanding	5,783	5,783	5,870

        The diluted weighted average common shares outstanding in fiscal 2000, 2001, and 2002 did not include options to purchase common stock of 111,523, 179,677 and 241,052, respectively, since their effect would have been anti-dilutive.

THE WHITE HOUSE, INC.

Notes to Financial Statements (Continued)

February 2, 2002 and February 1, 2003
(Dollars in thousands, except per share data)

4.     Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consist of the following:

	February 2, 2002	February 1, 2003
Landlord construction allowances	$163	$444
Prepaid rent	553	686
Other current assets	469	534

	$1,185	$1,664

5.     Property and Equipment, Net

        Property and equipment, net consists of the following:

	February 2, 2002	February 1, 2003
Furniture and fixtures	$2,848	$3,590
Equipment	1,212	2,416
Leasehold improvements	8,777	10,533
Construction in progress	88	253

	12,925	16,792
Less accumulated depreciation and amortization	5,852	6,972

	$7,073	$9,820

        The Company is obligated under capital leases for certain property and equipment that expire at various dates during the next five years. The net carrying amount of property and equipment under capital leases at February 2, 2002 and February 1, 2003 was $839 and $1,870, respectively.

6.     Borrowings Under Line of Credit

        As of February 1, 2003, the Company had a $12,000 line of credit agreement with Wells Fargo Bank N.A. (the Bank), which included a $7,000 revolving line of credit (Standard Line) and a $5,000 special sub-line of credit (Special Subline). The amounts are limited by borrowing base calculations, as defined in the agreement. These borrowing base calculations take into account a number of factors, including merchandise inventories, net shrinkage, and rent. The aggregate unpaid principal amount of all advances bear interest (calculated based upon a 360-day year), at the Bank's prime rate (4.25% at February 1, 2003) plus 0.25% and 2.0% for the Standard Line and the Special Subline, respectively. The Company has granted the Bank a security interest in virtually all assets of the Company as collateral for the line of credit. Under the agreement, the Company must comply with certain covenants including the maintenance of its inventory balance between a minimum and maximum level and achievement of certain store contribution levels. The agreement prohibits the Company from paying any cash dividends or other distributions without the Bank's consent. The agreement expires in August 2006, provided the Company achieves certain earnings before interest, taxes, depreciation, and amortization (EBITDA) targets or has obtained a waiver of the payments required by the Class C stockholders by July 31, 2004. In the event the targets have not been achieved or the waiver has not been obtained, the agreement expires on September 30, 2004. During fiscal 2002, average month-end outstanding borrowings were $271. As of February 1, 2003, the Company had no borrowings or letters of credit outstanding under the line of credit and $3,727 of available borrowings.

THE WHITE HOUSE, INC.

Notes to Financial Statements (Continued)

February 2, 2002 and February 1, 2003
(Dollars in thousands, except per share data)

7.     Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities consist of the following:

	February 2, 2002	February 1, 2003
Accrued salaries and benefits	$554	$1,176
Income taxes payable	650	1,221
Gift certificate liabilities	409	518
Other accrued expenses	635	765

	$2,248	$3,680

8.     Leases

        The Company has several noncancelable operating leases, primarily for retail stores and office space that expire over the next ten years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental payments include minimum rentals plus contingent rentals based on sales. Rent expense for operating leases for fiscal 2000, 2001 and 2002 was as follows:

	Fiscal Year
	2000	2001	2002
Minimum rentals	$4,546	$5,788	$6,888
Contingent rentals	66	79	141

Rent expense	$4,612	$5,867	$7,029

        Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of February 1, 2003 are:

	Operating leases	Capital leases
Fiscal year:
2003	$5,498	$730
2004	5,039	679
2005	4,424	487
2006	4,239	66
2007	3,701	9
Later years, through 2012	12,285	—

Total minimum lease payments	$35,186	1,971

Less amount representing interest (at rates ranging from 5.9% to 21.1%)		296

Present value of net minimum capital lease payments		1,675
Less current portion of capital lease obligations		571

Capital lease obligations, less current portion		$1,104

THE WHITE HOUSE, INC.

Notes to Financial Statements (Continued)

February 2, 2002 and February 1, 2003
(Dollars in thousands, except per share data)

9.     Income Taxes

        Income tax expense (benefit) for fiscal 2000, 2001 and 2002 consists of the following:

	Fiscal Year
	2000	2001	2002
Current:
Federal	$70	$569	$2,375
State	12	117	504

	82	686	2,879

Deferred:
Federal	(104)	(19)	(160)
State	(26)	(17)	(67)

	(130)	(36)	(227)

Income tax expense (benefit)	$(48)	$650	$2,652

        Federal income tax expense for fiscal 2001 and 2002 include foreign taxes of $92 and $260, respectively.

        Reconciliations of the recorded income tax expense (benefit) and the "expected" tax expense (benefit) based on the statutory federal income tax rate of 34% for fiscal 2000, 2001 and 2002 are as follows:

	Fiscal Year
	2000	2001	2002
Computed federal income tax expense (benefit) at statutory rate	$(57)	$517	$2,231
State income taxes, net of federal income tax effect	(9)	66	288
Other	18	67	133

Income tax expense (benefit)	$(48)	$650	$2,652

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets consists of the following:

	February 2, 2002	February 1, 2003
Deferred tax assets:
Inventories	$29	$167
Property and equipment	920	660
Other accrued expenses	161	510

Total deferred tax assets	$1,110	$1,337

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent primarily upon the generation of future taxable income

THE WHITE HOUSE, INC.

Notes to Financial Statements (Continued)

February 2, 2002 and February 1, 2003
(Dollars in thousands, except per share data)

during the period in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the deferred tax assets at February 1, 2003.

10.   Related Party Transactions

        A member of the Company's management is affiliated with another organization that provides decorating services for certain stores. The Company paid this organization approximately $9 and $97 in fiscal 2000 and 2001, respectively. There were no services rendered in fiscal 2002.

        As described in note 11 to the financial statements, certain Class C stockholders purchased Class A shares from a Class A stockholder during fiscal 2001.

11.   Stockholders' Equity

        During January 1999, the Articles of Incorporation were amended to authorize the following shares:

  •
  15,000,000 Class A voting shares, $0.01 par value;

  •
  100,000 Class B nonvoting shares, $0.01 par value; and

  •
  8,000,000 Class C voting shares, $0.01 par value, 8% cumulative yield (subject to increase upon certain events of default).

        The Company entered into a Stock Purchase Agreement (the Agreement) dated January 19, 1999, whereby various third parties purchased an aggregate of 1,476,160 Class C shares at $3.81 per share. Of these shares, 1,338,093 were purchased directly from the Company and 138,067 were Class A shares purchased from existing investors and exchanged for Class C shares. The agreement also contains remedies that will grant additional Class C shares if the Company incurs legal costs or settlements in excess of $100,000 in connection with claims involving certain specified intellectual property, ERISA, or securities law matters. These remedies are in place for a ten-year period and allow for the purchase of additional shares based on a formula defined in the agreement. During fiscal 1999, the investors purchased an additional 788,954 Class C shares at $3.81 per share. During fiscal 2001, the investors purchased 92,308 shares at $2.44 per share from a Class A common stockholder. The Company then exchanged the Class A shares for Class C shares.

        Concurrent with the Stock Purchase Agreement, individual Stock Purchase Warrants were issued with each purchase of Class C shares. These warrants have a ten-year term and provide for the issuance of Class A shares at a price of $0.01 per share upon dilution of the Company through stock issuances below $3.81 per share.

        The Class C voting shares provide for mandatory distributions of the original cost and an 8% annual yield on the original costs upon sale or dissolution of the Company, an initial public offering, or certain events of default. If none of these events occurs prior to December 31, 2003, 12 equal distributions will commence, repaying the original cost and the 8% stated yield or a weighted average effective yield of 16.6%. Upon payment of these distributions, the Class C shares remain outstanding. If the Company makes each of the 12 quarterly distributions in accordance with terms of the distribution

THE WHITE HOUSE, INC.

Notes to Financial Statements (Continued)

February 2, 2002 and February 1, 2003
(Dollars in thousands, except per share data)

right, commencing on December 31, 2003 and ending on September 30, 2006, distributions to the Class C common stockholders will aggregate $13,402. If the Company had elected to extinguish the distribution obligation early, the amount due on February 1, 2003 would have been $11,474. Upon payment of the mandatory distribution obligation, the Class C participates with Class A stockholders in all further distributions, as if they held Class A common shares.

        The Class C common stock has been accounted for by the Company similar to a preferred stock with a mandatory dividend. The Company is accruing the aggregate distribution amount over the period from issuance to the date of final distribution using the interest method. As of February 2, 2002 and February 1, 2003, the Company has accrued $4,160 and $6,144, respectively, which has been reflected in the accompanying balance sheets as amounts distributable to Class C common stockholders. The annual increase in the amounts distributable to Class C common stockholders for fiscal 2000, 2001 and 2003 of $1,475, $1,679 and $1,984, respectively have been presented in the accompanying statements of operations as deduction from net income in the determination of net income (loss) applicable to common stockholders. Based on the Class C common stock outstanding at February 1, 2003, the mandatory distributions required for each of the next four fiscal years are as follows:

Fiscal 2003	$1,117
Fiscal 2004	4,467
Fiscal 2005	4,467
Fiscal 2006	3,351

12.   Stock Option Plan

  Options Granted to Employees and Directors

        The Company implemented a stock option plan (the Plan) authorizing the grant of options to certain employees, directors, and consultants. Stock options vest over a five-year period and generally expire ten years from the date granted. As of February 1, 2003, 66,554 options are available for grant under the Plan. Subsequent to year end, the Board of Directors authorized the reserve of an additional 615,385 common shares for issuance of future stock options. The authorization is subject to shareholder approval.

THE WHITE HOUSE, INC.

Notes to Financial Statements (Continued)

February 2, 2002 and February 1, 2003
(Dollars in thousands, except per share data)

        A summary of options granted to employees and directors during fiscal 2000, 2001 and 2002, is as follows:

	Options	Weighted average exercise price
Outstanding options January 29, 2000	—	$—
Granted	114,138	2.60
Forfeited	(5,692)	2.60

Outstanding options February 3, 2001	108,446	2.60
Granted	74,462	2.60
Forfeited	(12,462)	2.60

Outstanding options February 2, 2002	170,446	2.60
Granted	61,846	2.67
Forfeited	(3,461)	2.60

Outstanding options February 1, 2003	228,831	$2.63

        Options for 22,827, 53,285, and 66,779 shares were exercisable as of February 3, 2001, February 2, 2002, and February 1, 2003, respectively, and had a weighted average exercise price per share of $2.60, $2.60, and $2.63, respectively.

        The following table summarizes information about outstanding and exercisable options at February 1, 2003:

	Options Outstanding		Options Exercisable
Weighted Average Exercise Price	Number outstanding	Weighted average remaining contractual life	Number exercisable	Weighted average remaining contractual life
$2.60	80,215	7.3	32,086	7.3
$2.60	21,692	7.6	8,677	7.6
$2.60	53,154	8.3	10,631	8.3
$2.60	15,385	9.0	15,385	9.0
$2.67	58,385	9.3	—

	228,831		66,779

        In May 2002, the Company granted 46,154 options to employees at an exercise price of $2.60 per share and granted 15,692 options to senior executives at an exercise price of $2.86. The estimated fair value of the Company common stock on the date of grant was $4.16 per share. Accordingly, the Company recognized compensation expense relating to these options during fiscal 2002 of approximately $13. The unearned compensation of $74 at February 1, 2003, will be recognized through charges to expense in various amounts over the next five fiscal years. Management estimated the fair value of the Company's common stock based upon earnings multiples of public companies in the apparel industry.

THE WHITE HOUSE, INC.

Notes to Financial Statements (Continued)

February 2, 2002 and February 1, 2003
(Dollars in thousands, except per share data)

  Options Issued to Non-Employees

        The Company accounts for options issued to non-employees at fair values, in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

        During fiscal 2000, 2001 and 2002, the Company granted options to non-employees to purchase 3,077, 6,154, and 3,077 of Class A common stock at $2.60 per share, respectively. In accordance with EITF 96-18, the Company has established the grant date to be the measurement date for such options in that the recipients have no further performance obligations with respect to the grants. The estimated fair value of the options were determined using the Black-Scholes option pricing model with the following weighted average assumptions. The Company recognized compensation expense relating to the options during fiscal 2000, 2001 and 2002 of approximately $8, $16 and $17, respectively.

	Fiscal Year
	2000	2001	2002
Risk-free interest rate	6.50%	5.50%	2.75%
Expected life	10 years	10 years	10 years
Volatility	200%	200%	200%
Dividend rate	0%	0%	0%

13.   Retirement Plan

        The Company maintains a qualified 401(k) retirement plan for the benefit of all eligible employees. The eligible employees may make voluntary contributions to the plan between 1% and 15% of compensation, with the Company matching 10% of the employees' contributions, up to 6% of compensation. The Company's contributions for fiscal 2000, 2001 and 2002 were approximately $11, $14 and $17, respectively.

14.   Legal Matters

        Lawsuits and claims are filed from time to time against the Company in the ordinary course of business. As of February 1, 2003 the Company is not a party to any litigation or other legal proceeding that management believes could reasonably be expected to have a material adverse effect on the Company's business or financial condition.

THE WHITE HOUSE, INC.

Notes to Financial Statements (Continued)

February 2, 2002 and February 1, 2003
(Dollars in thousands, except per share data)

15.   Unaudited Quarterly Information

	Fiscal Year 2001
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$12,332	$12,209	$11,014	$13,977	$49,532
Gross profit	6,852	6,823	6,055	7,918	27,648
Net income (loss)	528	308	(208)	241	869
Net income (loss) applicable to common stockholders	153	(107)	(638)	(218)	(810)
Diluted net income (loss) per share applicable to common stockholders:
Class A	0.03	(0.02)	(0.11)	(0.04)	(0.14)
Class C	0.03	(0.02)	(0.11)	(0.04)	(0.14)
	Fiscal Year 2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$15,978	$17,696	$15,049	$18,233	$66,956
Gross profit	9,077	10,224	8,571	10,813	38,685
Net income	1,129	1,408	247	1,126	3,910
Net income (loss) applicable to common stockholders	680	917	(263)	592	1,926
Diluted net income (loss) per share applicable to common stockholders:
Class A	0.12	0.16	(0.05)	0.10	0.33
Class C	0.12	0.16	(0.05)	0.10	0.33

16.   Subsequent Events (unaudited)

        On May 15, 2003, the Company's Board of Directors approved the Company's plan for an initial public offering.

        In connection with the initial public offering, the Company intends to use approximately $11.8 million of the proceeds to make required distributions associated with the Class C common stock. The amount paid in excess of the liability reflected in the Company's balance sheet for amounts distributable to Class C common stockholders will be charged directly to stockholders' equity and will result in a deduction from net income for the purposes of determining net income per weighted average common share in the quarter in which the initial public offering is completed.

        Pro forma net income per common share was calculated by dividing net income by the pro forma diluted weighted average shares outstanding. Assuming an offering price of $13.00 per share, pro forma diluted weighted average shares outstanding consists of 5,870,000 diluted weighted average shares outstanding and approximately 976,000 shares of common stock which would be required to be sold in order to make the required distributions. Pro forma net income per common share assumes that all outstanding Class A and Class C common stock were converted into common stock and that the required distributions to Class C stockholders were made on February 3, 2002.

[picture of lifestyle center store front]

3,119,292 Shares

Common Stock

PROSPECTUS

                           , 2003

William Blair & Company

SG Cowen

RBC Capital Markets

        Until                        , 2003 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

        We estimate that our expenses to be paid in connection with the offering (other than underwriting discounts, commissions, and reasonable expense allowances) will be as follows:

SEC registration fee	$4,045
NASD filing fee	5,500
Nasdaq National Market listing fee	100,000
Printing and engraving expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Directors' and officers' insurance expense	*
Miscellaneous	*

Total	$1,200,000

*
To be completed by amendment.

The foregoing items, except for the Securities and Exchange Commission and NASD fees, are estimated. All expenses will be borne by us.

Item 14.    Indemnification of Directors and Officers.

        (a)   Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland permits a corporation to indemnify its present and former directors, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their services in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; or (b) the director or officer actually received an improper personal benefit in money, property, or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Maryland law permits a corporation to indemnify a present and former officer to the same extent as a director, and to provide additional indemnification to an officer who is not also a director. In addition, Section 2-418(f) of the Corporations and Associations Article of the Annotated Code of Maryland permits a corporation to pay or reimburse, in advance of the final disposition of a proceeding, reasonable expenses (including attorney's fees) incurred by a present or former director or officer made a party to the proceeding by reason of his service in that capacity, provided that the corporation shall have received (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and (b) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

        Our charter requires us to indemnify our currently acting and former directors and officers against any and all liabilities and expenses incurred in connection with their services in such capacities to the maximum extent permitted by Maryland law. Our charter and bylaws also require that, upon approval of the board of directors, we indemnify our employees, agents and persons who serve and have served, at its request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture or other enterprise or employee benefit plan to the extent determined appropriate by our board of directors. Additionally, our charter provides that we advance expenses to our directors and officers entitled to indemnification to the maximum extent permitted by Maryland law and may in our discretion advance expense to employees, agents and others who may be granted indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        Under Maryland law, a corporation is permitted to limit by provision in its articles of incorporation the liability of directors and officers, so that no director or officer of the corporation shall be liable to the corporation or to any stockholder for money damages except to the extent that (i) the director or officer actually received an improper benefit in money, property, or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result or active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The registrant's charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law.

        The form of Underwriting Agreement (filed as Exhibit 1.1 to this registration statement) will provide for indemnification by the underwriters of The White House, Inc. and its officers and directors for certain liabilities arising under the Securities Act of 1933, or otherwise.

        We maintain directors' and officers' liability insurance policies covering certain liabilities of persons serving as officers and directors and providing reimbursement to us for our indemnification of such persons.

Item 15.    Recent Sales of Unregistered Securities.

        In the three years preceding the filing of this registration statement, we issued the securities described below (adjusted to give effect to a one-for-3.25 reverse stock split) that were not registered under the Securities Act. None of the transactions involved any underwriters, underwriting discounts, or commissions or any public offering, and we believe that each transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder, or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, such securities were restricted as to transfers and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

         (1)  On May 15, 2003, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Richard D. Sarmiento, our Chairman, President, and Chief Executive Officer, and a member of our board of directors, to purchase an aggregate of 13,230 shares of our common stock at an exercise price of $12.00 per share.

         (2)  On May 15, 2003, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Stephen L. Hirsch, our Vice President, Finance and Administration, and Chief Financial Officer, to purchase an aggregate of 13,230 shares of our common stock at an exercise price of $12.00 per share.

         (3)  On May 15, 2003, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Patricia Darrow-Smith, our Executive Vice President, Merchandising, to purchase an aggregate of 13,230 shares of our common stock at an exercise price of $12.00 per share.

         (4)  On May 15, 2003, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to F. Michael Smith, our Vice President, Operations, to purchase an aggregate of 13,230 shares of our common stock at an exercise price of $12.00 per share.

        (5)   On May 15, 2003, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Craig J. Foley, a member of our board of directors, to purchase an aggregate of 4,615 shares of our common stock at an exercise price of $12.00 per share.

         (6)  On May 15, 2003, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Sally Frame Kasaks, a member of our board of directors, to purchase an aggregate of 4,615 shares of our common stock at an exercise price of $12.00 per share.

         (7)  On May 15, 2003, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Howard E. Goldstein, a member of our board of directors, to purchase an aggregate of 3,077 shares of our common stock at an exercise price of $12.00 per share.

         (8)  On May 15, 2003, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Darryl Hartley-Leonard, a member of our board of directors, to purchase an aggregate of 3,076 shares of our common stock at an exercise price of $12.00 per share.

         (9)  On May 15, 2003, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to certain of our employees to purchase an aggregate of 12,308 shares of our common stock at an exercise price of $12.00 per share.

       (10)  On June 28, 2002, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Rod Olson, a consultant to the Company, to purchase an aggregate of 3,076 shares of our common stock at an exercise price of $2.60 per share.

       (11)  On May 1, 2002, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to certain of our employees to purchase an aggregate of 55,692 shares of our common stock at an exercise price of $2.86 per share.

       (12)  On February 1, 2002, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Sally Frame Kasaks, a member of our board of directors, to purchase an aggregate of 6,154 shares of our common stock at an exercise price of $2.60 per share.

       (13)  On February 1, 2002, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Craig Foley, a member of our board of directors, to purchase an aggregate of 3,076 shares of our common stock at an exercise price of $2.60 per share.

       (14)  On February 1, 2002, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Darryl Leonard-Hartley, a member of our board of directors, to purchase an aggregate of 3,076 shares of our common stock at an exercise price of $2.60 per share.

       (15)  On February 1, 2002, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Michael Machens, an advisory board member, to purchase an aggregate of 3,076 shares of our common stock at an exercise price of $2.60 per share.

       (16)  On February 1, 2002, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Chancellor Private Capital Offshore Partners I to purchase an aggregate of 61 shares of our common stock at an exercise price of $2.60 per share.

       (17)  On February 1, 2002, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Chancellor Private Capital Offshore Partners II to purchase an aggregate of 707 shares of our common stock at an exercise price of $2.60 per share.

       (18)  On February 1, 2002, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Chancellor Private Capital Offshore Partners III to purchase an aggregate of 430 shares of our common stock at an exercise price of $2.60 per share.

       (19)  On February 1, 2002, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Citiventure Partnership 96, L.P., to purchase an aggregate of 1,876 shares of our common stock at an exercise price of $2.60 per share.

       (20)  On May 15, 2001, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to certain of our employees to purchase an aggregate of 29,230 shares of our common stock at an exercise price of $2.60 per share.

       (21)  On May 9, 2001, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Sally Frame Kasaks, a member of our board of directors, to purchase an aggregate of 6,153 shares of our common stock at an exercise price of $2.60 per share.

       (22)  On May 9, 2001, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Craig Foley, a member of our board of directors, to purchase an aggregate of 3,076 shares of our common stock at an exercise price of $2.60 per share.

       (23)  On May 9, 2001, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Darryl Leonard-Hartley, a member of our board of directors, to purchase an aggregate of 3,076 shares of our common stock at an exercise price of $2.60 per share.

       (24)  On May 9, 2001, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Michael Machens, an advisory board member, to purchase an aggregate of 3,076 shares of our common stock at an exercise price of $2.60 per share.

       (25)  On May 9, 2001, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Chancellor Private Capital Offshore Partners I to purchase an aggregate of 61 shares of our common stock at an exercise price of $2.60 per share.

       (26)  On May 9, 2001, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options Chancellor Private Capital Offshore Partners II to purchase an aggregate of 707 shares of our common stock at an exercise price of $2.60 per share.

       (27)  On May 9, 2001, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Chancellor Private Capital Offshore Partners III to purchase an aggregate of 430 shares of our common stock at an exercise price of $2.60 per share.

       (28)  On May 9, 2001, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to Citiventure Partnership 96, L.P., to purchase an aggregate of 1,876 shares of our common stock at an exercise price of $2.60 per share.

       (29)  On August 1, 2000, pursuant to the terms of the 1999 Stock Option Plan, we issued stock options to certain of our employees to purchase an aggregate of 20,923 shares of our common stock at an exercise price of $2.60 per share.

Item 16.    Exhibits.

        (a)   Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit No.		Description
1.1		Form of Underwriting Agreement
3.1	**	Form of The White House, Inc. Articles of Amendment and Restatement
3.2	**	Form of The White House, Inc. Articles of Amendment
3.3	**	Articles of Amendment and Restatement of The White House, Inc., as currently in effect
3.4	**	Form of Amended and Restated Bylaws of The White House, Inc.
3.5	**	Amended and Restated Bylaws of The White House, Inc., as currently in effect
4.1		Form of specimen certificate representing The White House, Inc.'s common stock
4.2	**	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, and 3.5
5.1	*	Opinion of Venable, Baetjer, Howard & Civiletti, LLP
10.1	**†	The White House, Inc. 1999 Stock Option Plan and form of Grant Agreement
10.2	**†	Form of The White House, Inc. Employee Stock Purchase Plan
10.3	†*	Employment Agreement between The White House, Inc. and Richard D. Sarmiento
10.4	†*	Employment Agreement between The White House, Inc. and Patricia Darrow-Smith
10.5	†*	Employment Agreement between The White House, Inc. and F. Michael Smith
10.6	†*	Employment Agreement between The White House, Inc. and Stephen L. Hirsch
10.7	†	Employment offer letter between The White House, Inc. and Stephen L. Hirsch dated July 12, 1999
10.8	**	2002 Stock Purchase and Exchange Agreement, dated January 15, 2002, among Anne Bernholz, certain purchasers, and The White House, Inc.
10.9	**	Registration Agreement dated January 19, 1999 among The White House, Inc. and the investors and executives specified therein
10.10	**†	Form of The White House, Inc. 2003 Stock Option Plan and form of Grant Agreement
10.11	**	Form of Director Indemnification Agreement
10.12	**	Form of Officer Indemnification Agreement
10.13	**
Loan and Security Agreement dated August 23, 2000 between Paragon Capital LLC (subsequently known as Wells Fargo Retail Finance LLC) and The White House, Inc., including First Amendment dated June 25, 2001, Second Amendment dated September 2002, Third Amendment dated November 2002, Fourth Amendment (undated) and Fifth Amendment (undated)
10.14	**	Non-Competition and Confidentiality Agreement, dated January 19, 1999, between The White House, Inc. and Richard Sarmiento
10.15		Master Lease Agreement (undated) by and between Carlton Financial Corporation and The White House, Inc.

23.1		Consent of KPMG LLP
23.2	*	Consent of Venable, Baetjer, Howard & Civiletti, LLP (to be included in Exhibit 5.1)
24.1	**	Power of Attorney (included on signature page)

        *      To be filed by amendment

        **    Previously filed

        †      Indicates compensatory plan or arrangement.

         (b)  Financial Statement Schedule

Schedule II Valuation and Qualifying Accounts

        Except as described above, schedules have been omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Glen Burnie, Maryland on the 24th day of June 2003.

THE WHITE HOUSE, INC.
By:	/s/ RICHARD D. SARMIENTO Richard D. Sarmiento Chairman, President, Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RICHARD D. SARMIENTO Richard D. Sarmiento	Chairman, President, Chief Executive Officer, and Director (Principal Executive Officer)	June 24, 2003
/s/ STEPHEN L. HIRSCH Stephen L. Hirsch	Vice President, Finance and Administration, and Chief Financial Officer (Principal Financial and Accounting Officer)	June 24, 2003
* Craig J. Foley	Director	June 24, 2003
* Darryl Hartley-Leonard	Director	June 24, 2003
* Howard E. Goldstein	Director	June 24, 2003
* Sally Frame Kasaks	Director	June 24, 2003
* By	/s/ RICHARD D. SARMIENTO Richard D. Sarmiento Attorney-in-fact
/s/ STEPHEN L. HIRSCH Stephen L. Hirsch Attorney-in-fact

THE WHITE HOUSE, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance Beginning of Period	Amounts Charged to Net Income	Write-Offs Against Reserve	Balance End of Period
Accrued Customer Returns:
Year ended February 3, 2001	$85	$1,313	$(1,313)	$85

Year ended February 2, 2002	$85	$1,673	$(1,673)	$85

Year ended February 1, 2003	$85	$2,434	$(2,365)	$154

S-1

EXHIBIT INDEX

Exhibit No.		Description
1.1		Form of Underwriting Agreement
3.1	**	Form of The White House, Inc. Articles of Amendment and Restatement
3.2	**	Form of The White House, Inc. Articles of Amendment
3.3	**	Articles of Amendment and Restatement of The White House, Inc., as currently in effect
3.4	**	Form of Amended and Restated Bylaws of The White House, Inc.
3.5	**	Amended and Restated Bylaws of The White House, Inc., as currently in effect
4.1		Form of specimen certificate representing The White House, Inc.'s common stock
4.2	**	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, and 3.5
5.1	*	Opinion of Venable, Baetjer, Howard & Civiletti, LLP
10.1	**†	The White House, Inc. 1999 Stock Option Plan and form of Grant Agreement
10.2	**†	Form of The White House, Inc. Employee Stock Purchase Plan
10.3	†*	Employment Agreement between The White House, Inc. and Richard D. Sarmiento
10.4	†*	Employment Agreement between The White House, Inc. and Patricia Darrow-Smith
10.5	†*	Employment Agreement between The White House, Inc. and F. Michael Smith
10.6	†*	Employment Agreement between The White House, Inc. and Stephen L. Hirsch
10.7	†	Employment offer letter between The White House, Inc. and Stephen L. Hirsch dated July 12, 1999
10.8	**	2002 Stock Purchase and Exchange Agreement, dated January 15, 2002, among Anne Bernholz, certain purchasers, and The White House, Inc.
10.9	**	Registration Agreement dated January 19, 1999 among The White House, Inc. and the investors and executives specified therein
10.10	**†	Form of The White House, Inc. 2003 Stock Option Plan and form of Grant Agreement
10.11	**	Form of Director Indemnification Agreement
10.12	**	Form of Officer Indemnification Agreement
10.13	**
Loan and Security Agreement dated August 23, 2000 between Paragon Capital LLC (subsequently known as Wells Fargo Retail Finance LLC) and The White House, Inc., including First Amendment dated June 25, 2001, Second Amendment dated September 2002, Third Amendment dated November 2002, Fourth Amendment (undated) and Fifth Amendment (undated)
10.14	**	Non-Competition and Confidentiality Agreement, dated January 19, 1999, between The White House, Inc. and Richard Sarmiento
10.15		Master Lease Agreement (undated) by and between Carlton Financial Corporation and The White House, Inc.
23.1		Consent of KPMG LLP
23.2	*	Consent of Venable, Baetjer, Howard & Civiletti, LLP (to be included in Exhibit 5.1)
24.1	**	Power of Attorney (included on signature page)

        *      To be filed by amendment

        **    Previously filed

        †      Indicates compensatory plan or arrangement.